Exhibit 10.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
among
CALIFORNIA RESOURCES CORPORATION,
PETRA MERGER SUB I, LLC,
PETRA MERGER SUB C, LLC,
PETRA MERGER SUB O, LLC,
PETRA MERGER SUB S, LLC,
PETRA MERGER SUB O2, LLC,
PETRA MERGER SUB O3, LLC,
IKAV IMPACT S.A.R.L.,
SIMLOG INC.,
IKAV ENERGY INC.,
CPP INVESTMENT BOARD PRIVATE HOLDINGS (6), INC.,
GREEN GATE COI LLC,
IKAV IMPACT USA INC.,
CPPIB VEDDER US HOLDINGS LLC,
OPPS XB AERA E CTB, LLC,
OPPS XI AERA E CTB, LLC,
OCM OPPS XB AIF HOLDINGS (DELAWARE), L.P.,
OAKTREE HUNTINGTON INVESTMENT FUND II AIF (DELAWARE), L.P. – CLASS C,
OCM OPPS XI AIV HOLDINGS (DELAWARE), L.P., and
OCM AERA E HOLDINGS, LLC
Dated as of February 7, 2024

4.18	Material Contracts	35
4.19	Hedging Transactions	38
4.20	Insurance	38
4.21	Brokers	39
4.22	Related Party Transactions	39
4.23	Regulatory Matters	39
4.24	Takeover Laws	40
4.25	Anti-Corruption Laws; Economic Sanctions/Trade Laws	40
4.26	Accredited Investors	41
4.27	Obligations to the Members	41
4.28	No Additional Representations	41

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE MEMBERS

5.1	Organization; Authorization	42
5.2	No Violations	42
5.3	Litigation	43
5.4	Ownership of Equity Interests; Voting Power	43
5.5	Accredited Investor	43
5.6	Tax	43
5.7	No Additional Representations	44

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

6.1	Organization, Standing and Power	45
6.2	Capital Structure	45
6.3	Authority; No Violations; Consents and Approvals	47
6.4	Consents	48
6.5	SEC Documents; Financial Statements; Internal Controls; NYSE Matters	48
6.6	Absence of Certain Changes of Events	50
6.7	Information Supplied	50
6.8	No Undisclosed Material Liabilities	50
6.9	Parent Permits; Compliance with Applicable Law	51
6.10	Taxes	51
6.11	Litigation	52
6.12	Environmental Matters	52
6.13	Material Contracts	53
6.14	Opinion of Financial Advisor	53
6.15	Brokers	54
6.16	Regulatory Matters	54
6.17	Sufficient Funds	54
6.18	Anti-Corruption Laws; Economic Sanctions/Trade Laws	56
6.19	Form S-3	57
6.20	No Additional Representations	57
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ARTICLE VII COVENANTS AND AGREEMENTS

7.1	Conduct of Company Business Pending the Mergers	58
7.2	Conduct of Parent Business Pending the Mergers	63
7.3	Preparation of Proxy Statement	64
7.4	No Solicitation; Parent Stockholders Meeting; Approvals	65
7.5	Access to Information	70
7.6	HSR, FERC and Other Approvals	71
7.7	Employee Matters	74
7.8	Indemnifications; Directors’ and Officers’ Insurance	77
7.9	Transaction Litigation	79
7.10	Public Announcements	79
7.11	Advice of Certain Matters; Control of Business	80
7.12	Specified Efforts; Notification	80
7.13	Tax Matters	81
7.14	Financing	87
7.15	Termination of Company Related Party Agreements	92
7.16	Stock Exchange Listing	92
7.17	Takeover Law	92
7.18	No Transfer	92
7.19	Wrong Pockets	93
7.20	R&W Insurance Policy	93
7.21	Restructuring	94
7.22	Transition Services Agreement	94
7.23	Newport Banning Ranch	94

ARTICLE VIII CONDITIONS PRECEDENT

8.1	Conditions to Each Party’s Obligation to Consummate the Initial Mergers	94
8.2	Additional Conditions to Obligations of Parent and Initial Merger Subs	95
8.3	Additional Conditions to Obligations of the Companies	97
8.4	Frustration of Closing Conditions	98

ARTICLE IX TERMINATION

9.1	Termination	98
9.2	Notice of Termination; Effect of Termination	100
9.3	Expenses; Release	102

ARTICLE X INDEMNIFICATION; R&W INSURANCE POLICY
10.1	Survival	103
10.2	Indemnification	103
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10.3	Characterization of Indemnification Payments	104
10.4	R&W Insurance Policy	104

ARTICLE XI GENERAL PROVISIONS
11.1	Disclosure Letter Definitions	104
11.2	Notices	104
11.3	Rules of Construction	106
11.4	Counterparts	107
11.5	Entire Agreement; No Third Party Beneficiaries	108
11.6	Governing Law; Venue; Waiver of Jury Trial	108
11.7	Severability	109
11.8	Assignment	109
11.9	Specific Performance	110
11.10	Amendment	110
11.11	Extension; Waiver	110
11.12	No Recourse	111
11.13	Provision Respecting Representation of Companies	112

ANNEX
Annex A    Certain Definitions

EXHIBIT
Exhibit A    Form of Registration Rights Agreement
Exhibit B    Form of Stockholder Agreement
Exhibit C    Tax Steps Plan
Exhibit D    Restructuring
Exhibit E     Form of R&W Insurance Policy
Exhibit F    Tax Forms
Exhibit G    Bonus Depreciation
Exhibit H    Form of Tax Representation Letter
Exhibit I    Business Plan

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AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of February 7, 2024 (this “Agreement”), among California Resources Corporation, a Delaware corporation (“Parent”), Petra Merger Sub I, LLC (“IKAV Merger Sub”), Petra Merger Sub C, LLC (“CPP Merger Sub”), Petra Merger Sub O, LLC (“COI Merger Sub”), Petra Merger Sub O2, LLC (“COI Merger Sub 2”), and Petra Merger Sub O3, LLC (“COI Merger Sub 3”), each a Delaware limited liability company and a wholly-owned direct Subsidiary of Parent (collectively, “Initial Merger Subs”), Petra Merger Sub S, LLC, a Delaware limited liability company and a wholly-owned direct Subsidiary of Parent (“Subsequent Merger Sub” and, together with Initial Merger Subs, collectively, “Merger Subs”), IKAV Impact USA Inc., a Delaware corporation (“IKAV Blocker”), CPPIB Vedder US Holdings LLC, a Delaware limited liability company (“CPP Blocker”), Opps Xb Aera E CTB, LLC, a Delaware limited liability company (“IKAV Co-Invest Blocker 1”), Opps XI Aera E CTB, LLC, a Delaware limited liability company (“IKAV Co-Invest Blocker 2” and together with IKAV Co-Invest Blocker 1, collectively, the “IKAV Co-Invest Blockers”), Green Gate COI, LLC, a Delaware limited liability company (“IKAV Co-Invest”, and together with IKAV Blocker, CPP Blocker, IKAV Co-Invest Blocker 1 and IKAV Co-Invest Blocker 2, collectively, the “Companies”), and solely for purposes of the Member Provisions, IKAV Impact S.a.r.l., a Luxembourg corporation (“IKAV S.a.r.l.”), Simlog Inc., a Delaware corporation (“Simlog”), and IKAV Energy Inc., a Delaware corporation (collectively, with IKAV S.a.r.l. and Simlog, “IKAV Member”), CPP Investment Board Private Holdings (6), Inc., a Canadian corporation (“CPP Member”), OCM Opps Xb AIF Holdings (Delaware), L.P., a Delaware limited partnership (“IKAV Co-Invest Blocker 1 Member A”), Oaktree Huntington Investment Fund II AIF (Delaware), L.P. – Class C, a Delaware limited partnership (“IKAV Co-Invest Blocker 1 Member B” and together with IKAV Co-Invest Blocker 1 Member A, collectively, the “IKAV Co-Invest Blocker 1 Members”), OCM XI AIV Holdings (Delaware), L.P., a Delaware limited partnership (“IKAV Co-Invest Blocker 2 Member”), and OCM Aera E Holdings, LLC, a Delaware limited liability company (“IKAV Co-Invest Member”, and together with IKAV Member and CPP Member, collectively, the “Members”).
WHEREAS, the board of directors of IKAV Blocker (the “IKAV Blocker Board”) has, by unanimous written consent (i) determined that this Agreement and the merger of IKAV Merger Sub with and into IKAV Blocker (the “IKAV Merger”) and the applicable Subsequent Merger are fair to, and in the best interests of, IKAV Blocker and IKAV Member, (ii) approved and declared advisable this Agreement, the IKAV Merger and the applicable Subsequent Merger, and (iii) resolved to recommend that IKAV Member adopt this Agreement;
WHEREAS, CPP Member, as the sole member of CPP Blocker, has approved this Agreement, the merger of CPP Merger Sub with and into CPP Blocker (the “CPP Merger”) and the applicable Subsequent Merger on behalf of CPP Blocker and CPP Member;
WHEREAS, the applicable authorized Persons and governing bodies of IKAV Co-Invest (the “IKAV Co-Invest Board”) and IKAV Co-Invest Blockers (the “IKAV Co-Invest Blocker Board”, and, together with the IKAV Co-Invest Board and IKAV Blocker Board, the “Company Boards”) have duly authorized and approved this Agreement and the transactions contemplated hereby, including (a) COI Merger Sub will merge with and into IKAV Co-Invest (the “IKAV Co-Invest Merger”), (b) COI Merger Sub 2 will merge with and into IKAV Co-Invest Blocker 1

(the “IKAV Co-Invest Blocker 1 Merger”), and (c) COI Merger Sub 3 will merge with and into IKAV Co-Invest Blocker 2 (the “IKAV Co-Invest Blocker 2 Merger” and, together with the IKAV Merger, the CPP Merger, the IKAV Co-Invest Merger and the IKAV Co-Invest Blocker 1 Merger, the “Initial Mergers”);
WHEREAS, immediately following the Initial Mergers, each surviving company or corporation (as applicable) of the Initial Mergers (the “Surviving Companies”) will merge with and into Subsequent Merger Sub (each, a “Subsequent Merger”, and, together with the Initial Mergers, the “Mergers”), with Subsequent Merger Sub surviving the Subsequent Mergers (the “Subsequent Surviving Company”);
WHEREAS, the board of directors of Parent (the “Parent Board”) has, at a meeting duly called and held, by unanimous vote, (i) determined that this Agreement and the issuance of the shares of common stock of Parent, par value $0.01 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”), are fair to, and in the best interests of, Parent, (ii) approved and declared advisable this Agreement, the Mergers and the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance;
WHEREAS, the board of managers of each Merger Sub (collectively, the “Merger Sub Boards”) has, at a meeting duly called and held, by unanimous vote (i) determined that this Agreement and the applicable Merger are fair to, and in the best interests of, such Merger Sub and such Merger Sub’s sole member, (ii) approved and declared advisable this Agreement and the applicable Merger, and (iii) resolved to recommend that Parent, as the sole member of such Merger Sub, approve this Agreement;
WHEREAS, Parent, as the sole member of each Merger Sub, has approved this Agreement concurrently with its execution;
WHEREAS, for U.S. federal and applicable state and local income Tax purposes (i) the IKAV Merger and the applicable Subsequent Merger shall be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (ii) each of Parent, IKAV Merger Sub, Subsequent Merger Sub, IKAV Member, and IKAV Blocker is a party to such reorganization within the meaning of Section 368(b) of the Code, (iii) this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and Treasury Regulations Section 1.368-3(a), and (iv) IKAV Member shall be treated as transferring a “United States real property interest” on which gain is realized solely for a “United States real property interest” which, immediately following the exchange, would be subject to United States taxation upon its disposition within the meaning of Treasury Regulations Section 1.897-6T(a)(1);
WHEREAS, for U.S. federal and applicable state and local income Tax purposes (i) the CPP Merger and the applicable Subsequent Merger shall be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (ii) each of Parent, CPP Merger Sub, Subsequent Merger Sub, CPP Member, and CPP Blocker is a party to such reorganization within the meaning of Section 368(b) of the Code and (iii) this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and Treasury Regulations Section 1.368-3(a);
WHEREAS, for U.S. federal and applicable state and local income Tax purposes (i) the IKAV Co-Invest Blocker 1 Merger and the applicable Subsequent Merger shall be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (ii) each of Parent, the COI Merger Sub 2, the Subsequent Merger Sub, IKAV Co-Invest 1 Member, and IKAV Co-Invest Blocker 1 is a party to such reorganization within the meaning of Section 368(b) of the Code and (iii) this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and Treasury Regulations Section 1.368-3(a);
WHEREAS, for U.S. federal and applicable state and local income Tax purposes (i) the IKAV Co-Invest Blocker 2 Merger and the applicable Subsequent Merger shall be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (ii) each of Parent, COI Merger Sub 3, the Subsequent Merger Sub, IKAV Co-Invest 2 Member, and IKAV Co-Invest Blocker 2 is a party to such reorganization within the meaning of Section 368(b) of the Code and (iii) this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and Treasury Regulations Section 1.368-3(a);
WHEREAS, IKAV Member, as holders of 100% of the stock of IKAV Blocker (the “IKAV Equity Interests”), CPP Member, as holder of 100% of the membership interests of CPP Blocker (the “CPP Equity Interests”), IKAV Co-Invest Member and Green Gate ICOI LLC, as holders of 100% of the units representing membership interests of COI (the “COI Equity Interests”, and, together with the IKAV Equity Interests and the CPP Equity Interests, collectively, the “Equity Interests”), have each approved and adopted this Agreement concurrently with its execution;
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
1.1    Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.
1.2    Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section

280G Member Vote	7.7(e)
Additional Parent Termination Payment	9.2(c)
Aggregate Dividend Amount	3.1(b)(i)
Agreement	Preamble
Alternative Financing	7.14(a)
Antitrust Approval	7.6(a)
Applicable Date	4.9(a)
Burdensome Condition	7.6(d)
Certificates of Merger	2.6
Closing	2.2(a)
Closing Date	2.2(a)
Closing Date Member Tax Amount	3.3(b)
Closing Date Transaction Expense Amount	3.3(b)
Commitment Letter	7.14(a)
Companies	Preamble
Company 401(k) Plans	7.7(d)
Company Boards	Recitals
Company Contracts	4.18(b)
Company Disclosure Letter	Article IV
Company Independent Petroleum Engineers	4.16(a)
Company Insurance Policies	4.20
Company Intellectual Property	4.14(a)
Company IT Assets	4.14(f)
Company Member Approvals	4.3(a)
Company Parties	11.12(b)
Company Permits	4.9(a)
Company Related Party Agreement	4.22
Company Reserve Reports	4.16(a)
Confidentiality Agreement	7.5(b)
Consideration Adjustment Election	3.3(a)
Continuing Employee	7.7(a)
CPP Blocker	Preamble
CPP Equity Interests	Recitals
CPP Member	Preamble
CPP Merger	Recitals
CPP Merger Sub	Preamble
Creditors’ Rights	4.3(a)
D&O Insurance	7.8(d)
DGCL	2.1
Disclosing Party	7.6(c)
DLLCA	2.1
Effective Time	2.2(b)
Employment Laws	4.11(b)
End Date	9.1(b)(ii)
Equity Interests	Recitals
ERISA Affiliate	4.10(g)
Estimated Parent Adjustment Shares	3.3(a)
Estimated Transaction Expense Amount	3.3(a)
Final Date	10.1
Financial Statements	4.5(a)
Financial Statements Entities	4.5(a)
Green Gate Equity Interests	4.2(a)
HSR Act	4.4
IKAV Blocker	Preamble

Definition	Section

IKAV Blocker Board	Recitals
IKAV Co-Invest	Preamble
IKAV Co-Invest Blocker Board	Recitals
IKAV Co-Invest Board	Recitals
IKAV Co-Invest Equity Interests	Recitals
IKAV Co-Invest Member	Preamble
IKAV Co-Invest Merger Sub	Preamble
IKAV Co-Invest Merger Sub 2	Preamble
IKAV Co-Invest Merger Sub 3	Preamble
IKAV Equity Interests	Recitals
IKAV Member	Preamble
IKAV Merger	Recitals
IKAV Merger Sub	Preamble
Improvements	4.15(e)
Indemnified Liabilities	7.8(a)
Indemnified Persons	7.8(a)
Initial Certificates of Merger	2.2(b)
Initial End Date	9.1(b)(ii)
Initial Merger Subs	Preamble
Initial Mergers	Recitals
Interim Financial Statements	4.5(a)
Leakage Covenants	10.1
Leased Real Property	4.15(b)
Leases	4.15(b)
Member Released Claims	9.3(b)
Member Tax Adjustment Amount	3.3(c)
Members	Preamble
Merger Sub Boards	Recitals
Merger Subs	Recitals
Mergers	Recitals
Most Recent Balance Sheet	4.5(a)
Multiemployer Plan	4.10(h)
Negotiation Period	7.4(e)
New Directors	2.5
Non-Recourse Parties	11.12(a)
Order	4.11(i)
Owned Real Property	4.15(a)
Parachute Payment	7.7(e)
Parent	Preamble
Parent Board	Recitals
Parent Change of Recommendation	7.4(i), 7.4(b)
Parent Common Stock	Recitals
Parent Contracts	6.14
Parent Disclosure Letter	Article VI
Parent Intervening Event Notice	7.4(f)
Parent Intervening Event Notice Period	7.4(f)
Parent Permits	6.9
Parent Released Claims	9.3(c)
Parent SEC Documents	6.5(a)
Parent Stock Issuance	Recitals
Parent Superior Proposal Notice	7.4(e)
Partnership Subsidiaries	4.12(s)
Post-Closing Pass-Through Tax Returns	7.13(b)(i)
Pre-Closing Tax Returns	7.13(b)

Definition	Section

Proxy Statement	6.4
Purchaser Payments	7.7(e)
Real Property	4.15(b)
Receiving Party	7.6(c)
Registered Company IP	4.14(a)
Releasing Person	9.3(c)
Required Amount	6.17(a)
Required Information	7.14(b)
Restructuring	7.21
Rights-of-Way	4.15(c)
Shortfall Amount	3.3(a)
Subsequent Certificate of Merger	2.6
Subsequent Effective Time	2.6(a)
Subsequent Merger	Recitals
Subsequent Merger Sub	Recitals
Subsequent Surviving Company	Recitals
Surviving Companies	Recitals
Tail Period	7.8(d)
Tax Contest	7.13(c)
Terminable Breach	9.1(b)(iii)
Transaction Expense Adjustment Amount	3.3(c)
Transaction Litigation	7.9
Transfer	7.18(a)
Transfer Taxes	7.13(a)
Transition Services Agreement	7.22
Union	4.18(a)(xiv)
Waived Benefits	7.7(e)
Wrong Pocket Asset	7.19
ARTICLE II
THE MERGERS
2.1    The Initial Mergers. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, in accordance with the provisions of the Delaware Limited Liability Company Act (the “DLLCA”) and the Delaware General Corporation Law (the “DGCL”), IKAV Merger Sub will merge with and into IKAV Blocker, CPP Merger Sub will merge with and into CPP Blocker, COI Merger Sub will merge with and into IKAV Co-Invest, COI Merger Sub 2 will merge with and into IKAV Co-Invest Blocker 1 and COI Merger Sub 3 will merge with and into IKAV Co-Invest Blocker 2. As a result of the Initial Mergers, the separate existence of each Initial Merger Sub shall cease and each Company shall continue its existence under the laws of the State of Delaware as the surviving company or corporation, as applicable. Immediately following the Initial Mergers, in accordance with the provisions of the DLLCA and the DGCL, each Company will merge with and into Subsequent Merger Sub. As a result of the Subsequent Mergers, the separate existence of each Company shall cease and Subsequent Merger Sub shall continue its existence under the laws of the State of Delaware as the surviving company (in such capacity, Subsequent Merger Sub is sometimes referred to herein as the “Subsequent Surviving Company”).

2.2    Closing.
(a)    The closing of the Initial Mergers (the “Closing”), shall take place at 9:00 a.m., Los Angeles time, on the date that is the third Business Day immediately following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VIII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Sullivan & Cromwell LLP in Los Angeles, California, or such other time or place as Parent and the Companies may agree in writing. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.
(b)    As soon as practicable on the Closing Date after the Closing, certificates of merger with respect to the Initial Mergers prepared and executed in accordance with the relevant provisions of the DLLCA and DGCL (the “Initial Certificates of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware. The Initial Mergers shall become effective upon the filing and acceptance of the Initial Certificates of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Companies and specified in the Initial Certificates of Merger (the “Effective Time”).
(c)    Notwithstanding the foregoing, if the Debt Marketing Period has not ended at the time of the satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in Article VIII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied at Closing), the Closing shall occur on the earlier of (a) a date during the Debt Marketing Period specified by Parent on no less than three Business Days’ notice to the Companies and (b) the third Business Day after the end of the Debt Marketing Period (subject in each case to the satisfaction or waiver (to the extent permitted by applicable law) by the party entitled to grant such waiver of all the conditions set forth in Article VIII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied at Closing), or at such other time or place as Parent and the Companies may agree in writing.
2.3    Effect of the Initial Mergers. At the Effective Time, the Initial Mergers shall have the effects set forth in this Agreement and the applicable provisions of the DLLCA or DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each applicable Company and Merger Sub shall vest in the applicable Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each applicable Company and applicable Initial Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the applicable Surviving Company.
2.4    Organizational Documents; Managers and Officers. At the Effective Time, (a) the certificate of formation or certificate of incorporation of each Surviving Company shall be amended as set forth in the applicable Initial Certificates of Merger (subject to compliance with Section 7.8); (b) the limited liability company agreement or bylaws of each Surviving Company shall be amended and restated to be in a form determined by Parent prior to the Closing Date

(subject to compliance with Section 7.8); and (c) the directors, managers and officers of each Surviving Company immediately after the Effective Time shall be those individuals designated by Parent prior to the Closing Date.
2.5    Appointment of Additional Directors. Promptly following the Effective Time, Parent shall appoint two individuals designated by the Sponsors pursuant to the terms of the Stockholder Agreements to the Parent Board (such individuals, the “New Directors”), with each such New Director to serve on the Parent Board in accordance with the applicable Stockholder Agreement.
2.6    Subsequent Mergers.
(a)    As soon as practicable on the Closing Date after the Closing, a certificate of merger prepared and executed in accordance with the relevant provisions of the DLLCA and the DGCL shall be filed with the Office of the Secretary of State of the State of Delaware (the “Subsequent Certificate of Merger”, and, together with the Initial Certificates of Merger, the “Certificates of Merger”). Each Subsequent Merger shall become effective upon the filing and acceptance of such certificate of merger with the Office of the Secretary of State of the State of Delaware, and at such time (the “Subsequent Effective Time”), such Subsequent Merger shall have the effects set forth in this Agreement and the applicable provisions of the DLLCA and DGCL. Without limiting the generality of the foregoing, and subject thereto, at such time, all the property, rights, privileges, powers and franchises of the Surviving Companies and Subsequent Merger Sub shall vest in the Subsequent Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Companies and Subsequent Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Subsequent Surviving Company.
(b)    At the Subsequent Effective Time, (a) the certificate of formation of the Subsequent Surviving Company shall be amended as set forth in the Subsequent Certificate of Merger (subject to compliance with Section 7.8); (b) the limited liability company agreement of the Subsequent Surviving Company shall be amended and restated to be in a form determined by Parent prior to the Closing Date (subject to compliance with Section 7.8); and (c) the managers and officers of the Subsequent Surviving Company immediately after the Subsequent Effective Time shall be those individuals designated by Parent prior to the Closing Date.
ARTICLE III
EFFECT OF THE MERGERS; EXCHANGE
3.1    Effect of the Initial Mergers. At the Effective Time, by virtue of the Initial Mergers and without any action on the part of Parent, Initial Merger Subs, the Companies, or any holder of any securities of Parent, Initial Merger Subs or the Companies:
(a)    Equity Interests of Initial Merger Subs. The issued and outstanding membership interest of each Initial Merger Sub shall be converted into and become the sole membership interest or sole share of stock in the applicable Surviving Company immediately following the Effective Time.

(b)    Equity Interests of the Companies.
(i)    Subject to the other provisions of this Article III, the aggregate Equity Interests issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive from Parent (A) that aggregate number of fully-paid and nonassessable shares of Parent Common Stock equal to the Aggregate Consideration, and (B) in respect of any dividend or other distribution declared by Parent and having a record date from and including January 1, 2024, to and including the Closing Date, (x) if paid by Parent to its stockholders prior to the Effective Time, that aggregate number of fully-paid and nonassessable shares of Parent Common Stock equal to the quotient that is obtained by dividing the portion of such dividend or other distribution to which each such share of Parent Common Stock issued in exchange for each such Equity Interests would have been entitled if issued and outstanding on January 1, 2024 (the aggregate cash amount of all such dividends or distributions, the “Aggregate Dividend Amount”) by the Agreed VWAP, and (y) if unpaid at the Effective Time, the right to receive, when paid by Parent to its other stockholders, that aggregate number of fully-paid and nonassessable shares of Parent Common Stock equal to the quotient that is obtained by dividing the portion of such dividend or other distribution to which each such share of Parent Common Stock issued in exchange for each such Equity Interests would have been entitled if issued and outstanding on January 1, 2024 by the Agreed VWAP.
(ii)    All such Equity Interests, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of an Equity Interest that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive such holder’s Applicable Percentage of (A) the Aggregate Consideration and that number of shares of Parent Common Stock with respect to any dividends or distributions paid or payable by Parent in accordance with Section 3.1(b)(i) and (B) without limiting the foregoing, in lieu of any fractional shares of Parent Common Stock, a number of whole shares of Parent Common Stock in respect thereof as determined in accordance with Section 3.2(a), in each case to be issued in consideration therefor in exchange for the Equity Interests, in accordance with Section 3.2(a).
(c)    Impact of Stock Splits, Etc. In the event of any change in the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time, by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Aggregate Consideration shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Aggregate Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.2    Exchange of Equity Interests.
(a)    Delivery of Aggregate Consideration and Aggregate Dividend Amount; Fractional Shares. Upon the Effective Time, Parent will instruct Parent’s transfer agent to create book-entries in respect of each share of Parent Common Stock into which the Equity Interests shall have been converted pursuant to the Mergers (including in respect of declared dividends pursuant to Section 3.1(b)(i)(B)), which shares of Parent Common Stock shall be uncertificated; provided, however, that in the event Parent determines in good faith that the amount of cash that would be included in the combined balance sheets of the Financial Statements Entities (prepared in accordance with GAAP) as of December 31, 2023 is less than (x) $36,000,000.00 or (y) the amount equal to $25,000,000 plus the aggregate amount of cash dividends or distributions made by the Companies that is Permitted Leakage up to the Excess Balance Sheet Cash Amount (such difference, the “Shortfall Amount”), then (i) in the event the Shortfall Amount is less than the Aggregate Dividend Amount, the Aggregate Dividend Amount shall by reduced by an amount equal to the Shortfall Amount and (ii) in the event the Shortfall Amount is greater than the Aggregate Dividend Amount, (A) Parent shall not be obligated to pay any Aggregate Dividend Amount pursuant to Section 3.1(b)(i) and (B) the number of shares comprising the Aggregate Consideration shall be reduced by the quotient that is obtained by dividing the Shortfall Amount minus the Aggregate Dividend Amount by the Agreed VWAP.  If the Members shall disagree with Parent’s calculation of the Shortfall Amount, then the Members shall notify Parent of such disagreement in writing, setting forth in reasonable detail the specific items included in or excluded from the Shortfall Amount that are in dispute and the nature and amount of any disagreement so identified, within 30 days after the Closing Date, and the dispute resolution provision set out in Section 3.3 (Adjustment for Transaction Expenses) shall apply with respect to such disagreement, mutatis mutandis. In respect of Section 3.2(a)(i), such book-entries shall record the applicable Member as the record owner of such shares of Parent Common Stock in direct registration. No fractional shares of Parent Common Stock shall be issued in the Initial Mergers. All fractional shares of Parent Common Stock that a holder of Equity Interests would otherwise be entitled to receive as a result of the Initial Mergers shall be aggregated and, if a fractional share results from such aggregation, such fractional share shall be rounded up to the nearest whole share of Parent Common Stock and issued to such Member in accordance with the first two sentences of this Section 3.2(a).
(b)    Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Subs, the Surviving Companies and the Subsequent Surviving Company shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement and any other Transaction Document (including the Aggregate Consideration) any amount required to be deducted and withheld with respect to the making of such payment under applicable Law and shall pay the amount deducted or withheld to the appropriate Taxing Authority in accordance with applicable Law; provided, however, that Parent, Merger Subs, the Surviving Companies and the Subsequent Surviving Company shall use reasonable best efforts to provide five Business Days’ advance written notice to any payee of any intended deduction or withholding with respect to any payment to such payee (other than with respect to compensatory payments or as a result of the payee’s failure to provide the withholding documents specified in Section 8.2(g)). The Parties shall cooperate in good faith to minimize any such deduction or withholding. To the extent such amounts are so deducted or withheld and paid over to the appropriate Taxing Authority by Parent, Merger Subs, the Surviving Companies or the Subsequent Surviving Company, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
3.3    Adjustment for Transaction Expenses and Member Taxes.
(a)    Not less than five Business Days prior to the Closing Date, the Companies shall prepare and deliver to Parent a written statement setting forth in reasonable detail the Companies’ good faith estimate of the amount of Transaction Expenses (the “Estimated Transaction Expense Amount”) and Member Taxes with respect to each Member (the “Estimated Member Tax Amount”). If Parent notifies the Companies in writing of an objection to the Estimated Transaction Expense Amount or the Estimated Member Tax Amount with respect to any Member, as applicable (which written notice shall describe in reasonable detail the specific items included in or excluded from the Estimated Transaction Expense Amount or the Estimated Member Tax Amount with respect to such Member, as applicable, that are in dispute and the nature and amount of any disagreement so identified) at least two Business Days prior to the Closing Date, then Parent and the Companies shall seek in good faith to agree to revisions to the Estimated Transaction Expense Amount or the Estimated Member Tax Amount with respect such Member, as applicable, to resolve such objection and the Companies shall update and redeliver a written statement setting forth their good faith estimate of the Estimated Transaction Expense Amount or the Estimated Member Tax Amount with respect to each Member, as applicable, to reflect any such agreements no later than the Business Day immediately prior to the Closing Date. If Parent has provided a timely notice of an objection pursuant to this Section 3.3(a) and Parent and the Companies fail to mutually agree upon revisions to the Estimated Transaction Expense Amount or the Estimated Member Tax Amount with respect to any Member, as applicable, on or prior to the Business Day immediately prior to the Closing Date, then: (i) no Party shall delay the Closing because of such failure and (ii) the Estimated Transaction Expense Amount or the Estimated Member Tax Amount with respect each Member, as applicable (with such revisions proposed by Parent as the Companies, acting in good faith, are willing to accept), shall control for purposes of determining the Estimated Transaction Expense Overage Amount or the Estimated Member Tax Overage Amount with respect to each Member, as applicable (if any). For the avoidance of doubt, the failure of the Parties to agree to such revisions shall not constitute a breach, waiver or limitation of a Party’s rights and obligations under this Agreement. At the Closing, each Member shall pay (or cause to be paid) to Parent, by wire transfer of immediately available funds to the account designated by Parent, an amount equal to such Member’s Applicable Percentage of the Estimated Transaction Expense Overage Amount or such Member’s Estimated Member Tax Overage Amount, as applicable (if any); provided, however, that notwithstanding the foregoing, not less than two Business Days prior to the Closing Date, the Members may elect, by delivery of a written notice to Parent (the “Consideration Adjustment Election”), that the Members’ reimbursement obligations in respect of the Estimated Transaction Expense Overage Amount or the Estimated Member Tax Overage Amount, as applicable (if any), shall be satisfied by withholding from delivery to each Member a number of shares of Parent Common Stock (the “Estimated Parent Adjustment Shares”) equal to the quotient of (x) such Member’s Applicable Percentage of the Estimated Transaction

Expense Overage Amount or such Member’s Estimated Member Tax Overage Amount, as applicable, divided by (y) the Agreed VWAP.
(b)    As soon as reasonably practicable following the Closing Date, and in any event within 90 days thereof, Parent shall prepare and deliver to the Members a written statement setting forth in reasonable detail Parent’s good faith calculation of the amount of Transaction Expenses (the “Closing Date Transaction Expense Amount”) and the Member Taxes with respect to each Member (the “Closing Date Member Tax Amount”).
(c)    Following the Members’ receipt of the written statement setting forth the Closing Date Transaction Expense Amount and the Closing Date Member Tax Amount with respect to each Member from Parent, each Member shall have 30 days to review the Closing Date Transaction Expense Amount and such Member’s Closing Date Member Tax Amount. During such 30-day period, Parent and the Subsequent Surviving Company shall furnish the Members and their respective Representatives with all reasonably requested access to the books and records of the Subsequent Surviving Company and its Subsidiaries to the extent reasonably related to the Closing Date Transaction Expense Amount or the relevant Closing Date Member Tax Amount, as applicable; provided that (i) the Members and their respective Representatives shall access such books and records in such a manner as not to interfere unreasonably with the business or operations of Parent, the Subsequent Surviving Company or their Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of Parent, the Subsequent Surviving Company and their Subsidiaries of their normal duties, (ii) Parent shall not be required under this Section 3.3(c) to provide any Tax Returns required to be filed with respect to Parent on a consolidated, combined or unitary basis, and (iii) neither Parent nor the Subsequent Surviving Company shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the Members or any of their Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing contract or agreement (provided, however, that Parent shall inform the Members as to the general nature of what is being withheld and Parent shall make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Members and Parent determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. If the Members shall disagree with Parent’s calculation of the Closing Date Transaction Expense Amount or the Closing Date Member Tax Amount with respect to any Member, then the Members shall notify Parent of such disagreement in writing, setting forth in reasonable detail the specific items included in or excluded from the Closing Date Transaction Expense Amount or the applicable Closing Date Member Tax Amount, as applicable, that are in dispute and the nature and amount of any disagreement so identified, within 30 days after the Members’ receipt of Parent’s calculation of Closing Date Transaction Expense Amount or the Closing Date Member Tax Amount with respect to each Member, as applicable. In the event that the Members do not provide a notice of disagreement within such 30-day period, the Members and Parent shall be deemed to have agreed to the calculation of the Closing Date Transaction Expense Amount and the Closing Date Member Tax Amount with respect to each Member delivered by Parent, which shall be final, binding and conclusive for purposes of calculating the Closing Date Transaction Expense Overage Amount or the Closing Date Member Tax Overage Amount with respect to each Member, as applicable (if any), hereunder. In the event any notice of disagreement is timely provided, Parent and the Members shall use reasonable best efforts for a period of 30 days to resolve any disagreements with respect to the calculation of Closing Date Transaction Expense Amount or the Closing Date Member Tax Amount with respect to any Member, as applicable. If, at the end of such 30-day period, Parent and the Members are unable to resolve such disagreements, then any such remaining disagreements shall be resolved by the Independent Accountant, and the expenses of the Independent Accountant shall be borne by the Members (in accordance with their Applicable Percentage) and Parent in inverse proportion as they may prevail on matters resolved by the Independent Accountant. If for any reason Ernst & Young LLP shall not be able to act as the Independent Accountant and Parent and the Members cannot mutually agree on another independent accounting firm of recognized national standing in the United States to serve in such capacity, then the Members shall deliver to Parent a list of three independent accounting firms of recognized national standing in the United States (other than BDO USA, LLP) with which they do not have current engagements and Parent shall select one of such three accounting firms to act as the Independent Accountant, provided Parent shall not have any existing material relationship with such accounting firm. Parent and the Members shall promptly (and in any event, within 10 days of engaging the Independent Accountant) provide their respective assertions regarding Closing Date Transaction Expense Amount or the relevant Closing Date Member Tax Amount, as applicable, in writing to the Independent Accountant and to each other. The Independent Accountant shall be instructed to render its determination with respect to such disagreements as soon as reasonably possible (which Parent and the Members agree should not be later than 45 days following the day on which the last such written submissions of the Parties with respect to the disagreement are provided to the Independent Accountant). The Independent Accountant shall act as an expert and not as an arbitrator and shall base its determination solely on (i) the written submissions of Parent and the Members and shall not conduct an independent investigation and (ii) the extent (if any) to which Closing Date Transaction Expense Amount or the relevant Closing Date Member Tax Amount, as applicable, requires adjustment (only with respect to the remaining disagreements submitted to the Independent Accountant), and in making its determination, the Independent Accountant may not assign a value to any item greater than the greatest value claimed for a matter by either Parent or the Members or less than the smallest value for such matter claimed by either Parent or the Members. The determination of the Independent Accountant shall be final, conclusive and binding on the Parties (absent manifest error).
(d)    The “Transaction Expense Adjustment Amount,” which may be positive or negative, shall mean the Estimated Transaction Expense Overage Amount minus the Closing Date Transaction Expense Overage Amount (as finally determined in accordance with Section 3.3(c)). The “Member Tax Adjustment Amount,” which may be positive or negative, shall mean, with respect to any Member, the Estimated Member Tax Overage Amount minus the Closing Date Member Tax Overage Amount (as finally determined in accordance with Section 3.3(c)).

(e)    If the Members do not timely deliver a Consideration Adjustment Election pursuant to Section 3.3(a), then within three Business Days following the final determination of the Transaction Expense Adjustment Amount or the Member Tax Adjustment Amount with respect to each Member, as applicable, in accordance with Section 3.3(c): (i) if the Transaction Expense Adjustment Amount or the Member Tax Adjustment Amount with respect to a Member is a positive number, then Parent shall issue to each applicable Member a number of shares of Parent Common Stock (which, at the time of such issuance, will be duly authorized, validly issued, fully paid and nonassessable) equal to the number that is obtained by dividing such Member’s Applicable Percentage of the Transaction Expense Adjustment Amount or such Member’s Member Tax Adjustment Amount, as applicable, by the Agreed VWAP (rounded up to the nearest whole share), and (ii) if the Transaction Expense Adjustment Amount or the Member Tax Adjustment Amount with respect to a Member is a negative number, then each applicable Member shall pay to Parent, by wire transfer of immediately available funds to the account designated by Parent, an amount equal to such Member’s Applicable Percentage of the absolute value of the Transaction Expense Adjustment Amount or such Member’s Member Tax Adjustment Amount, as applicable or, if elected by such Member in writing to Parent, then such Member shall forfeit to Parent for no consideration a number of shares of Parent Common Stock equal to the number that is obtained by dividing such Member’s Applicable Percentage of the absolute value of the Transaction Expense Adjustment Amount or such Member’s Member Tax Adjustment Amount, as applicable, by the Agreed VWAP.
(f)    If the Members timely deliver a Consideration Adjustment Election pursuant to Section 3.3(a), then within three Business Days following the final determination of the Transaction Expense Adjustment Amount or the Member Tax Adjustment Amount with respect to each Member in accordance with Section 3.3(c): (i) if the Transaction Expense Adjustment Amount or the Member Tax Adjustment Amount with respect to a Member is a positive number, then Parent shall issue to each applicable Member a number of shares of Parent Common Stock (which, at the time of such issuance, will be duly authorized, validly issued, fully paid and nonassessable) equal to the number that is obtained by dividing such Member’s Applicable Percentage of the Transaction Expense Adjustment Amount or such Member’s Member Tax Adjustment Amount, as applicable, by the Agreed VWAP (rounded up to the nearest whole share) and (ii) if the Transaction Expense Adjustment Amount or the Member Tax Adjustment Amount with respect to a Member is a negative number, then each applicable Member shall forfeit to Parent for no consideration a number of shares of Parent Common Stock equal to the number that is obtained by dividing such Member’s Applicable Percentage of the absolute value of the Transaction Expense Adjustment Amount or such Member’s Member Tax Adjustment Amount, as applicable, by the Agreed VWAP.
(g)    Any adjustments made pursuant to this Section 3.3 shall be treated by the Parties as adjustments to the Aggregate Consideration paid hereunder for Tax purposes.
(h)    Notwithstanding the other provisions of this Section 3.3, Parent and the other Parties acknowledge and agree that in no event shall a Member be liable for the other Members’ Applicable Percentage of the Estimated Transaction Expense Overage Amount or the Estimated Member Tax Overage Amount (if any) payable to Parent pursuant to

Section 3.3(a), or the Transaction Expense Adjustment Amount or the Member Tax Adjustment Amount (if any) payable to Parent pursuant to Section 3.3(e)(ii).
3.4    Effect of the Subsequent Mergers. At the Subsequent Effective Time, by virtue of the Subsequent Mergers and without any action on the part of Parent, Subsequent Merger Sub, the Surviving Companies, or any holder of any securities of Parent, Subsequent Merger Sub and the Surviving Companies: all equity interests of the Surviving Companies shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and the membership interests of Subsequent Merger Sub shall remain issued and outstanding as the membership interests of the Subsequent Surviving Company and be unaffected by the Subsequent Mergers.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANIES
Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Companies to Parent and Merger Subs on or prior to the date of this Agreement (the “Company Disclosure Letter”), each Company severally (and not jointly and severally) represents and warrants to Parent and Merger Subs as follows, provided, that, notwithstanding the foregoing, the IKAV Co-Invest Blockers shall only make the representations and warranties as set forth in Sections 4.1, 4.2, 4.3, 4.4, 4.12, 4.21, 4.22, 4.26, 4.27 and 4.28:
4.1    Organization, Standing and Power. Each of such Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of such Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Such Company has heretofore made available to Parent complete and correct copies of its and its Subsidiaries’ Organizational Documents, each as amended prior to the execution of this Agreement and each as made available to Parent is in full force and effect, and neither such Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.
4.2    Capital Structure.
(a)    The authorized equity interests of such Company consist of, in the case of IKAV Blocker, 1,000 shares of common stock; in the case of CPP Blocker, 100% membership interests; and in the case of IKAV Co-Invest, 400,000,000 units; in the case of IKAV Co-Invest Blocker 1, 100% membership interests, in the case of IKAV Co-Invest Blocker 2, 100% membership interests. The authorized equity interests of Green Gate Resources Parent, LLC consists of 785,000,000 units (the “Green Gate Equity Interests”). The foregoing equity interests in such Company and the Green Gate Equity Interests are held of record by the Persons listed on Section 4.2(a) of the Company Disclosure Letter, free and clear of any Encumbrances (other than (i) any Encumbrances that will be terminated or satisfied at or prior to the Closing, (ii) Encumbrances on transfer imposed under applicable securities laws, and (iii) Encumbrances created by or through the actions of Parent, Merger Subs or their respective Affiliates).
(b)    All outstanding Equity Interests of such Company and all outstanding Green Gate Equity Interests have been duly authorized and are validly issued, fully paid (to the extent required under the Organizational Documents of such Company or Green Gate Resources Parent, LLC and, with respect to any such Company that is a corporation, under the applicable Law of its jurisdiction of incorporation) and non-assessable (except as such nonassessability may be affected by Sections 18-607 and 18-804 of the DLLCA or the analogous provisions of applicable Law) and are not subject to preemptive rights. All outstanding Equity Interests of such Company and all outstanding Green Gate Equity Interests have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. There are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from such Company or any of its Subsidiaries any equity interests of such Company or securities convertible into or exchangeable or exercisable for equity interests of such Company. Assuming the accuracy of each other Company’s representation in this sentence of Section 4.2(b), all outstanding shares of capital stock or other equity interests of the Subsidiaries of the Companies are owned by the Companies, or a direct or indirect Subsidiary that will be wholly owned by the Companies from the date of this Agreement through the Effective Time, are free and clear of all Encumbrances (other than (i) any Encumbrances that will be terminated or satisfied at or prior to the Closing, and (ii) Encumbrances on transfer imposed under applicable securities laws), and have been duly authorized, validly issued, fully paid (to the extent required under the Organizational Documents of the applicable Subsidiary and, with respect to a Subsidiary that is a corporation, under the applicable Law of its jurisdiction of incorporation) and nonassessable (except as such nonassessability may be affected by Sections 18-607 and 18-804 of the DLLCA or the analogous provisions of applicable Law). Except as set forth in this Section 4.2, there are outstanding: (A) no voting securities of such Company or Green Gate Resources Parent, LLC, (B) no securities of such Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares, Equity Interests, Green Gate Equity Interests or other voting securities of such Company or its Subsidiaries and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which such Company or any of its Subsidiaries is a party or by which such Company is bound in any case obligating such Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional Equity Interests or other voting securities of such Company or any of its Subsidiaries, or obligating such Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. Other than as set forth in the Organizational Documents of such Company and its Subsidiaries, there are no stockholder agreements, voting trusts or other agreements to which such Company or any of its Subsidiaries is a party or by which it or they are bound relating to the voting of any shares of capital stock or other equity interest of such Company or any of its Subsidiaries.

(c)    Section 4.2(c) of the Company Disclosure Letter sets forth a true, correct and complete list of (1) all equity securities or other similar equity interests in any Person (including any interests in a joint venture) held by such Company or any of its Subsidiaries and (2) all obligations of such Company or any of its Subsidiaries, whether contingent or otherwise, to consummate any additional investment in any Person other than its Subsidiaries.
4.3    Authority; No Violations; Consents and Approvals.
(a)    Such Company has all requisite limited liability company power and authority to execute and deliver this Agreement and, subject to the filing of the applicable Certificates of Merger with the Secretary of State of the State of Delaware in connection with the applicable Mergers, to perform its obligations hereunder. The execution and delivery of this Agreement by such Company and the consummation by such Company of the Mergers have been duly authorized by all necessary limited liability company action or corporate action, as applicable, on the part of such Company, concurrently with or prior to the execution of this Agreement. This Agreement has been duly executed and delivered by such Company and, assuming the due and valid execution of this Agreement by the Members, Parent and Merger Subs, constitutes a valid and binding obligation of such Company enforceable against such Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board of such Company has duly authorized and approved this Agreement and the transactions contemplated hereby, including the applicable Merger and the applicable Subsequent Merger, and resolved to recommend that the applicable Members approve or adopt, as applicable, this Agreement (collectively, the “Company Member Approvals”). The applicable Company Member Approval is the only vote of the holders of any class or series of equity securities of such Company necessary to approve and adopt this Agreement and thereby approve the applicable Mergers. Concurrently with the execution of this Agreement, the Company Member Approval of such Company has been irrevocably obtained.
(b)    The execution, delivery and performance of this Agreement does not, and the consummation of the Mergers will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of such Company or any of its Subsidiaries, (ii) result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of such Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which such Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Member Approvals have been obtained, contravene, conflict with or result in a violation of any Law applicable to such Company or any of its Subsidiaries or any of their respective properties or assets, other than in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would be, individually or in the aggregate, immaterial to such Company and its Subsidiaries, taken as a whole. Other than the Organizational Documents of such Company, such Company is not party to any contract, arrangement or other commitment that does, would or would reasonably be expected to entitle any Person to appoint one or more managers to the governing body of such Company.
4.4    Consents. No Consent from any Governmental Entity is required to be obtained or made by such Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by such Company or the consummation by such Company of the applicable Mergers, except for: (a) the filing of a premerger notification report by the Companies under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the expiration or termination of any applicable waiting period with respect thereto; (b) the FERC Approval, (c) the filing of the applicable Certificates of Merger with the Office of the Secretary of State of the State of Delaware; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” laws or Takeover Law, and (e) the Consents set forth on Section 4.4(a) of the Company Disclosure Letter.
4.5    Financial Statements.
(a)    Such Company has provided Parent with complete and correct copies of the following financial statements (collectively, the “Financial Statements”): (i) the audited combined balance sheets of Aera Energy LLC and its subsidiaries and Aera Energy Services Company (collectively, the “Financial Statements Entities”) as of December 31, 2022 and December 31, 2021, and the related audited combined statements of operations and other comprehensive income, members’ and stockholders’ equity and cash flows for the years then ended; and (ii) the unaudited combined balance sheets of the Financial Statements Entities as of November 30, 2023 (the “Most Recent Balance Sheet”) and the related unaudited combined statements of operations and other comprehensive income and cash flows for the eleven-month period then ended (the Financial Statements referred to in this clause (ii), collectively, the “Interim Financial Statements”).
(b)    The Financial Statements (including the related notes thereto) fairly present in all material respects the combined financial condition, results of operations, changes in members’ equity and cash flows of the Financial Statements Entities as of the dates or for the periods set forth therein and were prepared in accordance with GAAP consistently applied during the periods involved (subject, in the case of the Interim Financial Statements, to the absence of footnote disclosures and normal year-end audit adjustments that are not expected to be material in amount or effect), except as may be noted therein or indicated in the notes thereto.
(c)    The Financial Statements Entities maintain a system of internal accounting controls that are designed to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP.
(d)    The Financial Statements Entities have disclosed, based on their most recent evaluations of their internal accounting controls prior to date hereof, to the Financial Statements Entities’ auditors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls that would be reasonably expected to adversely affect the Financial Statements Entities’ ability to record, process, summarize and report financial information for inclusion in the applicable combined financial statements and (ii) any known occurrence of fraud, whether or not material, that involves any current or former employees who have (or had) a significant role in the Financial Statements Entities’ internal controls over financial reporting. Since the Applicable Date, to the knowledge of such Company, no material complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Financial Statements Entities. Such Company has made available to Parent a summary of all material complaints or material concerns relating to other matters made since the Applicable Date through the Financial Statements Entities’ whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of Law.
(e)    Such Company has no operations and has no liabilities or assets, other than its ownership interests in Green Gate Resources Parent, LLC, which ownership interest is direct or indirect as of the date hereof and shall be direct immediately prior to the Effective Time. Green Gate Resources Parent, LLC has no operations and has no liabilities or assets, other than its ownership interest in Green Gate Resources Holdings, LLC. Green Gate Resources Holdings, LLC has no operations and has no liabilities or assets, other than its ownership interests in Green Gate Resources E LLC and Green Gate Resources S LLC. Green Gate Resources E LLC has no operations and has no liabilities or assets, other than its ownership interest in Green Gate Intermediate LLC. Green Gate Resources S LLC has no operations and has no liabilities or assets, other than its ownership interest in Green Gate Intermediate LLC. Green Gate Intermediate LLC has no operations and has no liabilities or assets, other than its ownership interest in Aera Energy LLC and Aera Energy Services Company.
4.6    Absence of Certain Changes or Events.
(a)    From December 31, 2022 through the date of this Agreement, there has not been a Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.
(b)    From the date of the Most Recent Balance Sheet through the date of this Agreement:
(i)    such Company and its Subsidiaries have conducted their business in the Ordinary Course in all material respects;
(ii)    there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by such Company or any of its Subsidiaries, including the Oil and Gas Properties of such Company and its Subsidiaries, whether or not covered by insurance; and
(iii)    neither such Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement and prior to the Closing Date, would

(without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Section 7.1(b).
4.7    No Undisclosed Material Liabilities. There are no liabilities of such Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the Most Recent Balance Sheet or the Financial Statements (including the notes thereto, as applicable); (b) liabilities incurred in the Ordinary Course subsequent to the date of the Most Recent Balance Sheet; (c) executory obligations under any contract, which are not related to any breach or default of a contract by such Company or any of its Subsidiaries; (d) liabilities incurred in connection with the Mergers; and (e) liabilities that would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole.
4.8    Information Supplied. None of the information supplied or to be supplied by such Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to stockholders of Parent and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.
4.9    Company Permits; Compliance with Applicable Law.
(a)    Such Company and its Subsidiaries hold and at all times since December 31, 2021 (the “Applicable Date”) have held all material permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities (collectively, the “Company Permits”) necessary for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable, and have paid all fees and assessments due and payable in connection therewith. Except as would be, individually or in the aggregate, immaterial to such Company and its Subsidiaries, taken as a whole, all such Company Permits are in full force and effect and no suspension or cancellation of any of such Company Permits is pending or, to the knowledge of such Company, threatened, and such Company and its Subsidiaries are in compliance with the terms of such Company Permits. Such Company and its Subsidiaries has fulfilled and performed its obligations with respect to such Company Permits, conducts its business in a manner that does not violate any of such Company Permits, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any of such Company Permits, except for such revocations, terminations and impairments that would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole.
(b)    Except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries taken as a whole, the businesses of such Company and its Subsidiaries are, and since the Applicable Date have been, in compliance with all applicable Law. To the knowledge of such Company, no investigation or review by any Governmental Entity with respect to such Company or any of its Subsidiaries is pending or threatened, other than those the outcome of which would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole.
4.10    Compensation; Benefits.
(a)    Section 4.10(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all of the material Company Plans.
(b)    With respect to each material Company Plan, true, correct and complete copies of the following have (as applicable) been made available to Parent: (i) the plan document, including any amendments thereto (or, in the case of any material Company Plan not in writing, a description of the material terms thereof) and related trust documents, insurance contracts or other funding vehicles, if any, (ii) the most recently prepared actuarial report, (iii) the most recent Internal Revenue Service determination or opinion letter, (iv) the most recent report filed on Form 5500 and summary plan description (together with any summaries of all material modifications thereto) with respect to each material Company Plan required to file a Form 5500, and (v) all non-routine material correspondence to or from any Governmental Entity received in the last two years.
(c)    Each Company Plan has been established, operated and maintained in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code.
(d)    There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of such Company, threatened against, or with respect to, any of the Company Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Company Plans, except in each case of the forgoing for such pending actions, suits, claims or Proceedings that would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole.
(e)    There are no unfunded benefit obligations that have not been properly accrued for in the Financial Statements, and since the Applicable Date all contributions required to be made by such Company and its Subsidiaries to the Company Plans pursuant to their terms in respect of current or prior plan years have been timely made or accrued for in the Financial Statements in accordance with GAAP.
(f)    Each Company Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of such Company, nothing has occurred that could adversely affect the qualification or tax exemption of any such Company Plan. With respect to any Company Plan, neither such Company nor any of its Subsidiaries have engaged in a transaction in connection with which such Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material.

(g)    Neither such Company nor any of its Subsidiaries has during the last six years or is expected to incur any material liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate. With respect to any Company Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then current value of assets of such Company Plan, (iii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation) under Title IV of ERISA has been, or is expected to be, incurred by such Company or any of its Subsidiaries, (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such Company Plan and (v) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred. For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with such Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.
(h)    Neither such Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) in the last six years. No Company Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).
(i)    Except as required by applicable Law, no Company Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and neither such Company nor any of its Subsidiaries has any obligation to provide such benefits, except where the cost thereof is borne entirely by the former employee (or his or her eligible dependents or benefits) or as required by Section 4980B(f) of the Code or any similar Laws. To the extent that such Company or any of its Subsidiaries sponsors such plans, such Company or such Subsidiary has reserved the right to amend, terminate or modify at any time each Company Plan that provides retiree or post-employment disability, life insurance or other welfare benefits to any Person.
(j)    Neither the execution and delivery of this Agreement nor the consummation of the Mergers could, either alone or in combination with another event, (i) entitle any employee of such Company or its Subsidiaries to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee of such Company or its Subsidiaries, (iii) directly or indirectly cause such Company or its Subsidiaries to transfer or set aside any material amount of assets to fund any material benefits under any Company Plan, (iv) otherwise give rise to any material liability under any Company Plan or (v) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

(k)    Neither the execution and delivery of this Agreement nor the consummation of the Mergers could, either alone or in combination with another event, result in any “excess parachute payment” within the meaning of Section 280G of the Code.
(l)    Neither such Company nor any of its Subsidiaries has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.
(m)    No Company Plan is maintained outside the jurisdiction of the United States or covers any current or former employee of such Company or its Subsidiaries who reside or work outside of the United States.
4.11    Labor Matters.
(a)    Prior to the date hereof, such Company has made available a census of each employee of such Company or any of its Subsidiaries that is true and complete in all material respects and contains the following information: (i) the name or employee identification number, (ii) job title, (iii) date of hire, (iv) principal work location, (v) whether the employee is active or on leave (and if on leave, the anticipated date of return), (vi) exempt or non-exempt classification status under the Fair Labor Standards Act, (vii) annualized salary, (viii) target annual cash bonus opportunity and (ix) long-term bonus eligibility.
(b)    (i) Section 4.11(b)(i) of the Company Disclosure Letter sets forth all collective bargaining agreements and other agreements with any labor union, works council, or other similar bargaining unit representative to which any of such Company or its Subsidiaries is party or otherwise bound, complete and correct copies of which, each as amended prior to the execution of this Agreement, have been made available to Parent, (ii) there is no pending union representation petition before the National Labor Relations Board or similar Governmental Entity involving employees of such Company or any of its Subsidiaries, and (iii) to the knowledge of such Company, there is no pending activity by any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.
(c)    There is no unfair labor practice charge, arbitration, complaint, grievance or Proceeding by, before or involving any Governmental Entity against such Company or any of its Subsidiaries pending, or, to the knowledge of such Company, threatened.
(d)    There is no strike, concerted slowdown, work stoppage, lockout pending or material dispute, or, to the knowledge of such Company, threatened, against or involving such Company or any of its Subsidiaries.
(e)    Such Company and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment, employment practices terms and conditions of employment, wages and hours, and occupational safety and health (“Employment Laws”).

(f)    There are no Proceedings pending or, to the knowledge of such Company, threatened against such Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any Employment Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. Since the Applicable Date, neither such Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of Employment Laws to conduct an investigation with respect to such Company or any of its Subsidiaries.
(g)    Since the Applicable Date: (i) to the knowledge of such Company, no allegations of sexual harassment have been made against any current or former director or employee of such Company or its Subsidiaries at the level of Director or above; and (ii) neither such Company nor any of its Affiliates have been in involved in any Proceedings, or entered into any settlement agreements, related to such allegations.
(h)    Neither such Company nor any of its Affiliates have utilized or waived the employment tax deferral or employee retention credit relief provided under Sections 2301, 2302 or 3606 of the Coronavirus Aid, Relief, and Economic Security Act, as applicable, or the payroll tax obligation deferral under IRS Notice 2020-65 or any related guidance, executive order or memorandum.
(i)    Since the Applicable Date, no individual who has performed services for such Company or any of its Subsidiaries have been improperly excluded from participation in any Company Plan. Except as would be, individually or in the aggregate, immaterial to such Company and its Subsidiaries, taken as a whole, neither such Company nor any of its Subsidiaries has any liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, with respect to any misclassification of any employee as exempt versus non-exempt, or with respect to any employee leased from another employer and there is no pending or, to the knowledge of such Company, threatened claim by any Person who is performing or has performed services for such Company or any of its Subsidiaries that such Person is or was misclassified for any purpose under applicable Law. There is no pending or, to the knowledge of such Company, threatened claim by any current employee or former employee that such employee has not been given the meal or rest periods to which he or she is or was entitled under applicable Law, nor does such Company or any of its Subsidiaries have any liability with respect to the failure to give meal/rest periods to any eligible current or former employee except such liabilities as would be, individually or in the aggregate, immaterial to such Company and its Subsidiaries, taken as a whole.
4.12    Taxes.
(a)    All income and other material Tax Returns required to be filed (i) by or with respect to such Company or any of its Subsidiaries or (ii) with respect to any of the assets of such Company or any of its Subsidiaries have been duly and timely filed with the appropriate Taxing Authority when due (taking into account extensions of time for filing), and all such filed Tax Returns are true, complete and accurate in all material respects. All income and other material Taxes that are due and payable (whether or not shown on any Tax Returns and whether or not as a result of any required estimated tax payments) by such Company or any of its Subsidiaries or with respect to any of the assets of such Company or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the Financial Statements) have been paid in full. All material withholding Tax requirements imposed on or with respect to such Company or any of its Subsidiaries have been satisfied in full, and such Company or any of its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements. Such Company and its Subsidiaries has properly reserved or accrued, in accordance with GAAP, all material amounts of Taxes not yet due and payable and all required estimated Tax payments sufficient to avoid any material underpayment penalties or interest have been made by or on behalf of such Company and its Subsidiaries. Such Company has not incurred material liability for Taxes outside the Ordinary Course, and there is no matter or circumstance which is reasonably expected to result in additional Tax liabilities of such Company outside of the Ordinary Course.
(b)    After giving effect to the Restructuring, such Company has no direct or indirect Subsidiaries, other than Green Gate Resources Parent, LLC and its Subsidiaries.
(c)    There is not in force any consent, waiver or agreement for any extension of time for the assessment or payment of any income or other material Tax by such Company or any of its Subsidiaries and there has been no written request by any Taxing Authority to execute such a consent, waiver or agreement.
(d)    There is no outstanding claim, assessment or deficiency against such Company or any of its Subsidiaries, or with respect to any of the assets of such Company or any of its Subsidiaries, in respect of any income or other material Taxes that has been asserted or, to the knowledge of such Company, threatened by any Governmental Entity. There are no disputes, audits, examinations, investigations or Proceedings pending or, to the knowledge of each Company, threatened regarding any Taxes of such Company or any of its Subsidiaries or the assets of such Company and its Subsidiaries.
(e)    Neither such Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely between or among any of the Companies and/or any of their Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any commercial agreement entered into in the Ordinary Course and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither such Company nor any of its Subsidiaries has (x) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was any Company or any of its Subsidiaries) or (y) any liability for Taxes of any Person (other than any Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor, by contract (other than contracts described in the preceding clause (ii)) or otherwise.

(f)    Neither such Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).
(g)    Neither such Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or foreign Law) (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Mergers.
(h)    No claim has been made by any Taxing Authority in a jurisdiction where such Company or any of its Subsidiaries does not currently file a Tax Return that it, or any of the assets of such Company or any of its Subsidiaries, is or may be (i) required to filed any Tax Return or (ii) subject to any Tax, in each case in such jurisdiction, nor, to the knowledge of such Company, has any such assertion been threatened or proposed by such Taxing Authority.
(i)    Such Company and each of its Subsidiaries is resident for Tax purposes in the country where it is incorporated or formed. Neither such Company nor any of its Subsidiaries is engaged in or has ever been engaged in a trade or business through a “permanent establishment” within the meaning of an applicable income Tax treaty or otherwise has an office or fixed place of business in any country other than the United States.
(j)    Neither such Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period ending after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).
(k)    Such Company has made available all Tax Returns filed by or with respect to it and its Subsidiaries for all open taxable years.
(l)    There are no Encumbrances for Taxes on any of the assets of such Company or any of its Subsidiaries, except for Permitted Encumbrances.
(m)    Neither such Company nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Taxing Authority, any prepaid amount received outside the Ordinary Course on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Law with respect to Taxes), or any election pursuant to Section 108(i) or Section 965(h) of the Code (or any similar provision of state, local or foreign Law) made with respect to any taxable period ending on or prior to the Closing Date.
(n)    Neither such Company nor any of its Subsidiaries is a “United States shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) of the Code (or any similar provision of state, local or foreign Law).
(o)    Neither such Company nor any of its Subsidiaries has availed itself of any government grants, Tax holidays, loans, or other Tax benefits or relief related to COVID-19, including a loan under the Paycheck Protection Program or relief pursuant to Section 2301 or Section 2302 of the CARES Act or any similar applicable federal, state or local Law.
(p)    Such Company and its Subsidiaries has (x) collected and remitted, or will remit on a timely basis, in each case, all material sales, use, value-added and similar Taxes required by applicable Law to be collected with respect to sales made or services provided to its customers, (y) for all material sales or services that are exempt from sales, use, value-added and similar Taxes and that were made without charging or remitting such Taxes, received and retained any appropriate tax exemption certificates and other documentation qualifying such sale or services as exempt and (z) materially complied with all applicable transfer pricing laws and regulations including any applicable record keeping obligations.
(q)    There are no private letter rulings, closing agreements, gain recognition agreements or similar agreements or rulings that have been entered into or issued by any Governmental Entity in respect of any Tax matters with respect to such Company or any of its Subsidiaries or with respect to any of the assets of such Company or any of its Subsidiaries.
(r)    Such Company, in respect of IKAV Co-Invest, is, and has been at all times since its formation, classified and properly treated as a partnership for U.S. federal income Tax purposes, or, in respect of each other Company, is, and has been at all times since its formation, classified as and properly treated as a C corporation for U.S. federal income Tax purposes.
(s)    Each Subsidiary of such Company that is treated as a partnership for U.S. federal income Tax purposes (such subsidiaries, “Partnership Subsidiaries”) has made a valid election under Section 754 of the Code, which election will be effective for the taxable period that includes the Closing Date.
(t)    Neither such Company nor any of the Partnership Subsidiaries is or has ever been treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code. As of the date of this Agreement, such Company has made available to Parent all information that has been reasonably requested by Parent for Parent to determine that neither such Company nor any of the Partnership Subsidiaries is or has ever been treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code.
(u)    Neither such Company nor any of its Subsidiaries is a party to any contractual arrangement or joint venture or other arrangement (other than the applicable operating agreements of any Partnership Subsidiaries) that is characterized as a partnership for Tax purposes.
(v)    No Subsidiary of such Company (other than Aera Energy Services Company and Terrain Technology Inc.) is treated as an association taxable as a corporation for U.S. federal income tax purposes. The current entity classifications of such Company and each of its Subsidiaries for U.S. federal income Tax purposes are set forth in Section 4.12(v) of the Company Disclosure Letter.
(w)    No election has been made with respect to any Partnership Subsidiaries to apply Subchapter C of Chapter 63 of the Code to any taxable year beginning before January 1, 2018, and no similar election has been made with respect to any Partnership Subsidiaries under any similar provisions of state or local Law.
(x)    Such Company is not a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4) of the Code.
(y)    Neither such Company nor any of its Subsidiaries has taken or agreed to take, or have any plan or intention of taking, any action not contemplated by this Agreement and/or any other Transaction Documents that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment. To the knowledge of such Company, there is no fact or circumstance that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment.
(z)    Such Company (other than IKAV Co-Invest) is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code and the Treasury Regulations promulgated thereunder. The Equity Interests of such Company constitute “United States real property interests” within the meaning of Section 897(c)(1) of the Code and the Treasury Regulations promulgated thereunder.
4.13    Litigation. Except for such matters as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, there is no (a) Proceeding pending, or, to the knowledge of such Company, threatened against such Company or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator (each, an “Order”) outstanding against such Company or any of its Subsidiaries. Neither such Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order that restricts the manner in which such Company and its Subsidiaries conduct their businesses in any material respect.
4.14    Intellectual Property.
(a)    Section 4.14(a) of the Company Disclosure Letter contains a list of all Intellectual Property owned or purported to be owned by such Company or any of its Subsidiaries (“Company Intellectual Property”) that is registered with, issued by or the subject of a pending application before any Governmental Entity (collectively, the “Registered Company IP”), including for each such item of Registered Company IP (i) the jurisdiction where each item of such Registered Company IP is registered or filed, (ii) the applicable patent, registration or application number and (iii) the current record owner. Each item of Registered Company IP is subsisting and, to the knowledge of such Company, other than Registered Company IP constituting applications, valid and enforceable.
(b)    Such Company and its Subsidiaries exclusively own all right, title and interest to all material Company Intellectual Property, free and clear of all Encumbrances except for Permitted Encumbrances. Such Company and its Subsidiaries own or have the right to use all Intellectual Property material to and used in or necessary for the operation of the businesses of such Company and its Subsidiaries as presently conducted except where the failure to own or have such right would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole.
(c)    To the knowledge of such Company, the operation of the businesses of such Company and its Subsidiaries as presently conducted, does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except as would not reasonably be expected, individually or in the aggregate, to result in material liability, individually or in the aggregate, to such Company and its Subsidiaries, taken as a whole. There are no pending or, to the knowledge of such Company, threatened claims in writing against such Company or any of its Subsidiaries (i) alleging infringement, misappropriation, or other violation by such Company or any of its Subsidiaries of any Intellectual Property of any other Person, except as would not reasonably be expected, individually or in the aggregate, to result in material liability, individually or in the aggregate, to such Company and its Subsidiaries, taken as a whole, or (ii) challenging the ownership, validity or enforceability of any Registered Company IP that is material to such Company and its Subsidiaries, taken as a whole.
(d)    Except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, to the knowledge of such Company, no Person is infringing, misappropriating or otherwise violating, any Company Intellectual Property.
(e)    Such Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of Trade Secrets included in the Company Intellectual Property or otherwise used in the businesses of such Company and its Subsidiaries as presently conducted, except where failure to do so is not and would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole. No such Trade Secrets have been used, disclosed to or, to the knowledge of such Company, accessed by, any Person, other than pursuant to valid and enforceable confidentiality and non-disclosure obligations that, to the knowledge of such Company, has not been breached, except where such use, disclosure or access is not and would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole.
(f)    Except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, the IT Assets owned, used, or held for use by such Company or any of its Subsidiaries (collectively, “Company IT Assets”): (i) are sufficient for the current needs of the businesses of such Company and its Subsidiaries; (ii) have not malfunctioned or failed since the Applicable Date; and (iii) to the knowledge of such Company, are free from any Malicious Code.
(g)    Such Company and its Subsidiaries have taken commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by such Company and its Subsidiaries that are consistent in all material respects with all Privacy Laws. Except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, to the knowledge of such Company, there has been no unauthorized access to, or unauthorized disclosure or use of, as applicable, any Company IT Assets or Personal Information collected or held for use by such Company or its Subsidiaries. Such Company and its Subsidiaries: (i) are in compliance in all material respects with all Privacy Laws; (ii) have not, since the Applicable Date, notified, or been legally required to notify, any Person of any unauthorized access to, or unauthorized disclosure or use of, any Personal Information collected or held for use by such Company or its Subsidiaries; and (iii) except as would not reasonably be expected, individually or in the aggregate, to result in material liability, or otherwise be material, to such Company and its Subsidiaries, taken as a whole, have not received any written notice, communication or complaint from any Person alleging a breach of (or claiming compensation under) any Privacy Laws.
4.15    Real Property.
(a)    Section 4.15(a) of the Company Disclosure Letter includes, among other things (but without delineation as between the Owned Real Property and the Oil and Gas Property), a list of all material real property owned in fee by such Company or its Subsidiaries (such material real property, exclusive of any Oil and Gas Property and the Real Property Assets (as defined in Exhibit D), the “Owned Real Property”). Except in any such case as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, (i) such Company or its Subsidiaries, as applicable, has good and marketable title to all real property (other than any Oil and Gas Property) in which such Company or its Subsidiaries hold a fee interest (the “Owned Real Property”), free and clear of all Encumbrances except for Permitted Encumbrances, (ii) neither such Company nor any of its Subsidiaries has granted any outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein and (iii) except pursuant to the Permitted Encumbrances, neither such Company nor any of its Subsidiaries, as applicable, has leased or otherwise granted to any Person the right to use or occupy any Owned Real Property or any portion thereof.
(b)    Section 4.15(b) of the Company Disclosure Letter sets forth a list of all material real property (other than any Oil and Gas Property) leased or subleased to such Company or any of its Subsidiaries (collectively, the “Leased Real Property”, and, together with the Owned Real Property, the “Real Property”) and a list of all leases and subleases entered into by such Company or its Subsidiaries with respect to the Leased Real Property (the “Leases”). Except in any such case as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, (i) such Company or its applicable Subsidiary has a valid leasehold or subleasehold interest in all Leased Real Property, free and clear of all Encumbrances except for Permitted Encumbrances, (ii) there exists no default or event of default on the part of any of such Company or its Subsidiaries (as applicable) under the Leases, and (iii) except pursuant to the Permitted Encumbrances, neither such Company nor any of its Subsidiaries, as applicable, has leased or otherwise granted to any Person the right to use or occupy any Leased Real Property or any portion thereof.

(c)    Except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, (i) such Company and its Subsidiaries hold all of their respective easements and rights-of-way (other than any Oil and Gas Property) (collectively, “Rights-of-Way”) that such Company and its Subsidiaries use in the conduct of their respective businesses, (ii) there exists no default or event of default on the part of such Company or its Subsidiaries (as applicable) under any Rights-of-Way, and (iii) no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination of any Right-of-Way by the applicable counterparty thereto. Except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, all pipelines operated by such Company and its Subsidiaries are subject to Rights-of-Way or are located on the Real Property. There are no gaps (including any gap arising as a result of any breach by the such Company any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole.
(d)    As of the date of this Agreement, (i) neither such Company nor any of its Subsidiaries is in breach or default of any restrictive covenant affecting the Real Property, and to which the interests of such Company or its Subsidiaries in such Real Property are subject and subordinate, and, (ii) there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default under any such restrictive covenant affecting the Real Property, in each case of clauses (i) and (ii), except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole.
(e)    As of the date of this Agreement, except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, (i) all improvements owned by such Company or its Subsidiaries and located on the Real Property (the “Improvements”) are in good condition and repair, except for ordinary wear and tear and (ii) are sufficient for the operation of the business of such Company or its Subsidiaries as currently used.
(f)    No damage or destruction has occurred with respect to any of the Real Property that would reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, not covered by an insurance policy.
(g)    There are no pending or, to the knowledge of such Company, threatened condemnation, expropriation or eminent domain proceedings with respect to any Real Property, in each case, except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole.
(h)    Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall the representations and warranties of this Section 4.15 pertain in any way to the Real Property Assets (as defined in Exhibit D) or any property pertaining thereto, and the terms “Owned Real Property”, “Leased Real Property”, “Real Property”, “Rights-of-Way” and “Improvements” (each as used in this Agreement) shall not include the Real Property Assets or any property pertaining thereto.

4.16    Oil and Gas Matters.
(a)    Section 4.16(a) of the Company Disclosure Letter includes, among other things (but without delineation as between the Owned Real Property and the Oil and Gas Property), a list of all Oil and Gas Properties owned by such Company or its Subsidiaries in all material respects. Except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, and except for property (i) reflected in the reserve reports prepared by Netherland, Sewell & Associates, Inc. (the “Company Independent Petroleum Engineers”) relating to the Companies’ interests referred to therein as of December 31, 2022 (the “Company Reserve Reports”) as having been sold or otherwise disposed of, or (ii) sold or otherwise disposed of in the Ordinary Course since the Company Reserve Reports (in each case, other than sales or dispositions after the date hereof in accordance with Section 7.1(b)(vi)), such Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Reports and in each case as attributable to interests owned by such Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that such Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles such Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Reports of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, other than decreases in connection with operations in which the Company or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Company Reserve Report, (2) obligates such Company (or one or more of their Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Reports for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on the Company Reserve Reports for such Oil and Gas Properties that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances). Notwithstanding anything herein to the contrary, the Company and its Subsidiaries will not treat title to any Oil and Gas Property affected or burdened by a sliding scale Production Burden as less than defensible title so long as such Production Burden is accurately disclosed on the Company Reserve Report.
(b)    The factual, non-interpretive data supplied by such Company or its Subsidiaries to the Company Independent Petroleum Engineers relating to such Company’s or its Subsidiaries’ interests referred to in the Company Reserve Reports, by or on behalf of such Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of such Company and its Subsidiaries in connection with the preparation of the Company Reserve Reports was, as of the time provided, accurate in all material respects. Except for any such matters that would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, the oil and gas reserve estimates of such Company or its Subsidiaries set forth in the Company Reserve Reports are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of such Company and its Subsidiaries at the dates indicated therein. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that would reasonably be expected to be material to such Company and its Subsidiaries, taken as a whole.
(c)    Except for such acts or failures to act as would not be reasonably expected to be material to such Company and its Subsidiaries, taken as a whole, the Oil and Gas Properties (and properties unitized therewith) of such Company and its Subsidiaries have been maintained, operated and developed in a good and workmanlike manner and in conformity with the provisions of all leases, subleases or other contracts comprising a part of the Oil and Gas Leases and other contracts and agreements forming a part of such Oil and Gas Properties of such Company and its Subsidiaries. Specifically in connection with the foregoing, except for those as would not be reasonably expected to be material to such Company and its Subsidiaries, taken as a whole, (a) no Oil and Gas Property of such Company and its Subsidiaries is subject to having allowable production reduced below the full and regular allowable (including the maximum permissible tolerance) because of any overproduction (whether or not the same was permissible at the time) and (b) none of the wells comprising a part of the Oil and Gas Properties (or properties unitized therewith) of such Company and its Subsidiaries is deviated from the vertical more than the maximum permitted by Law, and such wells are, in fact, bottomed under and are producing from, and the well bores are wholly within, the Oil and Gas Properties (or in the case of wells located on properties unitized therewith, such unitized properties) of such Company and its Subsidiaries. All pipelines, wells, gas processing plants, platforms and other material improvements, fixtures and equipment owned in whole or in part by such Company and its Subsidiaries that are necessary to conduct normal operations are being maintained in a state adequate to conduct normal operations, and with respect to such of the foregoing which are operated by such Company and its Subsidiaries, in a manner consistent with the past practices of such Company and its Subsidiaries (other than those the failure of which to maintain in accordance with this Section would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole). Such Company and its Subsidiaries do not own, and have not acquired or made any other expenditure (whether such expenditure is capital, operating or otherwise) in or related to, any Oil and Gas Properties located outside of the geographical boundaries of the United States or in the offshore federal waters of the United States.
(d)    There are no take-or-pay or other prepayments which would require such Company to deliver Hydrocarbons produced from their Oil and Gas Properties at some future time without then or thereafter receiving full payment therefor. Except as would be, individually or in the aggregate, immaterial to such Company and its Subsidiaries, taken as a whole, there are no gas imbalances applicable to the Oil and Gas Properties.
(e)    Except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by such Company and its Subsidiaries have been timely and properly paid and (iii) neither such Company nor any of its Subsidiaries (and, to the knowledge of such Company, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by such Company or any of its Subsidiaries.
(f)    Except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of such Company and its Subsidiaries are being received by them in a timely manner and are not being held in suspense (by any of such Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.
(g)    Except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, all of the Wells and all water, carbon dioxide, injection or other wells located on the Oil and Gas Properties of such Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of such Company or any of its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by such Company or any of its Subsidiaries related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law.
(h)    None of the material Oil and Gas Properties of such Company or any of its Subsidiaries is subject to any (i) preferential purchase, or (ii) except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, consent or similar right, in each case of (i) and (ii) above, that would become operative as a result of the Mergers.
4.17    Environmental Matters.
(a)    Except for those matters that would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole:

(i)    such Company and its Subsidiaries and their respective operations and assets have at all times since the Applicable Date been in compliance with Environmental Laws;
(ii)    such Company and its Subsidiaries are not subject to any pending or, to the knowledge of such Company, threatened Proceedings under Environmental Laws;
(iii)    (A) there have been no Releases of Hazardous Materials by such Company or any of its Subsidiaries at or from any property currently or, to the knowledge of such Company, formerly owned, operated or otherwise used by such Company or any of its Subsidiaries, or, to the knowledge of such Company, by any predecessors of such Company or any of its Subsidiaries, which Releases could reasonably be expected to result in liability to the Companies under Environmental Law, and, (B) as of the date of this Agreement, neither such Company nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of any Release of Hazardous Materials at or from any property currently or formerly owned, leased, or otherwise used by such Company, or at or from any offsite location where Hazardous Materials from such Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, which in each case remains unresolved; and
(b)    as of the date of this Agreement, there have been no environmental investigations, studies, audits, or other analyses conducted by or on behalf of, or that are in the possession of, such Company or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.
4.18    Material Contracts.
(a)    Section 4.18(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of:
(i)    each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets (including Intellectual Property), services, rights or properties (other than Oil and Gas Properties) with respect to which each Company reasonably expects that such Company and its Subsidiaries will make payments in excess of $5,000,000 during the year ended December 31, 2024 or during any subsequent calendar year;
(ii)    each contract relating to Indebtedness or the deferred purchase price of property by such Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset), in excess of $2,000,000, other than agreements solely between or among a Company and Subsidiaries that will be wholly owned by the Companies from the date of this Agreement through the Effective Time;
(iii)    each contract for the lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $1,000,000 in the current calendar year or over the life of the contract that are not terminable without penalty or other liability to such Company and its Subsidiaries (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 90 days, other than contracts related to drilling rigs;
(iv)    each contract that (A) purports to limit in any material respect either the type of business in which such Company or any of its Subsidiaries may engage or the manner or the locations in which any of them may so engage in any business (including any contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision), (B) requires the disposition of any material assets or line of business of such Company or any of its Subsidiaries following the occurrence of events stated on the face of such contract or (C) prohibits or limits in each case, in any material respect, the rights of such Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets;
(v)    each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of such Company and its Subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the Ordinary Course;
(vi)    each contract pursuant to which such Company or any of its Subsidiaries acquired another operating business and which contract contains “earn out” or other similar contingent payment obligations or indemnity obligations of such Company or its Subsidiary to a third party, in each case, that remain in effect as of the date hereof and are reasonably expected to result in future payments by such Company or its Subsidiaries in excess of $10,000,000;
(vii)    each contract containing any standstill or similar agreement pursuant to which a Person has agreed not to acquire assets or securities of another Person;
(viii)    each contract obligating such Company or any of its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single third party or granting any third party the exclusive right to develop, market, sell or distribute such Company’s or any of its Subsidiaries’ product or services in each case, that is not terminable without penalty or liability within 90 days;
(ix)    each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of such Company or any of its Subsidiaries;
(x)    each joint development agreement, exploration agreement, participation, farm-out, farm-in or program agreement or similar contract requiring such

Company or any of its Subsidiaries to make expenditures from and after December 31, 2023 that would reasonably be expected to be in excess of $8,000,000 in the aggregate, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;
(xi)    each contract (A) that provides for the purchase or sale by such Company or any of its Subsidiaries of Hydrocarbons (1) in excess of 1,000 barrels of oil equivalent of Hydrocarbons per day over a period of one month (calculated on a yearly average basis) or (2) for a term greater than two years or (B) which such Company or its Subsidiaries reasonably expects that it will make aggregate payments in excess of $5,000,000 in any of the next three succeeding fiscal years or over the life of the contract that, in the case of (A) or (B), (x) has a remaining term of greater than 60 days and does not allow such Company or such Subsidiary to terminate it without penalty to such Company or such Subsidiary within 90 days and (y) provides for a “take-or-pay” clause or any similar prepayment obligation and acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes in each case, in excess of $1,000,000 per year;
(xii)    each contract for the transportation of Hydrocarbons;
(xiii)    each resource adequacy attribute purchase and sale agreement, resource adequacy contract or similar contract;
(xiv)    each collective bargaining agreement to which such Company or its Subsidiaries is a party or is subject, with any labor union or similar representative body (collectively, a “Union”);
(xv)    each agreement under which such Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, managers, directors, employees or consultants, in each case with a principal amount outstanding in excess of $100,000;
(xvi)    each Company Related Party Agreement;
(xvii)    each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal with a fair market value of equal to or greater than $10,000,000 or that would be triggered by the transactions contemplated by this Agreement; or
(xviii)    each contract creating or granting an Encumbrance on any material asset of any Company or any of its Subsidiaries, other than Permitted Encumbrances.
(b)    Collectively, the contracts set forth in Section 4.18(a) are herein referred to as the “Company Contracts.” A complete and correct copy of each of the Company Contracts has been made available to Parent. Each Company Contract is legal, valid, binding and enforceable in accordance with its terms on each Company and its Subsidiaries that is a party thereto and, to the knowledge of such Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except for breaches or defaults that would be, individually or in the aggregate, immaterial to the Companies and their Subsidiaries, taken as a whole, neither such Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of such Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by such Company or any of its Subsidiaries, or, to the knowledge of such Company, any other party thereto. There are no material disputes pending or, to the knowledge of such Company, threatened with respect to any Company Contract and neither such Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of such Company, is any such party threatening to do so.
4.19    Hedging Transactions.
(a)    All Hedging Transactions entered into by such Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by such Company and its Subsidiaries, and were entered into with counterparties believed at the time to be able to understand (either alone or in consultation with their advisers) and to bear the risks of such Hedging Transactions.
(b)    Such Company and its Subsidiaries have duly performed in all respects all of their respective obligations under the Hedging Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of such Company, there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for Ordinary Course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.
(c)    Section 4.19(c) of the Company Disclosure Letter (i) lists, as of the close of business on January 31, 2024, all Hedging Transactions to which such Company or any of its Subsidiaries is a party and pursuant to which such party has outstanding rights or obligations, and (ii) accurately summarize, in all respects, the outstanding positions under any Hedging Transaction of the Companies and their Subsidiaries, including Hydrocarbon and financial positions under any Hedging Transaction of such Company attributable in a respect to the production and marketing of such Company and its Subsidiaries, as of the date of this Agreement.
4.20    Insurance. Each of the indemnity bonds and material insurance policies held by such Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Company Insurance Policies”) is in full force and effect on the date of this Agreement. To the knowledge of such Company, the Company Insurance Policies provide coverage in breadth of coverage and amount at least equivalent to that carried by Persons engage in similar businesses and subject to the same or similar indemnity bonding obligations, perils or hazards. Except as would not reasonably be expected, individually or in the aggregate, to be material to such

Company and its Subsidiaries, taken as a whole, all premiums payable under the Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither such Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Mergers), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Company Insurance Policies. Except as would not reasonably be expected, individually or in the aggregate, to be material to such Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Company Insurance Policy. As of the date hereof neither such Company nor any of its Subsidiaries has any claims pending with insurers that are reasonably expected to result in an insurance recovery of more than $1,000,000 in the aggregate.
4.21    Brokers. Except, in respect of the Companies, for the fees and expenses payable to Person identified on Section 4.21 of the Company Disclosure Letter, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers based upon arrangements made by or on behalf of such Company, its Subsidiaries or the applicable Member. Such Company has made available to Parent a complete and correct copy of the contract set forth on Section 4.21 of the Company Disclosure Letter.
4.22    Related Party Transactions. Section 4.22 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any agreement, arrangement or understanding (i) between such Company or any of its Subsidiaries, on the one hand, and any of any Company’s Affiliates (other than Subsidiaries that will be wholly owned by the Companies from the date of this Agreement through the Effective Time), on the other hand, or (ii) that would be required to be disclosed by such Company under Item 404 of Regulation S-K under the Securities Act (assuming such Company or such Subsidiary were required to comply with such Item), other than any compensation or other employment arrangements entered into between such Company or any of its Subsidiaries, on the one hand, and any officer thereof, on the other hand, in the Ordinary Course (each of the foregoing, a “Company Related Party Agreement”); provided that the Second Lien Credit Facility and documents entered into in connection therewith shall not be deemed a “Company Related Party Agreement”.
4.23    Regulatory Matters.
(a)    Such Company is (i) not an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company” under PUHCA solely with respect to one or more EWGs, QFs, or foreign utility companies, and is exempt from, or has waiver of, federal access to books and records, accounting and recordkeeping requirements as set forth in FERC’s regulations at 18 C.F.R. §§ 366.3 and 366.4.
(b)    Midway-Sunset Cogeneration Company (i) is an EWG and (ii) is subject to FERC jurisdiction as a “public utility” as defined in Section 201 of the FPA and has MBR Authority. Midway-Sunset Cogeneration Company (i) has timely made all filings required to maintain its EWG status and MBR Authority and (ii) has not received written notice from

FERC alleging any violation of the FPA or seeking revocation of Midway-Sunset Cogeneration Company’s MBR Authority.
(c)    Section 4.23(c) of the Company Disclosure Letter sets forth, as of the date of the Agreement, a complete and correct list of each of the QFs in which each Company directly or indirectly holds an ownership interest, each of which is exempt from regulation under FPA Sections 203, 205 and 206.
(d)    All natural gas pipeline systems and related facilities constituting such Company’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the FERC under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.
4.24    Takeover Laws. The approval of the governing body of such Company of this Agreement and the Mergers represents all the action necessary to render inapplicable to this Agreement, and the Mergers applicable to such Company, any Takeover Law or any anti-takeover provision in such Company’s Organizational Documents that is applicable to such Company, the applicable Equity Interests or the applicable Mergers.
4.25    Anti-Corruption Laws; Economic Sanctions/Trade Laws.
(a)    Since the Applicable Date, none of such Company, its Subsidiaries or, to the knowledge of such Company, any of their respective directors, officers, employees or any other person acting on behalf of such Company or any of its Subsidiaries, in connection with the business of such Company (i) violated any applicable Anti-Corruption Law; (ii) engaged in any activity, practice or conduct which would constitute an offence under any applicable Anti-Corruption Law, or (iii) offered, paid, promised or agreed to pay, or authorized the payment of, either directly or indirectly through third parties, anything of value to any Government Official or other person with the intent to corruptly (1) influence any act or decision of a Government Official in his or her official capacity, (2) induce a Government Official to do or omit to do any act in violation of his or her lawful duties, (3) secure any improper advantage for such Company or its Subsidiaries, (4) induce a Government Official improperly to influence or affect any act or decision of any Governmental Entity or (5) assist such Company or any of its Subsidiaries in improperly obtaining or retaining business or other improper business advantage.
(b)    Such Company and its Subsidiaries (i) are, and at all times since the Applicable Date, have been, in material compliance with all applicable Economic Sanctions/Trade Laws and all applicable Money Laundering Laws and (ii) are not engaged in, and have not since the Applicable Date, engaged in any transaction or dealing in any Sanctioned Country or with or involving any Sanctions Target. Neither such Company nor any of its Subsidiaries, nor, to the knowledge of such Company, any of their directors, officers, employees or any other person acting on behalf of such Company and its Subsidiaries, nor any of such Company’s or its Subsidiaries’ customers or any other person with which such Company or its Subsidiaries interacts, is a Sanctions Target or otherwise a person or entity with whom transactions are prohibited under any applicable Economic Sanctions/Trade Laws.

(c)    Since the Applicable Date, (i) neither such Company nor any of its Subsidiaries has conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or mandatory disclosure to any Governmental Entity with respect to any applicable Anti-Corruption Law, Economic Sanctions/Trade Law, or Money Laundering Law, (ii) neither such Company nor any of its Subsidiaries, nor, to the knowledge of such Company, any of their directors, officers, employees or any other person acting on behalf of such Company and its Subsidiaries received any written notice, request or citation regarding any Anti-Corruption Law, Economic Sanctions/Trade Law or Money Laundering Law or been subject to any investigation, inquiry, information request, or proceeding by any Governmental Entity under Anti-Corruption Law, Economic Sanctions/Trade Law; and (iii) such Company and its Subsidiaries have implemented and maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of applicable Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money Laundering Laws.
4.26    Accredited Investors. Each of the Members is an “accredited investor” within the meaning of Regulation D promulgated by the SEC under the Securities Act.
4.27    Obligations to the Members. As of the date of this Agreement, there are no obligations or liabilities payable by such Company or any of its Subsidiaries (whether or not due) to any of the Members or any of their respective Affiliates, other than pursuant to this Agreement and Ordinary Course transactions on an arm’s length basis with portfolio companies affiliated with any of the Members.
4.28    No Additional Representations.
(a)    Except for the representations and warranties made in this Article IV and Article V, no Company nor any other Person makes any express or implied representation or warranty with respect to such Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Mergers or the Parent Stock Issuance, and such Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to such Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by such Company in this Article IV and the Members in Article V, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of such Company, the negotiation of this Agreement or in the course of the Mergers or the Parent Stock Issuance. Notwithstanding the foregoing, nothing in this Section 4.28 shall limit Parent’s or Merger Subs’ remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by each Company in this Article IV or the Members in Article V.
(b)    Notwithstanding anything contained in this Agreement to the contrary, each Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries

(including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Subs in Article VI, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to any Company or any of its Representatives and that the Companies have not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, each Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to any Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the Parent Stock Issuance).
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE MEMBERS
Each Member severally (and not jointly and severally) represents and warrants to Parent and Merger Subs as follows as to itself and not with respect to the other Members:
5.1    Organization; Authorization. Such Member is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Such Member has all requisite entity power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and, subject to the filing of the Certificates of Merger with the Secretary of State of the State of Delaware in connection with the Mergers, to perform its obligations under this Agreement and the other Transaction Documents to which it is a party. The execution and delivery of this Agreement and the other Transaction Documents by such Member and such Member’s performance of its obligations under this Agreement and the other Transaction Documents have been duly authorized by all necessary limited liability company or other organizational action on the part of such Member, and no other limited liability company or other organizational action on the part of such Member is necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents or for such Member to perform its obligations under this Agreement and the other Transaction Documents. No approval by any holder of such Member’s equity is necessary to approve this Agreement except for those approvals that have been obtained as of or prior to the date of this Agreement. This Agreement and the other Transaction Documents have been duly executed and delivered by or on behalf of such Member and, assuming the due authorization, execution and delivery of (i) this Agreement by Parent, Merger Subs, the Companies and the other Members, and (ii) the other Transaction Documents by Parent and the other Members, this Agreement and the other Transaction Documents constitute legal, valid and binding obligations of such Member, enforceable against such Member in accordance with their respective terms, subject as to enforceability to Creditors’ Rights. Concurrently with the execution of this Agreement, the Company Member Approvals have been irrevocably obtained.
5.2    No Violations. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party by such Member does not, and the consummation of the transactions contemplated hereby and thereby will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of such Member, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of such Member under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which such Member is a party or by which it or its properties or assets are bound, or (iii) contravene, conflict with or result in a violation of any Law applicable to such Member or any of its properties or assets, in each case, other than, in such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the Mergers.
5.3    Litigation. There are no Proceedings pending or, to the knowledge of such Member, threatened in writing against such Member that seek to enjoin, or are reasonably likely to have the effect of preventing, making illegal or otherwise interfering with, the performance of such Member’s obligations under this Agreement, except as would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the ability of such Member to perform such Member’s obligations under this Agreement or the consummation of the Mergers.
5.4    Ownership of Equity Interests; Voting Power. Section 4.2(a) of the Company Disclosure Letter correctly sets forth across from such Member’s name the number of Equity Interests held of record and beneficially by such Member. Such Member is the sole record holder of all of its Equity Interests and has full voting power and power of disposition with respect to all such Equity Interests free and clear of any Encumbrances (other than (i) any Encumbrance that will be terminated or satisfied at or prior to the Closing, (ii) any Encumbrance on transfer imposed under applicable securities laws, and (iii) any Encumbrance created by or through the actions of Parent, Merger Sub or their respective Affiliates). Except as set forth in the Organizational Documents of the Companies, no Person has any contractual or other right or obligation to purchase or otherwise acquire any Equity Interests.
5.5    Accredited Investor. Such Member is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act.
5.6    Tax.
(a)    To the knowledge of IKAV Member, IKAV Member will receive Parent Common Stock in respect of its Equity Interests pursuant to the IKAV Merger representing more than five percent of the total fair market value of all Parent Common Stock issued and outstanding on the Closing Date (within the meaning of Treasury Regulations Section 1.897-1(c)(2)(iii)(A)). All of the Parent Common Stock thereby received by IKAV Member will constitute in the hands of IKAV Member “United States real property interests” within the meaning of Section 897(c)(1) of the Code and the Treasury Regulations promulgated thereunder.
(b)    To the knowledge of CPP Member, CPP Member will receive Parent Common Stock in respect of its Equity Interests pursuant to the CPP Merger representing more than five percent of the total fair market value of all Parent Common Stock issued and outstanding on the Closing Date (within the meaning of Treasury Regulations Section 1.897-

1(c)(2)(iii)(A)). All of the Parent Common Stock thereby received by CPP Member will constitute in the hands of CPP Member “United States real property interests” within the meaning of Section 897(c)(1) of the Code and the Treasury Regulations promulgated thereunder.
(c)    CPP Member is a “qualified controlled entity” within the meaning of Treasury Regulation Section 1.897(l)-1(e)(9), a “qualified holder” within the meaning of Treasury Regulation Section 1.897(l)-1(d), and a “withholding qualified holder” within the meaning of Treasury Regulation Section 1.1445-1(g)(11).
5.7    No Additional Representations.
(a)    Except for the representations and warranties made in Article IV and this Article V, neither such Member nor any other Person makes any express or implied representation or warranty with respect to such Member, the Companies or their Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Mergers or the Parent Stock Issuance, and such Member hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither such Member nor any other Person makes or has made any representation or warranty to Parent, Merger Subs, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Companies in Article IV and the Members in this Article V, any oral or written information presented to Parent or Merger Subs or any of their respective Affiliates or Representatives in the course of their due diligence investigation of any Company, the negotiation of this Agreement or in the course of the Mergers or the Parent Stock Issuance. Notwithstanding the foregoing, nothing in this Section 5.7 shall limit Parent’s or Merger Subs’ remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by the Companies in Article IV or the Members in this Article V.
(b)    Notwithstanding anything contained in this Agreement to the contrary, such Member acknowledges and agrees that none of Parent, Merger Subs or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including any Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Subs in Article VI, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to such Member or any of its Representatives and that such Member has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, such Member acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to such Member or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the Parent Stock Issuance).

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS
Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Subs to each Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents) (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on EDGAR since December 31, 2021 prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), Parent and Merger Subs jointly and severally represent and warrant to each Company and each Member as follows:
6.1    Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each Merger Sub each has heretofore made available to each Company complete and correct copies of its Organizational Documents, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.
6.2    Capital Structure.
(a)    As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”, and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on February 5, 2024: (A) 69,274,418 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding; (B) there were outstanding warrants to purchase 4,180,908 shares of Parent Common Stock; (C) there were 1,185,437 shares of Parent Common Stock reserved for issuance pursuant to Parent’s Employee Stock Purchase Plan (as amended from time to time, the “Parent ESPP”); (D) there were 760,798 shares of Parent Common Stock subject to outstanding restricted stock units granted pursuant to Parent’s 2021 Long-Term Incentive Plan, as amended from time to time, and prior plans (the “Parent LTIP”, and, together with the Parent ESPP, the “Parent Stock Plans”); and (E) there were 800,151 shares of Parent Common Stock (assuming the target level of performance) subject to outstanding performance stock units granted pursuant to the Parent LTIP.

(b)    All outstanding shares of Parent Common Stock and outstanding equity interests of each Subsidiary of Parent have been, in each case, duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including the Parent Stock Plans). The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) assuming the accuracy of each Company’s representation in Section 4.26, applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable contracts. As of the close of business on February 5, 2024, except as set forth in this Section 6.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect Subsidiary of Parent, are free and clear of all Encumbrances and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 6.2, and except for changes since February 5, 2024 resulting from the exercise of warrants outstanding at such date (and the issuance of shares thereunder), issuance pursuant to Parent’s Employee Stock Purchase Plan, restricted stock units granted pursuant to Parent’s 2021 Long-Term Incentive Plan, as amended from time to time, and prior plans, and performance stock units granted pursuant to the Parent LTIP or other awards granted in accordance with this Agreement, there are outstanding: (1) no shares of Parent Capital Stock or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Parent; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. Neither Parent nor any of its Subsidiaries is party to any contract or arrangement with any Person obligating Parent or any of its Subsidiaries to register shares of Parent Capital Stock or other securities under the Securities Act. There are not any stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Common Stock or any other shares of Parent Capital Stock. As of the date of this Agreement, the authorized membership interests of (i) IKAV Merger Sub consists of 100 membership interests; (ii) CPP Merger Sub consists of 100 membership interests; and (iii) COI Merger Sub consists of 100 membership interests, all of which shares are duly authorized, validly issued and owned by Parent. Each Merger Sub was formed on February 1, 2024 and since the date of such formation, no Merger Sub has engaged in any activity other than in connection with its organization and the preparation, negotiation and execution of this Agreement. No Merger Sub has any operations, assets or liabilities other than in connection with the foregoing and as provided under this Agreement.
6.3    Authority; No Violations; Consents and Approvals.
(a)    Each of Parent and each Merger Sub has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and, subject to the filing of the Certificates of Merger with the Secretary of State of the State of Delaware in connection with the Mergers, to perform its obligations hereunder and thereunder, including the Mergers and, subject only to receipt of the Parent Stockholder Approval, the Parent Stock Issuance. The execution and delivery of this Agreement and the other Transaction Documents by Parent and each Merger Sub, as applicable, and the performance by each of Parent and each Merger Sub of its obligations under this Agreement and the other Transaction Documents have been duly authorized by all necessary corporate or limited liability company action on the part of each of Parent (subject to obtaining Parent Stockholder Approval) and each Merger Sub (other than the approval of this Agreement by Parent as sole member of each Merger Sub, which occurred concurrently with the execution and delivery of this Agreement). This Agreement and the other Transaction Documents have been duly executed and delivered by each of Parent and each Merger Sub, as applicable, and, assuming the due and valid execution of (i) this Agreement by the Companies and the Members, and (ii) the other Transaction Documents by the Members, constitute valid and binding obligations of each of Parent and each Merger Sub enforceable against Parent and each Merger Sub in accordance with their terms, subject as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote(i) determined that this Agreement, the Mergers and the Parent Stock Issuance, are fair to, and in the best interests of, Parent, (ii) approved and declared advisable this Agreement, the Mergers and the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”). Each Merger Sub Board has by unanimous vote (A) determined that this Agreement and the Mergers are fair to, and in the best interests of, the applicable Merger Sub and the sole member of such Merger Sub, (B) approved and declared advisable this Agreement and the applicable Merger, and (C) resolved to recommend that Parent, as the sole member of such Merger Sub, approve this Agreement. Parent, as the sole member of each Merger Sub, has approved this Agreement and the Mergers concurrently with its execution of this Agreement. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Stock Issuance.
(b)    The execution, delivery and performance of this Agreement and the other Transaction Documents does not, and the consummation of the transactions contemplated hereby and thereby will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Parent or any Merger Sub, (ii) result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or any Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound or (iii) assuming the Consents referred to in Section 6.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected, individually or in the aggregate, to be material to the business of Parent and its Subsidiaries, taken as a whole.
6.4    Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance by Parent and Merger Subs of this Agreement and the other Transaction Documents or the consummation by Parent and Merger Subs of the transactions contemplated hereby or thereby, except for: (a) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of any applicable waiting period with respect thereto; (b) the FERC Approval; (c) the filing with the SEC of (i) a Proxy Statement in preliminary and definitive form (the “Proxy Statement”) relating to the Parent Stockholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the other Transaction Documents, the Mergers and the Parent Stock Issuance; (d) the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware; (e) filings with the NYSE; and (f) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Law.
6.5    SEC Documents; Financial Statements; Internal Controls; NYSE Matters.
(a)    Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(b)    The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied, or, in the case of Parent SEC Documents filed after the date of this Agreement, will comply, in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with applicable accounting requirements and with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent SEC Documents filed after the date of this Agreement, will be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.
(c)    Parent has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further designed and maintained to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of its internal accounting controls prior to the date hereof, to Parent’s auditors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls that would be reasonably expected to adversely affect Parent’s ability to record, process, summarize and report financial information in the reports it files or submits under the Exchange Act, (ii) any known occurrence of fraud, whether or not material, that involves any current or former employees who have (or had) a significant role in Parent’s internal controls over financial reporting. There is not, and since January 1, 2020 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent or any of its Subsidiaries. The principal executive officer and the principal financial officer of Parent has made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to Parent SEC Documents, and, to the knowledge of Parent, the statements contained in such certifications were complete and correct as of the dates they were made.
(d)    Since January 1, 2022, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the board of directors of Parent or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.
(e)    As of the date hereof, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. As of the date hereof, to the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.
(f)    Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of the NYSE, in each case, that are applicable to Parent.
(g)    No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.
(h)    The Parent Common Stock is registered under Section 12(b) of the Exchange Act and listed on the NYSE, and Parent has not received any notice of deregistration or delisting from the SEC or the NYSE, as applicable. No judgment, order, ruling, decree, injunction, or award of any securities commission or similar securities regulatory authority or any other Governmental Entity, or of the NYSE, preventing or suspending trading in any securities of Parent has been issued, and no proceedings for such purpose are, to Parent’s knowledge, pending, contemplated or threatened. Parent has taken no action that is designed to terminate the registration of the Parent Common Stock under the Exchange Act.
6.6    Absence of Certain Changes or Events. From December 31, 2022 through the date of this Agreement, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.
6.7    Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to stockholders of Parent and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act, and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Companies for inclusion or incorporation by reference therein.
6.8    No Undisclosed Material Liabilities. There are no material liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of September 30, 2023 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023; (b) liabilities incurred in the Ordinary Course subsequent to September 30, 2023; (c) executory obligations under any contract, which are not related to any breach or default of a contract by Parent or any of its Subsidiaries; (d) liabilities incurred in connection with the Mergers and the Parent Stock Issuance; and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
6.9    Parent Permits; Compliance with Applicable Law.
(a)    Parent and its Subsidiaries hold and at all times since the Applicable Date have held all material permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected, individually or in the aggregate, to be material to the business of Parent and its Subsidiaries, taken as a whole.
(b)    The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected, individually or in the aggregate, to be material to the business of Parent and its Subsidiaries, taken as a whole. To the knowledge of Parent no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened, other than those the outcome of which would not reasonably be expected, individually or in the aggregate, to be material to the business of Parent and its Subsidiaries, taken as a whole.
6.10    Taxes.
(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: all Tax Returns required to be filed (i) by or with respect to Parent or any of its Subsidiaries have been duly and timely filed with the appropriate Taxing Authority when due (taking into account extensions of time for filing), and all such filed Tax Returns are true, complete and accurate in all respects. All Taxes that are due and payable (whether or not shown on any Tax Returns) by Parent or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the Financial Statements) have been paid in full. All withholding Tax requirements imposed on or with respect to Parent and its Subsidiaries have been satisfied in full, and Parent and its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: there is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries in respect of any Taxes that has been asserted or, to the knowledge of Parent, threatened by any Governmental Entity. There are no disputes, audits, examinations, investigations or Proceedings pending or, to the knowledge of Parent, threatened regarding any Taxes of Parent or any of its Subsidiaries.
(c)    IKAV Merger Sub, CPP Merger Sub, COI Merger Sub 2 and COI Merger Sub 3 are classified as corporations for U.S. federal income Tax purposes. COI Merger Sub and Subsequent Merger Sub are treated as disregarded entities of Parent for U.S. federal income Tax purposes.
(d)    Neither Parent nor any Merger Sub has taken or agreed to take, or has any plan or intention of taking, any action not contemplated by this Agreement and/or any other Transaction Documents that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment. To the knowledge of Parent, there is no fact or circumstance that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment.
(e)    None of Parent nor any Merger Sub is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4) of the Code.
(f)    Parent is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code and the Treasury Regulations promulgated thereunder. Each of IKAV Member and CPP Member will separately receive Parent Common Stock in respect of their respective Equity Interests pursuant to the Mergers representing more than five percent of the total fair market value of all Parent Common Stock issued and outstanding on the Closing Date (within the meaning of Treasury Regulations Section 1.897-1(c)(2)(iii)(A)). All of the Parent Common Stock received by IKAV Member and CPP Member in respect of their Equity Interests will constitute in the hands of such Members “United States real property interests” within the meaning of Section 897(c)(1) of the Code and the Treasury Regulations promulgated thereunder.
6.11    Litigation. Except for such matters as would not reasonably be expected, individually or in the aggregate, to be material to the business of Parent and its Subsidiaries, taken as a whole, there is no (a) Proceeding pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of its Subsidiaries or any of their Oil and Gas Properties, or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any Order that restricts the manner in which Parent and its Subsidiaries conduct their businesses in any material respect.
6.12    Environmental Matters.
(a)    Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
(i)    Parent and its Subsidiaries and their respective operations and assets have at all times since the Applicable Date been in compliance with Environmental Laws;

(ii)    Parent and its Subsidiaries are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws; and
(iii)    (A) there have been no Releases of Hazardous Materials by Parent or any of its Subsidiaries at or from any property currently or, to the knowledge of Parent, formerly owned, operated or otherwise used by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, which Releases have resulted or could reasonably be expected to result in liability to Parent under Environmental Law, and, (B) as of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of any Release of Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Parent, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, which in each case remains unresolved.
(b)    As of the date of this Agreement, there have been no environmental investigations, studies, audits, or other analyses conducted since the Applicable Date that are in the possession of Parent or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by Parent or its Subsidiaries that have not been delivered or otherwise made available to the Companies prior to the date hereof.
6.13    Material Contracts. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act), (the “Parent Contracts”), is a legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries, or, to the knowledge of Parent, any other party thereto. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no disputes pending or, to the knowledge of Parent, threatened with respect to any Parent Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so.
6.14    Opinion of Financial Advisor. The Parent Board has received the oral opinion of Jefferies LLC, to be subsequently confirmed in writing, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review set forth in such opinion, the Aggregate Consideration to be paid by Parent pursuant to this Agreement is fair from a financial point of view to Parent, a signed copy of which written opinion will be made available to the Companies for informational purposes only on a non-reliance basis promptly following the date of this Agreement.
6.15    Brokers. Except for the fees and expenses payable to Citigroup Global Markets Inc. and Jefferies LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers and the Parent Stock Issuance based upon arrangements made by or on behalf of Parent or its Subsidiaries.
6.16    Regulatory Matters.
(a)    Parent is (i) not an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company” under PUHCA solely with respect to one or more EWGs, QFs and foreign utility companies and is exempt from, or has waiver of, federal access to books and records, accounting and recordkeeping requirements as set forth in FERC’s regulations at 18 C.F.R. §§ 366.3 and 366.4.
(b)    Elk Hills Power, LLC (i) is a QF and (ii) is subject to FERC jurisdiction as a “public utility” as defined in Section 201 of the FPA and has MBR Authority. Elk Hills Power, LLC (i) has timely made all filings required to maintain its QF status and MBR Authority and (ii) has not received written notice from FERC alleging any violation of the FPA or seeking revocation of Elk Hills Power, LLC’s MBR Authority.
(c)    Section 6.16(c) of the Parent Disclosure Letter sets forth, as of the date of the Agreement, a complete and correct list of each of the QFs in which Parent directly or indirectly holds an ownership interest, each of which is exempt from regulation under FPA Sections 203, 205 and 206.
(d)    All natural gas pipeline systems and related facilities constituting Parent’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the FERC under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.
6.17    Sufficient Funds.
(a)    Assuming compliance in all material respects by each Company with its material obligations hereunder set forth in Section 7.14 and assuming satisfaction of the conditions in Article VIII (other than the conditions set forth in Sections 8.1 and 8.3 and those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction thereof), Parent and Merger Subs will have available to them at the Effective Time all funds and commitments necessary to refinance in full all amounts outstanding under the Company Credit Agreements and to pay the fees and expenses relating to the Mergers and the Financing (defined below) (such amount, the “Required Amount”). Parent has delivered to the Companies true and complete copies of the fully executed Commitment Letter and Debt Fee Letter (with only fee amounts and other economic terms, and the rates and amounts included in the “flex” provisions, redacted, none of which redacted provisions would adversely affect the conditionality, enforceability, termination or amount of the Financing). Pursuant to the

Commitment Letter, and subject to the terms and conditions thereof, the Financing Sources party thereto have committed to provide Parent with the amounts set forth in the Commitment Letter for the purposes set forth therein. As of the date of this Agreement, the Commitment Letter is in full force and effect and has not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect (other than as set forth in the Debt Fee Letters with respect to flex rights and/or to add additional lenders, arrangers, bookrunners, syndication agents and similar entities who had not executed the Commitment Letter as of the date of this Agreement), and the Commitment Letter, in the form so delivered, constitutes the legal, valid and binding obligation of, and is enforceable against, Parent and, to the knowledge of Parent, each of the other parties thereto, subject, in each case, to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and subject, as to enforceability, to general principles of equity. Except as set forth in the Commitment Letter and except for any related engagement letters related to the Financing described in the Commitment Letter, as of the date of this Agreement, there are no contracts, agreements, “side letters” or other arrangements to which Parent or any of its affiliates is a party relating to the Commitment Letter or the Financing.
(b)    As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, constitutes, or would reasonably be expected to constitute, a default or breach by Parent or, to the knowledge of Parent, any other party thereto, of any term of the Commitment Letter. As of the date of this Agreement, no Financing Source party to the Commitment Letter has notified Parent of its termination or repudiation (or intent to terminate or repudiate) any of the commitments under such Commitment Letter or its intent not to provide the Financing. Assuming compliance in all material respects by each Company with its material obligations hereunder set forth in Section 7.14 and assuming satisfaction of the conditions in Article VIII (other than the conditions set forth in Sections 8.1 and 8.3 and those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), Parent has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any term of the Commitment Letter that could affect the availability of the Financing on the Closing Date. Parent has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any term of the Commitment Letter that could affect the availability of the Financing on the Closing Date. Parent has no reason to believe that any of the Financing Conditions will fail to be satisfied on the Closing Date or that the full amounts committed pursuant to the Commitment Letter will not be available to be funded on the Closing Date to the extent required, when taken together with cash or cash equivalents held by Parent and the Companies on the Closing Date and the other sources of funds available to Parent on the Closing Date, to pay the Required Amounts.
(c)    Parent understands and acknowledges that its obligations under this Agreement are not in any way contingent on or otherwise subject to or conditional upon Parent’s ability to obtain any financing, whether pursuant to the Commitment Letter or otherwise.
(d)    Parent has fully paid (or caused to be paid) any and all commitment fees or other fees required by the Commitment Letter to be paid on or before the date of this Agreement. Assuming (i) the funding of the full amount of the Financing in accordance with and subject to the satisfaction of the conditions in the Commitment Letter, (ii) compliance in all material respects by each Company with its material obligations hereunder and (iii) satisfaction of the conditions in Article VIII (other than the conditions set forth in Sections 8.1 and 8.3 and those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction thereof), the aggregate proceeds from the Financing (after netting out applicable fees, expenses, original issue discount and similar premiums and chargers and after giving effect of the maximum amount of flex (including original issue discount flex) provided under the Commitment Letter), together with cash or cash equivalents held by Parent and the Companies on the Closing Date and the other sources of funds available to Parent on the Closing Date, constitute all of the financing necessary to finance the Required Amount. There are no conditions precedent related to the funding of the full amount of the Financing, other than the Financing Conditions.
6.18    Anti-Corruption Laws; Economic Sanctions/Trade Laws.
(a)    Since the Applicable Date, neither Parent nor any Merger Sub nor, to the knowledge of Parent, any of their respective directors, officers, employees or any other person acting on behalf of Parent or any Merger Sub in connection with the business of Parent or any Merger Sub (i) violated any applicable Anti-Corruption Law; (ii) engaged in any activity, practice or conduct which would constitute an offence under any applicable Anti-Corruption Law; (iii) offered, paid, promised or agreed to pay, or authorized the payment of, either directly or indirectly through third parties, anything of value to any Government Official or other person with the intent to corruptly (1) influence any act or decision of a Government Official in his or her official capacity, (2) induce a Government Official to do or omit to do any act in violation of his or her lawful duties, (3) secure any improper advantage for Parent or any Merger Sub, (4) induce a Government Official improperly to influence or affect any act or decision of any Governmental Entity or (5) assist Parent or any Merger Sub in improperly obtaining or retaining business or other improper business advantage.
(b)    Parent and Merger Subs (i) are, and at all times since the Applicable Date, have been, in material compliance with all applicable Economic Sanctions/Trade Laws and all applicable Money Laundering Laws and (ii) are not engaged in, and have not since the Applicable Date engaged in any transaction or dealing in any Sanctioned Country or with or involving any Sanctions Target other than such business that was authorized, licensed or exempt from applicable Economic Sanctions/Trade Laws. Neither Parent nor any Merger Sub, nor, to the knowledge of Parent, any of their directors, officers, employees or any other person acting on behalf of Parent or any Merger Sub, nor any of Parent or any Merger Sub’s customers or any other person with which the Companies or their Subsidiaries interact, is a Sanctions Target or otherwise a person or entity with whom transactions are prohibited under any applicable Economic Sanctions/Trade Laws.
(c)    Since the Applicable Date, (i) neither Parent nor any Merger Sub has conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or mandatory disclosure to any Governmental Entity with respect to any applicable Anti-Corruption Law, Economic Sanctions/Trade Law, or Money Laundering Law, (ii) neither Parent nor any Merger Sub, nor, to the knowledge of Parent, any of their directors, officers, employees or any other person acting on behalf of Parent or any Merger Sub received any written notice, request or citation regarding any Anti-Corruption Law, Economic Sanctions/Trade Law or Money Laundering Law or been subject to any investigation, inquiry, information request, or proceeding by any Governmental Entity under Anti-Corruption Law, Economic Sanctions/Trade Law; and (iii) Parent and Merger Subs have implemented and maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of applicable Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money Laundering Laws.
6.19    Form S-3. As of the date hereof, Parent (a) is eligible to register the resale of the Parent Common Stock to be issued to the Members under Form S-3 promulgated under the Securities Act and (b) qualifies as a “well-known seasoned issuer” (as defined in Rule 405 of the Securities Act).
6.20    No Additional Representations.
(a)    Except for the representations and warranties made in this Article VI, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Mergers or the Parent Stock Issuance, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Companies or the Members or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article VI, any oral or written information presented to the Companies or the Members or any of their respective Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Mergers and the Parent Stock Issuance. Notwithstanding the foregoing, nothing in this Section 6.20 shall limit the Members’ or Companies’ remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Parent and Merger Subs in this Article VI.
(b)    Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Members, the Companies or any other Person has made or is making any representations or warranties relating to the Companies or their Subsidiaries whatsoever, express or implied, beyond those expressly given by the Companies in Article IV and the Members in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Company or any Member furnished or made available to Parent or any of its Representatives and that neither Parent nor any Merger Sub has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers and the Parent Stock Issuance).

ARTICLE VII
COVENANTS AND AGREEMENTS
7.1    Conduct of Company Business Pending the Mergers.
(a)    Except (i) as set forth on Section 7.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement (including pursuant to the Restructuring), (iii) as may be required by applicable Law, or (iv) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), each Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, it shall, and shall cause each of its Subsidiaries to, (x) continue to enter into Hedging Transactions in the Ordinary Course, provided, however, that prior to entering into any Hedging Transaction described on Section 7.1(a) of the Company Disclosure Letter, the Companies shall have first consulted with Parent regarding the terms of such Hedging Transaction, and (y) use commercially reasonable efforts to conduct its businesses in the Ordinary Course, including by using commercially reasonable efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its material customers, suppliers, licensors, licensees, distributors, lessors and others having business dealings that are material to the Companies and their Subsidiaries, taken as a whole.
(b)    Except (i) as set forth on Section 7.1(b) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement (including pursuant to the Restructuring), (iii) as otherwise required or expressly permitted by, or otherwise contemplated in, the Business Plan, (iv) as may be required by applicable Law, or (v) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX each Company shall not, and shall not permit its Subsidiaries to:
(i)    other than Permitted Leakage, (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding equity interests in, any Company or any of its Subsidiaries, except for dividends and distributions by a direct or indirect Subsidiary that will be wholly owned by the Companies from the date of this Agreement through the Effective Time to a Company or another direct or indirect Subsidiary that will be wholly owned by the Companies from the date of this Agreement through the Effective Time; (B) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, any Company or any Subsidiary of any Company, except as required by the terms of any capital stock or equity interest of a Subsidiary existing as of the date hereof and made available to Parent; or (C) cause or permit to occur: (I) a Related Person receiving any consulting, advisory, management, service, directors or monitoring fee, bonus, or any other cash payment of any kind from any Company or any of its Subsidiaries, or becoming entitled to receive any of the foregoing, or directing or causing any Company or any of its Subsidiaries to make or pay, or commit to make or pay, any of the foregoing to any Person on its behalf in satisfaction of any liability, commitment or obligation on the part of any Related Person (in each case, other than Ordinary Course director fees and

Ordinary Course compensation (including incentive or bonus payments) or benefits made or provided to employees, officers or other service providers of any Company or any of its Subsidiaries or any Related Person pursuant to Company Plans in effect on January 1, 2024 to the extent otherwise permissible under this Section 7.1(b)); (II) a Related Person receiving a loan or security or similar right (including without limitation, options and similar rights), being transferred cash or any other asset or payment, becoming owed any indebtedness or other similar liability, commitment or obligation, or receiving payments in respect of any of the foregoing from any Company or any of its Subsidiaries, or becoming entitled to receive any of the foregoing, or directing or causing any Company or any of its Subsidiaries to make or pay, or commit to make or pay, any of the foregoing to any Person on its behalf in satisfaction of any liability, commitment or obligation on the part of any Related Person; (III) a Related Person having any claim by any Company or any of its Subsidiaries (whether such claim had been pending or anticipated) against a Related Person forgiven, discounted, released or canceled, or directing or causing any Company or any of its Subsidiaries to forgive, discount, cancel or release any such claims in respect of any agreement, arrangement or understanding with or otherwise against a Person in satisfaction of any liability, commitment or obligation on the part of any Related Person; (IV) any Company or any of its Subsidiaries having assumed, created, guaranteed, indemnified or incurred any liabilities, including any Encumbrance to the extent in favor or for the benefit of any Related Person (including any amounts incurred in connection with the Restructuring); (V) any Company or any of its Subsidiaries having paid any fees, costs or expenses to or on behalf of any Related Person which were incurred as a result of the matters set out in clauses (I) through (IV); (VI) amounts having become payable or liabilities having been assumed or created or assets having been transferred by any Company or any of its Subsidiaries pursuant to any contract made or entered into by any Company or any of its Subsidiaries the performance of which would fall under any of clauses (I) through (V); and (VII) any Tax being paid, payable or incurred by any Company or any of its Subsidiaries as a consequence of any matters referred to in clauses (I) through (VI);
(ii)    split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in any Company or any of its Subsidiaries;
(iii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, any Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) issuances by a Subsidiary that will be wholly owned by the Companies from the date of this Agreement through the Effective Time of such Subsidiary’s capital stock or other equity interests to any Company or any other Subsidiary that will be wholly owned by the Companies from the date of this Agreement through the Effective Time or and (B) shares of capital stock issued as a dividend made in accordance with Section 7.1(b)(i);
(iv)    (A) amend or propose to amend any Company’s Organizational Documents or (B) amend or propose to amend the Organizational Documents of any of any Company’s Subsidiaries (other than, in the case of the Subsidiaries of any Company, for ministerial changes);
(v)    (A) merge, consolidate, combine or amalgamate with any Person other than between Subsidiaries that will be wholly owned by the Companies from the date of this Agreement through the Effective Time or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions for which the consideration is less than $5,000,000 individually or $15,000,000 in the aggregate;
(vi)    sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, any portion of its assets or properties (including Company Intellectual Property), other than (A) sales, leases, transfers, farmouts or dispositions for which the consideration is less than $10,000,000 individually or $20,000,000 in the aggregate, (B) the sale or transfer of Hydrocarbons in the Ordinary Course, (C) asset or property swaps the fair market value of which are less than $10,000,000 individually or $20,000,000 in the aggregate, (D) abandonment or statutory expirations of immaterial Registered Company IP in the Ordinary Course, (E) grants of non-exclusive licenses to Company Intellectual Property in the Ordinary Course, (F) sales, leases, transfers, farmouts or dispositions among the Companies and their Subsidiaries that will be wholly owned by the Companies from the date of this Agreement through the Effective Time, or (G) sales or dispositions of obsolete or worthless equipment in the Ordinary Course;
(vii)    authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Company or any of its Subsidiaries, other than such transactions among Subsidiaries that will be wholly owned by the Companies from the date of this Agreement through the Effective Time;
(viii)    change in any material respect their material accounting principles, practices or methods, except as required by GAAP or applicable Law;
(ix)    make, change or revoke any material election relating to Taxes, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return (other than as required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign Law)), enter into any closing agreement with respect to material Taxes, settle or compromise any material Tax claim, audit, assessment or dispute, surrender any right to claim a material refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax, or change Tax residence or create any office or fixed place of business or become subject to direct Tax (excluding any Tax that arises solely because sales are made to customers in the applicable jurisdiction) in a country other than the country in which any Company or its relevant Subsidiaries is organized; provided that nothing in this Section 7.1(b)(ix) or Section 7.1(b)(viii) shall restrict the Members from taking any action in connection with their own Taxes unless such action could reasonably be expected to adversely affect Parent, any Company or any of its Subsidiaries with respect to any Post-Closing Tax Period;
(x)    (A) grant any increases in the compensation or benefits payable or to become payable to any Company Service Provider, except (1) with respect to Company Service Providers with an annual base salary or wage rate (as applicable) of $250,000 or less, any merit-based or promotion-based increases that are made in the Ordinary Course that do not exceed 4% in the aggregate, (2) as required by the terms of a Company Plan existing as of the date hereof or (3) for the payment of annual bonuses for completed periods based on actual performance in the Ordinary Course; (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (C) grant any new equity-based or non-equity awards, amend or modify the terms of any outstanding equity-based or non-equity awards; (D) pay any incentive or performance-based compensation or benefits (except for payments in respect of completed periods based on actual performance in the Ordinary Course); (E) forgive any loans or issue any loans (other than routine travel advances issued in the Ordinary Course or loans in the Ordinary Course under and in accordance with the terms of any Company Plan that is a defined contribution plan) to any Company Service Provider; (F) enter into or establish any material Company Plan which was not in existence prior to the date of this Agreement, or amend or terminate any material Company Plan in existence on the date of this Agreement, other than (1) health and welfare program renewals, adoptions, amendments, and updates in the Ordinary Course, (2) as may be required by applicable Law or (3) de minimis administrative amendments that do not have the effect of enhancing any benefits thereunder or otherwise resulting in increased costs to any Company or any of their Subsidiaries; (G) hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) an employee or other service provider (who is a natural person) who has (or would have) an annual base salary or wage rate (as applicable) in excess of $250,000; (H) terminate the employment of any employee or other service provider (who is a natural person) who has an annual base salary or wage rate (as applicable) in excess of $250,000, in each case, other than for cause or as a result of such person’s death or disability; or (I) enter into, adopt, commence participation in, amend or terminate any collective bargaining agreement or other labor agreement;
(xi)    (A) retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of any Company’s or its Subsidiaries’ Indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than Indebtedness incurred by any Company or Subsidiary that will be wholly owned by the Companies from the date of this Agreement through the Effective Time and owed to any Company or Subsidiary that will be wholly owned by the Companies from the date of this Agreement through the Effective Time), other than any such amounts under the Company Credit Agreements; (B) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person; or (C)

create any Encumbrances on any property or assets of any Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (B) and (C) shall not restrict (1) the incurrence of Indebtedness under existing credit facilities in the Ordinary Course, and in no event exceeding $20,000,000 of borrowings in the aggregate, (2) the incurrence of Indebtedness by any Company that is owed to any Subsidiary that will be wholly owned by the Companies from the date of this Agreement through the Effective Time or by any Subsidiary that will be wholly owned by the Companies from the date of this Agreement through the Effective Time that is owed to a Company or a Subsidiary that will be wholly owned by the Companies from the date of this Agreement through the Effective Time, (3) the incurrence of Indebtedness incurred or assumed in connection with any acquisition permitted by Section 7.1(b)(v), (4) additional Indebtedness in an amount not to exceed $1,000,000, (5) the incurrence of Indebtedness under the RBL as may be required in the event of an emergency to protect life, property or the environment; provided that such borrowings incurred do not result in an aggregate amount outstanding under the RBL in excess of $40,000,000, or (6) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (1), (2), (3), (4) or (5);
(xii)    (A) enter into any contract that would be a Company Contract if it were in effect on the date of this Agreement, (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (including the renewal of an existing Company Contract on substantially the same terms in the Ordinary Course) or (C) enter into any Hedging Transaction, other than in each case of the foregoing subclauses (A), (B) and (C) in the Ordinary Course;
(xiii)    cancel, modify or waive any debts or claims held by any Company or any of its Subsidiaries or waive any rights held by any Company or any of its Subsidiaries having in each case a value in excess of $1,000,000 individually or $2,000,000 in the aggregate;
(xiv)    waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes) other than the settlement of such proceedings involving only the payment of monetary damages by any Company or any of its Subsidiaries of any amount not exceeding $8,000,000 in the aggregate and that would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided, in each case, that any Company shall be permitted to settle any Transaction Litigation in accordance with Section 7.9;
(xv)    make or commit to make any capital expenditures in any fiscal quarter that are, in the aggregate, greater than 110% of 25% of the capital expenditures expressly provided for in the Business Plan for such fiscal year, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(xvi)    terminate any Company Permit or Right-of-Way, permit any Company Permit or Right-of-Way to lapse (other than in the Ordinary Course) or fail to apply on a timely basis for any renewal of any renewable Company Permit or Right-of-Way, except to the extent such termination, lapse or failure to apply for renewal would not reasonably be expected, individually or in the aggregate, to be material to the Companies and their Subsidiaries, taken as a whole; or
(xvii)    agree to take any action that is prohibited by this Section 7.1(b).
7.2    Conduct of Parent Business Pending the Mergers.
(a)    Except (i) as set forth on Section 7.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by the Companies in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the Ordinary Course, including by using commercially reasonable efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its material customers, suppliers, licensors, licensees, distributors, lessors and others having material business dealings with it.
(b)    Except (i) as set forth on Section 7.2(b) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) otherwise consented to by the Companies in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX Parent shall not, and shall not permit its Subsidiaries to:
(i)    (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any capital stock of, or other outstanding equity interests in, Parent or its Subsidiaries, except for (x) regular cash dividends (or corresponding dividend equivalents in respect of equity awards) payable by Parent in the Ordinary Course (and, for the avoidance of doubt, excluding any special dividends), with such increases as the Parent Board may determine from time to time, and (y) dividends and distributions by a direct or indirect wholly-owned Subsidiary of Parent to Parent or another direct or indirect wholly-owned Subsidiary of Parent; or (B) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any Subsidiary of Parent, except as (x) required by the terms of any capital stock or equity interest of a Subsidiary existing as of the date hereof, or as contemplated by any share repurchase program publicly disclosed prior to the date of this Agreement or (y) as contemplated by any Parent Plan existing as of the date hereof or any successor to such plan adopted or established in the Ordinary Course following the date of this Agreement;

(ii)    split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities, warrants, rights or options in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries other than (A) the issuance of Parent Common Stock upon the vesting or lapse of any restrictions on any awards granted under Parent Plans and outstanding on the date hereof or issued in compliance with clause (B) below; and (B) issuances of awards granted in the Ordinary Course under the Parent Plans or any successor to such plan adopted or established in the Ordinary Course following the date of this Agreement;
(iii)    amend or propose to amend Parent’s Organizational Documents (other than in immaterial respects) or adopt any material change in the Organizational Documents of any of Parent’s Subsidiaries that would prevent, delay or impair the ability of the Parties to consummate the Mergers or the ability of Parent to effect the Parent Stock Issuance;
(iv)    merge, consolidate, combine or amalgamate with any Person other than between wholly-owned Subsidiaries of Parent;
(v)    acquire or agree to acquire (including by merger or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) Permitted Acquisitions, or (2) acquisitions of inventory, equipment or other similar assets in the Ordinary Course;
(vi)    incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person, other than (x) as contemplated by this Agreement or (y) Indebtedness permitted under the existing credit agreements of Parent, as modified by the Commitment Letters; or
(vii)    agree to take any action that is prohibited by this Section 7.2(b).
7.3    Preparation of Proxy Statement.
(a)    The Parties understand and agree that the shares of Parent Common Stock to be issued and transferred as contemplated in this Agreement comprising the Aggregate Consideration to Members have not been registered under the securities Laws of the United States, including the Securities Act, or any other jurisdiction and will be issued and transferred pursuant to a “private placement” exempt from registration under the Securities Act by virtue of Regulation D promulgated thereunder. The shares of Parent Common Stock comprising the Aggregate Consideration will initially be characterized as “restricted securities” under the Securities Act and may only be transferred pursuant to a registration statement or an applicable exemption under the Securities Act. Any book entries recording the record ownership of shares of Parent Common Stock may bear customary legends indicating the applicability of restrictions on transferability of such Parent Common Stock pursuant to the Securities Act.

(b)    Parent (with the assistance and cooperation of the Companies as reasonably requested by Parent) shall prepare, and Parent shall file with the SEC, as promptly as practicable after the date of this Agreement (but, in any event, no later than the later of (i) 60 days following the date of this Agreement and (ii) five days after the date the Companies have provided to Parent such information regarding the Companies and their Affiliates as may be reasonably required by Parent under applicable Law to file the Proxy Statement in preliminary form), the Proxy Statement in preliminary form. Parent shall promptly notify the Companies of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to the Companies copies of all written correspondence between any Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. Parent shall use reasonable best efforts to cause the Proxy Statement and all other documents that it is responsible for filing with the SEC in connection with the Mergers or the Parent Stock Issuance to comply with the rules and regulations promulgated by the SEC. Subject to Section 7.3(d), Parent shall use its reasonable best efforts, with the assistance of the Companies, as applicable, to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC, and Parent shall cause the definitive Proxy Statement to be mailed as promptly as possible (but, in any event, not later than five Business Days) after the date the SEC staff advises that it has no further comments thereon or that Parent may commence mailing the Proxy Statement (but, in any event, not later than five Business Days after such date).
(c)    Each Member shall permit and hereby authorizes Parent to publish and disclose in all documents and schedules filed with the SEC, including the Proxy Statement, or other disclosure document filed with the SEC that Parent or the Companies reasonably determine to be necessary to comply with applicable Law, the Member’s identity and ownership of the Equity Interests and the nature of the Member’s commitments and obligations under this Agreement, the Stockholder Agreements and the Registration Rights Agreement.
(d)    Notwithstanding anything to the contrary in this Section 7.3, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Parent will (i) provide the Companies with a reasonable opportunity to review and comment on such document or response, and (ii) consider in good faith any such comments reasonably and promptly proposed by the Companies.
7.4    No Solicitation; Parent Stockholders Meeting; Approvals.
(a)    Except as otherwise provided in this Section 7.4, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, Parent will not, nor shall it authorize or permit any of its Subsidiaries to, and will use its reasonable best efforts to cause its and their respective Representatives not to, (a) initiate, solicit or knowingly encourage the making of any Acquisition Proposal or (b) other than informing third parties of the provisions contained in this Section 7.4, engage in negotiations or substantive discussions with, or furnish any material nonpublic information to, any third party that may relate to an Acquisition Proposal. Parent agrees that it and its Subsidiaries shall, and that they shall cause their respective

Representatives to, (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person (other than the Companies) conducted prior to the date of this Agreement with respect to any Acquisition Proposal and (ii) request each third party (if any) that has executed a confidentiality agreement that relates to an Acquisition Proposal (other than the Companies) during the six months prior to the date of this Agreement to return or destroy all confidential information regarding Parent or its Subsidiaries heretofore furnished to such third party by Parent or on its behalf.
(b)    Subject to Sections 7.4(c) through 7.4(g), prior to the Closing Date, neither the Parent Board nor any committee thereof shall, directly or indirectly, (i) withdraw, withhold, modify or qualify, or publicly propose to withdraw, withhold, modify or qualify, in a manner adverse to the Companies, the Parent Board Recommendation, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Acquisition Proposal, (iii) in the event of the commencement of a tender offer or exchange offer for any outstanding shares of Parent’s capital stock, fail to recommend against acceptance of such tender offer or exchange offer by the holders of Parent Common Stock (including, subject to Section 7.4(c), by taking no position or a neutral position with respect to any such offer) within ten Business Days of the commencement thereof, (iv) recommend that the Parent stockholders not approve the Parent Stock Issuance, (v) fail to publicly reaffirm the Parent Board Recommendation within five Business Days of the Companies’ written request to do so following the public announcement or disclosure of an Acquisition Proposal (or promptly after announcement or disclosure of an Acquisition Proposal if announced or disclosed on or after the fifth Business Day before the date of the Parent Stockholders Meeting) (any action described in clauses (i)-( v) above being referred to as an “Parent Change of Recommendation”), (vi) either fail to enforce, or grant any waiver or release under, any standstill or similar agreement with respect to any class of equity securities of Parent or any of its Subsidiaries unless the Parent Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Laws, (vii) approve any transaction under, or any Person becoming an “interested stockholder” under applicable Law or (viii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.
(c)    Nothing contained in this Agreement shall prevent Parent or the Parent Board from complying with its disclosure obligations under Rule 14d-9 and 14e-2 promulgated under the Exchange Act, or issuing a “stop, look and listen” statement pending disclosure of its position (none of which, in and of itself, shall be deemed to constitute a Parent Change of Recommendation).
(d)    Notwithstanding the limitations set forth in Section 7.4(a) and Section 7.4(b), until the earlier of the receipt of the Parent Stockholder Approval and any termination of this Agreement pursuant to Article IX, if after the date of this Agreement Parent receives a written bona fide Acquisition Proposal, that did not result from a breach of this Section 7.4, and that the Parent Board has determined in good faith, after consultation with its outside legal counsel and financial advisors (i) constitutes a Parent Superior Proposal or (ii) could reasonably be expected to result in a Parent Superior Proposal, then Parent, its Subsidiaries and its and their respective Representatives may, subject to Section 7.4(g), in response to such

Acquisition Proposal take the following actions, to the extent that the Parent Board has determined in good faith, after consultation with its outside legal counsel, that failure to take such actions would be inconsistent with the Parent Board’s fiduciary duties under applicable Law: (A) furnish nonpublic information to the third party making such Acquisition Proposal, if, and only if, prior to furnishing such information, Parent receives from the third party an executed confidentiality agreement containing a customary “standstill provision” if and to the extent such provision is determined by the Parent Board in good faith to be in the best interests of Parent’s stockholders and provisions no less restrictive to such third party with respect to the use or disclosure of nonpublic information than the Confidentiality Agreement and expressly allow Parent to comply with its obligations under this Section 7.4 and (B) engage in discussions or negotiations with the third party with respect to such Acquisition Proposal.
(e)    Notwithstanding anything in this Agreement to the contrary but subject to compliance with this Section 7.4, nothing contained in this Agreement shall prevent Parent or the Parent Board from, at any time prior to, but not after, the receipt of the Parent Stockholder Approval, in response to the receipt of a written Acquisition Proposal after the date of this Agreement that did not result from a breach of this Section 7.4, effecting a Parent Change of Recommendation, if and only if, prior to taking such action, (i) the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal constitutes a Parent Superior Proposal and (ii)(A) the Companies shall have received written notice (the “Parent Superior Proposal Notice”) of Parent’s or of the Parent Board, as applicable, intention to take such action at least four Business Days prior to the taking of such action by Parent or the Parent Board, as applicable, which notice shall include the information with respect to such Acquisition Proposal that is specified in Section 7.4(g) (to the extent not previously provided), (B) until 5:00 p.m., Los Angeles time, on the fourth Business Day immediately following the day on which Parent delivered the Parent Superior Proposal Notice (such period from the time the Parent Superior Proposal Notice is provided until 5:00 p.m. Los Angeles time on the fourth Business Day immediately following the day on which Parent delivered the Parent Superior Proposal Notice, the “Negotiation Period”), Parent, if requested by the Companies, shall have made its Representatives available to negotiate with the Companies regarding any revisions to the terms of the transactions proposed by the Companies in response to such Acquisition Proposal, and (C) at the end of the four Business Day period described in the foregoing clause (B) the Parent Board continues to believe, in good faith after consultation with its outside legal counsel and financial advisors, and after taking into account any modifications to the terms of the Mergers and the transactions contemplated hereby that are proposed in a written offer by the Companies after their receipt of the Parent Superior Proposal Notice, that such Acquisition Proposal continues to constitute a Parent Superior Proposal and that failure to take such action would be inconsistent with the Parent Board’s fiduciary duties under applicable Law. Any material amendment or modification to such Acquisition Proposal prior to a Parent Change of Recommendation shall require a new Parent Superior Proposal Notice and the Negotiation Period shall be extended by an additional two Business Days from the date of receipt of such new Parent Superior Proposal Notice.
(f)    If, at any time prior to obtaining the Parent Stockholder Approval, the Parent Board determines in good faith, in response to a Parent Intervening Event that has occurred after the date of this Agreement and is continuing and that did not result from a breach of this Agreement by Parent, after consultation with its outside legal counsel, that the failure to make a Parent Change of Recommendation in response to any such Parent Intervening Event would be inconsistent with the Parent Board’s fiduciary duties under applicable Law, the Parent Board may, prior to obtaining the Parent Stockholder Approval, make a Parent Change of Recommendation; provided that Parent will not be entitled to make, or agree or resolve to make, a Parent Change of Recommendation unless (i) Parent delivers to the Companies a written notice (a “Parent Intervening Event Notice”) advising the Companies that the Parent Board proposes to take such action and identifying the related Parent Intervening Event (it being acknowledged that such Parent Intervening Event Notice shall not itself constitute a breach of this Agreement), and (ii) at or after 5:00 p.m., Los Angeles time, on the fourth Business Day immediately following the day on which Parent delivered the Parent Intervening Event Notice (such period from the time the Parent Intervening Event Notice is provided until 5:00 p.m. Los Angeles time on the fourth Business Day immediately following the day on which Parent delivered the Parent Intervening Event Notice (it being understood that any material development with respect to a Parent Intervening Event shall require a new notice but with an additional two Business Day (instead of four Business Day) period from the date of such notice), the “Parent Intervening Event Notice Period”), the Parent Board reaffirms in good faith (after consultation with its outside legal counsel) that, after taking into account the adjustments to the terms and conditions of this Agreement committed to by the Companies in writing, the failure to make a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with its fiduciary duties under applicable Law. During the Parent Intervening Event Notice Period, the Companies shall have the right to propose adjustments to the terms and conditions of this Agreement so as to obviate the need for a Parent Change of Recommendation, which the Parent Board shall consider in good faith.
(g)    Parent shall promptly notify the Companies in writing of any request for information or any inquiries, proposals or offers relating to an Acquisition Proposal indicating, in connection with such notice, the name of such person making such request, inquiry, proposal or offer and the material terms and conditions of any proposals or offers and Parent shall provide to the Companies written notice of any such inquiry, proposal or offer within 48 hours of such event and copies of any such written proposals. Parent shall keep the Companies informed in writing within 48 hours of material developments with respect to the status and material terms of any Acquisition Proposal and whether any such proposal or offer has been withdrawn or rejected and Parent shall provide to the Companies written notice within 48 hours of any such withdrawal or rejection and copies of any written proposals or requests for information, within 48 hours of the occurrence of any such material development. Parent also agrees to provide any information to the Companies (not previously provided or made available to the Companies) that it is providing to another person pursuant to this Section 7.4 at substantially the same time it provides such information to such other person.
(h)    Parent will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Parent Stockholders Meeting as promptly as reasonably practicable after the execution of this Agreement to consider and vote upon the approval of the Parent Stock Issuance and any other matters required under applicable Law to be considered at the Parent Stockholders Meeting.

(i)    Parent shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the Parent Stock Issuance and take all actions necessary to secure the Parent Stockholder Approval (it being understood that the foregoing shall not require the Parent Board to make the Parent Board Recommendation if a Parent Change of Recommendation has been effected in accordance with Section 7.4(e)). Notwithstanding any other provision hereof, Parent may postpone or adjourn the Parent Stockholders Meeting (i) with the consent of each Company, (ii) for the absence of a quorum, (iii) if additional time is reasonably required to solicit proxies from the holders of Parent Common Stock in favor of the approval of the Parent Stock Issuance; provided that Parent may not postpone or adjourn the Parent Stockholders Meeting more than two times pursuant to this clause (iii) without the prior written consent of each Company (not to be unreasonably withheld, conditioned or delayed); provided, further, no adjournment pursuant to this sentence shall be required to be for a period exceeding 15 calendar days, or (iv) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Parent Board has determined in good faith (after consultation with its outside legal counsel) that the failure to so file or distribute such disclosure would reasonably be likely to be inconsistent with applicable Law and for such supplemental or amended disclosure to be disseminated to and reviewed by Parent’s stockholders prior to the Parent Stockholders Meeting. Notwithstanding the foregoing, Parent shall, at the request of the Companies, to the extent permitted by Law, adjourn the Parent Stockholders Meeting to a date specified by the Companies for the absence of a quorum or if Parent has not received proxies representing a sufficient number of shares for the Parent Stockholder Approval; provided that Parent shall not be required to adjourn the Parent Stockholders Meeting more than two times pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding 15 calendar days. The Parent Board shall recommend that Parent’s stockholders approve of the Parent Stock Issuance, and Parent shall include the Parent Board Recommendation in the Proxy Statement, unless a Parent Change of Recommendation has been effected in accordance with Section 7.4(e). The Parent Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Board Recommendation (a “Parent Change of Recommendation”) except as may be permitted by, and only in accordance with, Section 7.4(e). Unless this Agreement has been terminated in accordance with its terms, Parent’s obligation to call, give notice of, convene and hold the Parent Stockholders Meeting and solicit proxies from the stockholders of Parent to obtain the Parent Stockholder Approval shall not be limited or otherwise affected by any Acquisition Proposal, Parent Change of Recommendation or Parent Intervening Event.
(j)    Concurrently with the execution of this Agreement, Parent has approved this Agreement in its capacity as the sole member of each Merger Sub in accordance with applicable Law and the Organizational Documents of each Merger Sub and delivered to the Companies evidence of its vote or action by written consent so approving this Agreement.
(k)    Concurrently with the execution of this Agreement, the Members shall provide the Company Member Approvals, in accordance with applicable Law and the Organizational Documents of the Companies and deliver to Parent evidence of such Company Member Approvals. Each Member agrees not to modify, revoke or rescind the Company Member Approvals executed by such Member or any resolution contained therein, and further agrees not to adopt any resolutions modifying, rescinding or revoking the Company Member Approvals executed by the Member or any resolution contained therein or otherwise precluding approval of the Mergers or this Agreement unless and until this Agreement is terminated in accordance with its terms. Each Member agrees that it shall not bring, commence, institute, maintain, prosecute, or participate in any Proceeding, in law or in equity, in any court or before any Governmental Entity, that (i) challenges the validity of or seeks to enjoin the operation of any provision of the Company Member Approvals or this Agreement or the consummation of the Mergers and the Parent Stock Issuance or (ii) alleges that the execution and delivery of the Company Member Approvals or this Agreement by such Member breaches any fiduciary duty, whether any of the governing bodies, any Member, or any officer or manager of any Company.
7.5    Access to Information.
(a)    Subject to applicable Law and the other provisions of this Section 7.5, the Companies and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, at the sole cost and expense of the requesting Party, furnish the other with all reasonably requested information concerning itself, its Subsidiaries, directors, officers, members and stockholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Proxy Statement or any other statement, filing, notice or application required to be made by or on behalf of Parent, the Companies or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers and the Parent Stock Issuance. Subject to applicable Law, the Companies shall, and shall cause each of their Subsidiaries to, at the sole cost and expense of Parent, afford to Parent and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 9.1, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of the Companies and their Subsidiaries, and to their respective books and records for purposes reasonably related to the consummation of the transactions contemplated by this Agreement and in connection with any Tax matters of any Company or any of their Subsidiaries. Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Companies or their Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Companies and their Subsidiaries of their normal duties. Notwithstanding the foregoing:
(i)    No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing contract or agreement (provided, however, the Companies or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Companies and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and

(B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);
(ii)    No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;
(iii)    No Party shall have access to the properties of the other Party or any of its Subsidiaries for the purpose of conducting any subsurface or other invasive or intrusive sampling or testing of environmental media; and
(iv)    No investigation or information provided pursuant to this Section 7.5 shall affect or be deemed to modify any representation or warranty made by any Party and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 7.5 for any purpose unrelated to (1) the preparation of the Proxy Statement or any other statement, filing, notice or application required to be made by and behalf of Parent, the Companies or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers and the Parent Stock Issuance, (2) the transactions contemplated by this Agreement, as applicable or (3) Tax matters of any Company; provided, no such access or disclosure shall be permitted for a purpose related to an ongoing dispute with or involving any Company, any Member, Parent or any Merger Sub.
(b)    The Confidentiality Agreement dated as of August 9, 2023 between Parent and Green Gate Resources Holdings, LLC (as amended, the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article IX, each Party shall continue to provide access to the other Party and its Representatives to the data relating to the Mergers and the Parent Stock Issuance maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.
7.6    HSR, FERC and Other Approvals.
(a)    Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement and provided that at all times the provisions of Section 7.6(b) -(e) shall govern the matters set forth therein, including efforts required to obtain any approvals or clearances applicable to the consummation of the Mergers in accordance with the HSR Act (the “Antitrust Approval”), the Companies and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to obtain all consents, registrations, approvals, permits, and authorizations, in each case, necessary or advisable in order to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable and in any event prior to the End Date.
(b)    Antitrust and FERC Approval. Subject to the terms of this Section 7.6(b) and Section 7.6(d), the Companies and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to (x) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Mergers as required by the HSR Act promptly, and in any event within 10 Business Days, following the date of this Agreement and (y) file with FERC an application pursuant to Section 203 of the FPA seeking the FERC Approval, and in any event within 20 calendar days, following the date of this Agreement. Each of the Companies and Parent, as applicable, shall (and shall cause their respective Subsidiaries to):
(i)    cooperate and coordinate with the other in the making of the filings referenced in this Section 7.6(b);
(ii)    use its respective reasonable best efforts to supply the other with any information that may be required in order to make such filings;
(iii)    use its respective reasonable best efforts to supply any additional information that reasonably may be required or requested by FERC, the FTC or DOJ;
(iv)    use its respective reasonable best efforts to take all action necessary to (a) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act applicable to the Mergers, and (b) obtain the FERC Approval as soon as practicable, and in any event prior to the End Date;
(v)    use its respective commercially reasonable efforts to contest, defend and appeal any legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers; and
(vi)    prior to independently participating in any meeting, or engaging in any substantive conversation, with FERC, the FTC or DOJ in respect of any such filings or any investigations or other inquiries relating thereto, to the extent reasonably practicable, provide notice to the other Party of such meeting or conversation and, unless prohibited by FERC, the FTC or DOJ, the opportunity to attend or participate.
Parent and the Companies shall jointly control all communications, negotiations, timing decisions, and strategy relating to any approval or clearance applicable to the Mergers under the HSR Act, and the parties shall take all reasonable actions to support each other in connection therewith; provided, however, that in the event of a disagreement between the Parties with respect to the scope of any condition, obligation, requirement, limitation or remedy necessary to obtain approval under the HSR Act, the determination of Parent shall prevail subject to consultation with the Companies. Each of the Companies and Parent will permit the other Party and its Representatives to review in advance any written communication proposed to be made by such party to the FTC or DOJ regarding the Mergers and will consider in good faith the views of the other Party and promptly inform the other Party of any substantive communication from the

FTC or DOJ regarding the Mergers in connection with such filings. If any party or Affiliate thereof receives a request for additional information or documentary material from the FTC or DOJ with respect to the Mergers pursuant to the HSR Act, then such party will use reasonable best efforts to make (or cause to be made), as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request. Parent shall not (i) withdraw, or offer or commit to withdraw, its Notification and Report Form relating to this Agreement or (ii) commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or not consummate the transactions contemplated by the Agreement, in each case, without the prior written consent of each Company (not to be unreasonably withheld, conditioned or delayed). Each Party will bear its own filing fees and costs of preparing its own pre-merger notifications and related expenses incurred to make or obtain any approval, clearance or notice under the HSR Act.
(c)    Notwithstanding any other requirement in this Section 7.6, where a Party (a “Disclosing Party”) is required under this Section 7.6 to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information, the Disclosing Party may comply with such requirement by restricting the provision of such competitively sensitive only to antitrust counsel of the Receiving Party and providing to the Receiving Party, upon request of the Receiving Party, a redacted version of such information which does not contain any such competitively sensitive information.
(d)    Regulatory Remedies. Notwithstanding anything in this Agreement to the contrary, Parent will use its reasonable best efforts to take all actions necessary to avoid or eliminate each and every impediment under the Antitrust Laws so as to enable Closing to occur as promptly as practicable, including an obligation to: (i) make any commitment to or undertake or enter into agreements or agree to the entry of an order or decree with any Governmental Entity, (ii) commit to sell or dispose of, or hold separate or agree to sell or otherwise dispose of, assets, categories of assets or business of Parent, the Companies, the Surviving Companies or any other Subsidiary of Parent or the Companies, or the assets or business of any Party, (iii) commit to or accept any operational restriction or take or commit to take any action related to Parent, the Companies, the Surviving Companies or any other Subsidiary of Parent or the Companies or any other Party, (iv) commit to terminate, amend or replace any existing relationships and contractual rights and obligations of Parent, the Companies, the Surviving Companies or any other Subsidiary of Parent or the Companies or any other Party, (v) terminate any relevant venture or other arrangement of Parent, the Companies, the Surviving Companies or any other Subsidiary of Parent or the Companies or any other Party or (vi) effectuate any other change or restructuring of Parent, the Companies, the Surviving Companies or any other Subsidiary of Parent or the Companies or any Party; provided, that, notwithstanding anything to the contrary in this Agreement, (A) no Party will be required to take or agree or commit to take any action that is not conditioned upon the Closing and, and (B) that nothing in this Section 7.6 or otherwise in this Agreement shall require Parent and its respective Affiliates to offer, propose, negotiate, commit to, take or effect any action that would constitute a Burdensome Condition. For the purposes of this Agreement, “Burdensome Condition” means any term, condition, obligation, requirement, limitation, prohibition, remedy, sanction or other action imposed upon Parent, the Companies or any of their respective Subsidiaries that would reasonably be expected to result in, (a) with respect to Parent, the Companies or their respective Subsidiaries, (x) payments or expenditures (including reasonable counsel and advisor fees) or (y) concessions of anything of value (including loss of profits or benefits of the transactions contemplated by this Agreement as a result of any requirement restricting or regulating the conduct of business), that would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the business, operations, financial condition or results of operations of the Companies and their Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole (assuming for purposes of such analysis that any material and adverse effect is measured on a scale relative to the Companies and their Subsidiaries), or (b) the transfer, disposition, divestiture or sale of any businesses, assets or properties of Parent, the Companies or any of their respective Subsidiaries that would, individually or in the aggregate, reasonably be expected to result in a material and adverse effect on the business, operations, financial condition or results of operations of the Companies and their Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole (assuming for purposes of such analysis that any material and adverse effect is measured on a scale relative to the Companies and their Subsidiaries). The Companies shall not, and shall cause, their Subsidiaries not to, take any of the foregoing actions in clauses (i) through (vi) with respect to the Companies or any of their Subsidiaries unless consented to in writing by Parent, provided that the Companies shall, and shall cause each Subsidiary of the Companies to, undertake such actions if requested by Parent if the effectiveness of such action is conditioned upon the occurrence of the Closing.
(e)    Notwithstanding anything to the contrary in Section 7.1(b) or Section 7.2(b), as applicable, between the date of this Agreement and the Closing, neither Parent nor the Companies shall engage in, or permit any of its Subsidiaries to engage in, any merger or acquisition, including any business combinations, asset acquisitions or sales, consolidations, mergers, stock acquisitions or sales, joint ventures, or other strategic transactions, that would, individually or in the aggregate, reasonably be expected to prevent, delay or impair the consummation of the Mergers by the End Date.
7.7    Employee Matters.
(a)    For one year following the Effective Time, Parent shall cause each individual who is employed as of the Closing Date by any Company or a Subsidiary thereof (other than individuals covered by a collective bargaining agreement or similar agreement with a Union) (a “Continuing Employee”) and who remains employed by Parent or any of its Subsidiaries (including the Surviving Companies or any of their Subsidiaries) to be provided with (i) a base salary or wage rate no less favorable than the base salary or wage rate provided to such Continuing Employee immediately prior to the Effective Time, (ii) a target annual cash incentive opportunity that is no less favorable than the target annual cash incentive opportunity that is provided to such Continuing Employee immediately prior to the Effective Time; and (iii) employee benefits (excluding any equity or equity-based compensation, cash incentive based compensation, post-retirement benefits or defined benefit pension plan benefits) that are no less favorable in the aggregate than the employee benefits (excluding any equity or equity-based compensation, cash incentive based compensation, post-retirement benefits or defined benefit pension plan benefits) that are provided to similarly-situated employees of Parent and its Affiliates immediately prior to the Effective Time. Without limiting the foregoing, with respect to Continuing Employees whose terms and conditions of employment are subject to a collective bargaining agreement or other contract with a Union, the Parent shall, or shall cause the Surviving Companies and their Subsidiaries to, comply with the terms and conditions of each such applicable collective bargaining agreement or other contract with a Union, in each case, in a manner consistent with applicable Law.
(b)    From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Companies and their Subsidiaries, to take commercially reasonable efforts to credit the Continuing Employees for purposes of vesting, eligibility and benefit accrual under the Parent Plans (other than with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical, dental or life benefits or disability benefits or to the extent it would result in a duplication of benefits) in which the Continuing Employees participate, for such Continuing Employees’ service with the Companies and their Subsidiaries, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Plan immediately prior to the Closing Date, except to the extent it would result in the duplication of any benefits.
(c)    From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Companies and their Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any Continuing Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare maintained, sponsored or contributed to Parent or its Affiliates to the extent such Continuing Employee and his or her eligible dependents are covered under a Company Plan immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Company Plan and (ii) give each Continuing Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider.
(d)    Prior to the Effective Time, if requested by Parent in writing no less than five Business Days prior to the Closing Date, each Company and its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate each 401(k) plan maintained, sponsored or contributed to by any Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date, and the Companies shall provide Parent with evidence that such Company 401(k) Plans have been terminated. The form and substance of such termination documents shall be subject to the reasonable prior approval of Parent and be delivered to Parent no later than three Business Days following receipt of Parent’s request under the preceding sentence. To the extent the Company 401(k) Plans are terminated pursuant to Parent’s request, the Continuing Employees shall be eligible to participate in a 401(k) plan maintained by Parent or one of its Subsidiaries on the Closing Date, and such Continuing Employees shall be entitled to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code) and loans to such 401(k) plan maintained by Parent or its Subsidiaries.
(e)    (1) At least two calendar days prior to the Closing Date, each Company shall submit for approval by the Members, in accordance with Section 280G of the Code and the regulations thereunder (the “280G Member Vote”), any payments that could constitute a “parachute payment” pursuant to Section 280G of the Code (each, a “Parachute Payment”), (2) at least three calendar days prior to the Closing Date, each Company shall obtain, prior to the initiation of the 280G Member Vote, from each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) to whom a Parachute Payment is required or proposed to be made, a written agreement waiving such disqualified individual’s right to receive some or all of such Parachute Payment, to the extent necessary so that all remaining payments and benefits applicable to such disqualified individual shall not be deemed a Parachute Payment (the “Waived Benefits”) and such disqualified individual shall only receive such Waived Benefits only if approved pursuant to the 280G Member Vote, and (3) each Company shall have delivered to Parent true and complete copies of all disclosure and documents that comprise the Waived Benefits and materials subject to the 280G Member Vote in sufficient time to allow Parent to comment thereon but no less than five Business Days prior to the 280G Member Vote, and shall reflect all reasonable comments that are made timely by Parent thereon; provided that in no event shall any Company be deemed to be in breach of this Section 7.7(e) if any of the applicable “disqualified individuals” refused to waive any existing rights under any contract or if the Members fail to approve any Waived Benefits. In connection with the foregoing, Parent shall provide the Companies at least seven calendar days prior to the Closing Date with all information and documents that are reasonably necessary to allow the Companies to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or contract entered into or negotiated by Parent or its Affiliates, if any (the “Purchaser Payments”) (including information necessary to determine the estimated value of such arrangements for purposes of the 280G Member Vote and Waived Benefits and the terms and conditions thereof) together with all other payments and benefits, could reasonably be considered to be a Parachute Payment (and shall further provide any such updated information as is necessary prior to the Closing Date). Notwithstanding anything to the contrary in this Section 7.7(e) or otherwise in this Agreement, to the extent that Parent or its Affiliates has provided misinformation, or Parent’s or its Affiliates omission of information has resulted in misinformation, with respect to any Purchaser Payments, the Companies shall be deemed to be in compliance with the representations contained in Section 4.10(l) and 4.10(m) or the covenant contained herein.
(f)    Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Company Plan or any other employee benefit plan sponsored, maintained or contributed to by the Companies, Parent or any of their respective Subsidiaries. The provisions of this Section 7.7 are for the sole benefit of the Parties and nothing in this Agreement, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of any Company or any of their respective Affiliates), any third-party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 7.7) under or by reason of any provision of this Agreement. Nothing in this Agreement is intended to prevent Parent, the Surviving Companies or any of their Affiliates (i) from amending or terminating any of their respective employee benefit plans or, after the Effective Time, any Company Plan in accordance with their terms or (ii) after the Effective Time, from terminating the employment of any Continuing Employee.

7.8    Indemnification; Directors’ and Officers’ Insurance.
(a)    Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof and set forth on Section 7.8(a) of the Company Disclosure Letter or entered into in the Ordinary Course following the date hereof in accordance with this Agreement in a form reasonably acceptable to Parent, from the Subsequent Effective Time, the Subsequent Surviving Company and its Subsidiaries shall, and Parent shall cause the Subsequent Surviving Company and its Subsidiaries to, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Subsequent Effective Time, a director or officer of any Company or any of its Subsidiaries, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of any Company or any of its Subsidiaries or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the Subsequent Effective Time and whether asserted or claimed prior to, at or after the Subsequent Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Mergers, in each case to the fullest extent permitted under applicable Law (and the Subsequent Surviving Company and its Subsidiaries shall, and Parent shall cause the Subsequent Surviving Company and its Subsidiaries to, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law, subject to Section 7.8(c). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Subsequent Effective Time), (i) the Indemnified Persons may retain the Companies’ regularly engaged legal counsel or other counsel satisfactory to them, and the Subsequent Surviving Company and its Subsidiaries shall, and following the Subsequent Effective Time, Parent shall cause the Subsequent Surviving Company and its Subsidiaries to, pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received (subject to Section 7.8(c)), and (ii) the Subsequent Surviving Company and its Subsidiaries shall, and following the Subsequent Effective Time, Parent shall cause the Subsequent Surviving Company and its Subsidiaries to, use their best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 7.8, upon learning of any such Proceeding, shall notify the Subsequent Surviving Company (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 7.8 except to the extent such failure materially prejudices such Party’s position with respect to such claims).
(b)    From and after the Subsequent Effective Time, Parent, the Subsequent Surviving Company and its Subsidiaries shall not amend, repeal or otherwise modify any provision in the Organizational Documents of Subsequent Surviving Company or any of its Subsidiaries in any manner that would affect adversely the rights thereunder of any

Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. From the Subsequent Effective Time, Parent shall cause the Subsequent Surviving Company to fulfill and honor any indemnification, expense advancement or exculpation agreements between any Company or any of its Subsidiaries, on the one hand, and any of their directors or officers existing and in effect prior to the date of this Agreement and set forth on Section 7.8(a) of the Company Disclosure Letter or entered into in the Ordinary Course following the date hereof in accordance with this Agreement in a form reasonably acceptable to Parent.
(c)    The Subsequent Surviving Company and its Subsidiaries shall, and from the Subsequent Effective Time, Parent shall cause the Subsequent Surviving Company and its Subsidiaries to, indemnify, defend and hold harmless any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 7.8(a), relating to the enforcement of such Indemnified Person’s rights under this Section 7.8 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder; provided that the Person to whom costs expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final, non-appealable determination by a court of competent jurisdiction that such Person is not entitled to indemnification.
(d)    The Companies shall cause to be put in place and fully prepay immediately prior to the Effective Time “tail” insurance policies with a claims period of at least six years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Financial Statements Entities’ current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as the Financial Statements Entities’ existing policies with respect to matters, acts or omissions existing or occurring at or prior to, but not after, the Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 250% of the current aggregate annual premium paid by the Financial Statements Entities for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Companies shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
(e)    In the event that Parent or the Subsequent Surviving Company or any of its successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Subsequent Surviving Company, as the case may be, shall assume the applicable obligations set forth in this Section 7.8. Parent and the Subsequent Surviving Company shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Parent or the Subsequent Surviving Company unable to satisfy their obligations under this Section 7.8. The provisions of this Section 7.8 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 7.8, and such Person’s heirs and Representatives. The rights of the Indemnified Persons under this

Section 7.8 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the any Company or any of its Subsidiaries, or under any applicable contracts or Law. The Subsequent Surviving Company shall, and from the Subsequent Effective Time, Parent shall cause the Subsequent Surviving Company to, pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 7.8.
7.9    Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is brought or, to the knowledge of each Company, threatened in writing against any Company that questions the validity or legality of the Mergers or seeks damages or any injunction in connection therewith, including stockholder litigation, other than the matters governed by Section 7.6 (“Transaction Litigation”), such Company shall promptly notify Parent of such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. Such Company shall give Parent a reasonable opportunity to participate (at Parent’s cost) in the defense or settlement of any Transaction Litigation and shall consult regularly with Parent in good faith and give reasonable consideration to Parent’s advice with respect to such Transaction Litigation; provided that such Company shall not cease to defend, consent to the entry of any judgment, settle or offer to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).
7.10    Public Announcements. The initial public announcements or disclosures with respect to the execution of this Agreement shall be separate press releases of the Companies and Parent, each to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement, the Mergers or the Parent Stock Issuance, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Mergers and the investor presentation given to investors on the morning of announcement of the Mergers; provided, in each case, such Party uses reasonable best efforts to afford the other Parties an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon. No provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees; provided that prior to any Company or any of its Subsidiaries making any written (or prepared broad-based) communications to the employees of any Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Mergers and the Parent Stock Issuance or compensation or benefits that are payable or to be provided following the Effective Time, such Company or Subsidiary shall (i) provide Parent with a copy of the intended communication (or written summary of any prepared broad-based oral communication), and (ii) provide Parent a reasonable period of time to review and comment on the communication, and consider any timely comments in good faith. Parent shall not be required by any provision of this Agreement to consult with or obtain any approval from the Companies with respect to a public announcement or press release issued in connection with a Parent Change of Recommendation to the extent such Parent Change of Recommendation is permitted by this Agreement. Notwithstanding the foregoing, the Members may provide ordinary course communications regarding this Agreement and the transactions contemplated hereby to existing or prospective direct and indirect general and limited partners, equity holders, members, managers and investors of Affiliates of such Persons, in each case, who are subject to customary confidentiality restrictions.
7.11    Advice of Certain Matters; Control of Business. Subject to compliance with applicable Law, the Companies and Parent, as the case may be, shall confer on a regular basis with each other and shall promptly advise each other in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 7.6, the Companies and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement, the Mergers and the Parent Stock Issuance. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
7.12    Specified Efforts; Notification.
(a)    Except to the extent (and subject in all respects thereto) that the Parties’ obligations are specifically set forth elsewhere in this Article VII (including filings, notifications, required efforts, actions and other matters with respect to Antitrust Laws governed by Section 7.6), upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Mergers and the Parent Stock Issuance, including taking such necessary actions to mitigate or prevent from occurring any Disproportionate Effects by making commitments or taking such actions as would not constitute a Burdensome Condition.
(b)    Subject to applicable Law and as otherwise required by any Governmental Entity, the Companies and Parent each shall keep the other reasonably apprised of the status of matters relating to the consummation of the Mergers and the Parent Stock Issuance, including reasonably promptly furnishing the other with copies of notices or other communications received by Parent or the Companies, as applicable, or any of their respective Subsidiaries, from any third party or any Governmental Entity with respect to the Mergers and the Parent Stock Issuance (including those alleging that the approval or consent of such Person is or may be required in connection with the Mergers and the Parent Stock Issuance). The Companies shall give reasonably prompt notice to Parent, and Parent shall give reasonably prompt notice to the Companies, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Sections 8.2(a) or 8.3(a) not being met, or (ii) the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.
7.13    Tax Matters.
(a)    Notwithstanding anything to the contrary in this Agreement, all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated by this Agreement (other than any such Taxes incurred as a result of or in connection with the Restructuring, which Taxes shall be treated as Restructuring Taxes for all purposes of this Agreement) (“Transfer Taxes”) related to any Company and any of its Subsidiaries shall be borne 50 percent by Parent and 50 percent by the Members (pro rata in accordance with their Applicable Percentages). The Party responsible under applicable Law for filing any related Tax Returns and any required change of ownership and similar statements (i) shall, at its own expense, prepare and timely file such Tax Returns or statements, (ii) shall pay such Transfer Taxes shown as due and payable on such Tax Returns (subject to prompt reimbursement by the other Party to the extent applicable) and (iii) shall promptly provide a copy of such Tax Returns or statements to the other Party. Each Party shall, and shall cause their respective Affiliates to, use commercially reasonable efforts in minimizing the incidence of any Transfer Taxes and in the timely filing of any Tax Returns relating to such Transfer Taxes.
(b)    For purposes of calculating Pre-Lockbox Date Taxes under this Agreement, the aggregate amount of additional allowance of depreciation deduction under Section 168(k) of the Code (“Bonus Depreciation”) for Pre-Lockbox Date Tax Periods shall not exceed the amount of Bonus Depreciation shown on Exhibit G.
(i)    Each Company shall prepare (or cause to be prepared) all Tax Returns of any Company and any of its Subsidiaries for or that include any Pre-Lockbox Date Tax Period that are required to be filed on or prior to the Closing Date (the “Pre-Closing Tax Returns”), and any such Pre-Closing Tax Return of Green Gate Resources Holdings shall be prepared by Deloitte Tax LLP. The costs and expenses of preparing any such Tax Returns will be borne by such Company, including the costs and expenses of any Tax Return preparer retained by such Company. The Members shall deliver or cause to be delivered to Parent, any such Tax Return for its review and comment at least 60 days prior to the date on which such Tax Return is required to be filed (including extensions) (or, if a Tax Return is due within 60 days of the date hereof, otherwise as soon as reasonably practicable). The Members shall accept any reasonable comments submitted in writing by Parent within 20 days after receiving such draft Tax Return, and will deliver such revised Tax Return to Parent at least 10 days prior to the due date (including extensions) of such Tax Return. Each Company and its Subsidiaries will timely file (or cause to be filed) all Tax Returns prepared pursuant to this Section 7.13(b); provided, such Tax Returns shall not be filed without the written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). For purposes of this Section 7.13(b)(i), if the parties cannot reach agreement with respect to any dispute regarding any Pre-Closing Tax Returns, the dispute resolution procedures provided in Section 3.3(c) shall apply, mutatis mutandis.

(ii)    Parent shall prepare (or cause to be prepared) all Tax Returns of any Company and any of its Subsidiaries for or that include any Pre-Lockbox Date Tax Period that are not also Pre-Closing Tax Returns (“Post-Closing Tax Returns”), and any such Post-Closing Tax Return of Green Gate Resources Holdings shall be prepared by Deloitte Tax LLP. The costs and expenses of preparing any such Tax Returns will be borne by Parent, including the costs and expenses of any Tax Return preparer retained by the Parent. Parent shall deliver or cause to be delivered to the Members any such Tax Return for their review and comment at least 60 days prior to the date on which such Tax Return is required to be filed (including extensions) (or, if such Tax Return is required to be filed within 60 days from the date hereof, as soon as reasonably practicable). Parent shall accept any reasonable comments with respect to any Pre-Lockbox Date Taxes shown on such Tax Returns submitted in writing by the Members within 20 days after receiving such draft Tax Return, and will deliver such revised Tax Return to the Members at least 10 days prior to the due date (including extensions) of such Tax Return. Parent will timely file (or cause to be filed) all Tax Returns prepared pursuant to this Section 7.13(b)(ii); provided, such Tax Returns shall not be filed without the written consent of the Members (such consent shall be limited solely to any Pre-Lockbox Date Taxes shown on such Tax Returns and not to be unreasonably withheld, conditioned or delayed).
(iii)    Except as required by applicable Law, Parent shall prepare (or cause to be prepared) any Tax Returns of any Company and any of its Subsidiaries that include any amount of Restructuring Taxes (the “Restructuring Tax Returns”). The costs and expenses of preparing any such Tax Returns will be borne by Parent, including the costs and expenses of any Tax Return preparer retained by Parent. Parent shall deliver or cause to be delivered to the Members any such Tax Return for their review and comment at least 60 days prior to the date on which such Tax Return is required to be filed (including extensions) (or, if such Tax Return is required to be filed within 60 days of the Closing Date, as soon as reasonably practicable), provided that if such Restructuring Tax Return is required to be filed with respect to Parent on a consolidated, combined or unitary basis, only the portion of such Tax Return reflecting Restructuring Taxes shall be delivered. Parent shall accept any reasonable comments with respect to any Restructuring Taxes shown on such Tax Returns submitted in writing by the Members within 20 days after receiving such draft Tax Return, and will deliver such revised Tax Return (or portion thereof) to the Members at least 10 days prior to the due date (including extensions) of such Tax Return. Parent will timely file (or cause to be filed) all Tax Returns prepared pursuant to this Section 7.13(b)(iii); provided, such Tax Returns shall not be filed without the written consent of the Members (such consent shall be limited solely to any Restructuring Taxes shown on such Tax Returns and not to be unreasonably withheld, conditioned or delayed).
(iv)    For purposes of this Agreement, in the case of any taxable period beginning on or before and ending after December 31, 2023, Taxes attributable to the portion of such taxable period ending on and including December 31, 2023 shall: (1) in the case real property Taxes, personal property Taxes, intangible property taxes and similar ad valorem Taxes, be equal to the amount of such Taxes for the entire taxable period multiplied by a fraction, the numerator of which is the number of days during such taxable period that are in the Pre-Lockbox Date Tax Period and the denominator of which is the number of days in such taxable period and (2) in the case of any other Taxes, be computed as if such taxable period hypothetically for the Companies and their Subsidiaries ended as of the close of business on December 31, 2023.
(v)    Upon receipt of any written notice of any Member Taxes payable or otherwise shown on a Pre-Closing Tax Return or a Post-Closing Tax Return (A) for which Sellers have an indemnification obligation pursuant to Section 10.2 and (B) that have not been taken into account in the calculation of the Estimated Member Tax Amount or Closing Date Member Tax Amount under Section 3.3, each Member shall severally (and not jointly and severally), within ten days of receiving such notice, pay to Parent, by wire transfer of immediately available funds to an account designated in writing by Parent, the applicable amount reflected on such notice. Any amount paid pursuant to the immediately preceding sentence and any shares of Parent Common Stock issued pursuant to Section 7.13(h) shall be treated by the Parties as adjustments to the Aggregate Consideration paid hereunder for Tax purposes.
(vi)    As soon as practicable after the end the taxable year that includes the Closing Date, but in no event later than July 31st of the following year, Parent shall deliver, or cause to be delivered, to IKAV Co-Invest Member its Schedule K-1 with respect to IKAV Co-Invest (along with any corresponding or similar state, local or foreign income tax forms) for such taxable year and such other information as may be reasonably necessary for the preparation of its (or its direct or indirect owners’) federal, state, local and foreign income tax returns for such taxable year.
(vii)    Parent shall prepare all other Tax Returns in its sole discretion.
(c)    If any inquiry, claim, assessment, audit, or similar event with respect to Taxes shall be made by any Taxing Authority, which, if successful, would reasonably be expected to result in an indemnity payment to Parent pursuant to Section 10.2, Parent, the Company and its Subsidiaries, on the one hand, and the Members, on the other hand, shall promptly notify each other upon receipt by such Party of written notice of such inquiry, claim, assessment, audit or similar events (any such inquiry, claim, assessment, audit or similar event, a “Tax Contest”). Upon written notice to Parent, the Members shall control any and all such Tax Contests. The Members shall keep Parent reasonably informed of any material developments or communications relating to any such Tax Contest, and Parent shall be entitled to participate (with counsel of its choosing and at its own cost and expense) in such Tax Contest. If the Members decline to control any such Tax Contest, Parent shall control such Tax Contest and shall keep the Members reasonably informed of any material developments or communications relating to any such Tax Contest, and the Members shall be entitled to participate (with counsel of its choosing and at its own cost and expense) in such Tax Contest. Neither the Members nor, solely to the extent that Members have participated in such Tax Contest, Parent, shall settle or compromise any such Tax Contest without the written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed.
(d)    In the sole discretion of Parent, each Company that is treated as a partnership for U.S. federal tax purposes and each Partnership Subsidiary of such Company shall make an election under Section 754 for the taxable period including the Closing Date to the extent such election is not already in effect with respect to such Partnership Subsidiary.
(e)    In its sole discretion, Parent shall make, to the extent legally permissible, a “push-out election” under Section 6226 of the Code with respect to IKAV Co-Invest or any of its Partnership Subsidiaries in any taxable period including the Closing Date, and IKAV Co-Invest Member shall cooperate with each such election, including taking any action reasonably requested by Parent with respect thereto.
(f)    For the taxable year in which the Closing occurs, each Company shall cause each of its Partnership Subsidiaries to, (i) to the maximum extent permitted by applicable Law, treat all applicable taxable periods as ending on the Closing Date, and (ii) if any Partnership Subsidiary is required to file a Tax Return for any Straddle Period, allocate between the Pre-Closing Tax Period and the Post-Closing Tax Period of such Straddle Period all items of income, gain, loss, deduction and credit of such Partnership Subsidiary, as applicable, attributable to the Equity Interests using the interim closing of the books method set forth in Section 706(d) of the Code and the Treasury Regulations promulgated thereunder, provided that to the extent permitted under applicable Law at a more-likely-than-not or greater level of comfort, all Transaction Tax Deductions shall be allocated to the Pre-Closing Tax Period.
(g)    Following the Closing, the Members and Parent shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this Section 7.13. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Taxing Authorities; provided, Parent shall not be required under this Section 7.13(g) to provide any Tax Returns required to be filed with respect to Parent on a consolidated, combined or unitary basis.
(h)    The Members of each Company shall be entitled to any refund or credit of Taxes of such Company attributable to Member Taxes or Taxes for which such Members provided an indemnity payment to Parent pursuant to Section 10.2, which refund or credit is actually recognized by Parent or its Affiliates (including such Company) in cash (or as an offset to tax payments) after the Closing, net of any costs (including Taxes) to Parent and its Affiliates attributable to the obtaining and receipt of such refund or credit. Parent shall, within ten days following the receipt or recognition of such refund or credit, issue to such Members a number of shares of Parent Common Stock determined in accordance with the computation methodology under Section 3.3(e) as if the amount of such refund or credit were a positive Pre-Lockbox Date Tax Adjustment Amount. To the extent reasonably requested by any Member, Parent will reasonably cooperate with such Member in obtaining such refund or credit, provided that Parent shall not be obligated to file any amended Tax Returns or refund claims to the extent such amended Tax Return or refund claim could, determined in Parent’s reasonable discretion (exercised in good faith), increase the amount of Taxes or other costs for which Parent could be liable without indemnification therefor. To the extent such refund or credit is subsequently disallowed or required to be returned to the applicable Taxing Authority, such Member agrees promptly to repay the amount of such refund or credit, together with any interest, penalties or other additional amounts imposed by such Taxing Authority, to Parent. For the avoidance of doubt, to the extent a refund is attributable to an amount of Bonus Depreciation being claimed in a Pre-Lockbox Date Tax Period in excess of the amount set forth in Exhibit G, no Member shall be entitled to such refund.
(i)    Without the Members’ prior written consent, not to be unreasonably withheld, conditioned or delayed, Parent shall not, and shall not cause or permit any of its Affiliates (including the Companies and their Subsidiaries) to take any of the following actions (i) file, re-file or amend any Pre-Closing Tax Return, Post-Closing Tax Return or Restructuring Tax Return, (ii) make or change any Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Return, Post-Closing Tax Return or Restructuring Tax Return, or (iii) make any voluntary disclosures to, or initiate discussions or examinations with, Taxing Authorities regarding Taxes with respect to any Pre-Closing Tax Return, Post-Closing Tax Return or Restructuring Tax Return, in each case, to the extent such action would reasonably be expected to result in an indemnity payment to Parent pursuant to Section 10.2.
(j)    To the extent that any amount is required to be deducted and withheld for Taxes with respect to the Restructuring under applicable Law, (i) for the avoidance of doubt, such amount of deduction and withholding shall be treated as a Restructuring Tax for all purposes of this Agreement, (ii) unless such Taxes are taken into account in the calculation of the Estimated Member Tax Amount or Closing Date Member Tax Amount under Section 3.3, the applicable Members shall timely pay such amount (or cause such amount to be paid) to the appropriate Taxing Authority in accordance with applicable Law or use commercially reasonable efforts to cooperate with Parent in the timely payment of such withholding Taxes and filing of any Tax Returns relating to such withholding Taxes, (iii) if any such withholding Taxes are paid by any Member, such Member shall promptly provide (or cause to be provided) to Parent evidence of such payment reasonably satisfactory to Parent, and (iv) to the extent any Member claims benefits under an applicable Tax treaty with respect to such deduction and withholding, the Company which such Member owns shall collect from the Member the applicable IRS Form W-8BEN-E of the Member reflecting such claim of Tax treaty benefits and shall hold such Form on the Closing Date and deliver such form to Parent.
(k)    For U.S. federal and applicable state and local income Tax purposes,
(i)    The Parties acknowledge and agree that (A) the IKAV Merger and the applicable Subsequent Merger shall be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (B) each of Parent, IKAV Merger Sub, Subsequent Merger Sub, IKAV Member, and IKAV Blocker is a party to such reorganization within the meaning of Section 368(b) of the Code, (C) this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and Treasury Regulations Section 1.368-3(a), and (D) IKAV Member shall be treated as transferring a “United States real property interest” on which gain is realized solely for a “United States real property interest” which, immediately following the exchange, would be subject to United States taxation upon its disposition (within the meaning of Treasury Regulations Section 1.897-6T(a)(1), (clauses (A), (B), (C) and (D), collectively, the “IKAV Intended Tax Treatment”). Each of IKAV Member and Parent shall use its reasonable best efforts to deliver to the other Party, a tax representation letter, dated as of the Closing Date, substantially in the form of Exhibit H attached hereto.
(ii)    The Parties acknowledge and agree that (A) the CPP Merger and the applicable Subsequent Merger shall be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (B) each of Parent, CPP Merger Sub, Subsequent Merger Sub, CPP Member, and CPP Blocker is a party to such reorganization within the meaning of Section 368(b) of the Code and (C) this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and Treasury Regulations Section 1.368-3(a) (clauses (A), (B) and (C), collectively, the “CPP Intended Tax Treatment”). Each of CPP Member and Parent shall use its reasonable best efforts to deliver to the other Party, a tax representation letter, dated as of the Closing Date, substantially in the form of Exhibit H attached hereto.
(iii)    The Parties acknowledge and agree that (A) the IKAV Co-Invest Blocker 1 Merger and the applicable Subsequent Merger shall be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (B) each of Parent, COI Merger Sub 2, the Subsequent Merger Sub, IKAV Co-Invest 1 Member, and IKAV Co-Invest Blocker 1 is a party to such reorganization within the meaning of Section 368(b) of the Code and (C) this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and Treasury Regulations Section 1.368-3(a) (clauses (A), (B) and (C), collectively, the “IKAV Co-Invest 1 Intended Tax Treatment”).
(iv)    The Parties acknowledge and agree that (A) the IKAV Co-Invest Blocker 2 Merger and the applicable Subsequent Merger shall be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (B) each of Parent, COI Merger Sub 3, the Subsequent Merger Sub, IKAV Co-Invest 2 Member, and IKAV Co-Invest Blocker 2 is a party to such reorganization within the meaning of Section 368(b) of the Code and (C) this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and Treasury Regulations Section 1.368-3(a) (clauses (A), (B) and (C), collectively, the “IKAV Co-Invest 2 Intended Tax Treatment”, and together with the IKAV Intended Tax Treatment, the CPP Intended Tax Treatment and the IKAV Co-Invest 1 Intended Tax Treatment, the “Intended Tax Treatment”).
(v)    The Parties shall use their respective reasonable best efforts to cause the Mergers to qualify for the Intended Tax Treatment and shall not take any action, cause any action to be taken, or fail to take any action that is reasonably likely to prevent, impair or impede the Intended Tax Treatment. Each Party shall promptly notify the other Parties in writing if, before the Closing Date, such Party knows or has reason to believe that the Mergers may not qualify for the Intended Tax Treatment. The Parties shall file all Tax Returns consistently with the Intended Tax Treatment, unless otherwise required pursuant to any change in applicable Law after the Closing or a “determination” within the meaning of Section 1313(a) of the Code.
7.14    Financing.
(a)    Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing as promptly as practicable following the date of this Agreement and to consummate the Financing on the Closing Date on the terms and conditions described in or contemplated by the Commitment Letter (including any “flex” provisions) to the extent required, when taken together with cash or cash equivalents held by Parent and the Companies on the Closing Date and the other sources of funds available to Parent on the Closing Date, to pay the Required Amounts, including using reasonable best efforts to (i) maintain in effect the Commitment Letter and not cancelling any commitments under the Commitment Letter to the extent required, when taken together with cash or cash equivalents held by Parent and the Companies on the Closing Date and the other sources of funds available to Parent on the Closing Date, to pay the Required Amounts, (ii) satisfy or obtain waiver of, on or prior to the Closing Date, all Financing Conditions that are within the control of Parent or any of its controlled Affiliates, (iii) negotiate, execute and deliver Financing Documents that reflect the terms contained in the Commitment Letter (including any “market flex” provisions related thereto) or on such other terms acceptable to Parent and its Financing Sources, (iv) in the event that all Financing Conditions have been satisfied or waived, cause the applicable Financing Sources providing the Financing contemplated by the Commitment Letter to fund on the Closing Date the portion of the Financing contemplated by the Commitment Letter required to pay the Required Amounts. Parent shall give the Companies prompt notice of any material breach or repudiation by any party to any Commitment Letter of which Parent or its Affiliates become aware. In the event a Financing Failure Event occurs (A) Parent shall promptly notify the Companies in writing and (B) Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such portion from alternative Financing Sources (the “Alternative Financing”) in an amount, when taken together with cash or cash equivalents held by Parent and the Companies on the Closing Date and the other sources of funds available to Parent on the Closing Date, no less than the Required Amount (which shall not contain new or additional conditions to the consummation of such Alternative Financing) and which would not reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement. Parent shall keep the Companies informed on a reasonably current basis of the status of its efforts to arrange the Financing. Parent shall not (without the prior written consent of each Company, such consent not to be unreasonably withheld, delayed or conditioned) consent or agree to any amendment, replacement, supplement or modification to, or any waiver of any provision under, the Commitment Letter or the definitive agreements relating to the Financing (including, for the avoidance of doubt, any Alternative Financing) if such amendment, replacement, supplement, modification or waiver (1) decreases the aggregate amount of the Financing to an amount that would be less than an amount that would be required, when taken together with cash or cash equivalents held by Parent and the Companies on the Closing Date and the other sources of funds available to Parent on the Closing Date, to pay the Required Amount, (2) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing, or (3) would reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement; provided, however, that, for the avoidance of doubt, Parent may amend, replace, supplement and/or modify the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Commitment Letter as of the date of this Agreement or increase the amount of commitments under the Commitment Letter. Upon any amendment, supplement or modification of the Commitment Letter, Parent shall provide a copy thereof to the Companies (with only fee amounts and other economic terms, and the rates and amounts included in the “flex” provisions, redacted, none of which redacted provisions would adversely affect the conditionality, enforceability, termination or amount of the Financing contemplated by the Commitment Letter as so amended, supplemented or modified) and, to the extent such amendment, supplement or modification has been made in compliance with this Section 7.14, the term “Commitment Letter” shall mean the Commitment Letter as so amended, replaced, supplemented or modified. Notwithstanding the foregoing, compliance by Parent with this Section 7.14 shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available and Parent acknowledges that this Agreement and the transactions contemplated hereby are not contingent on Parent’s ability to obtain the Financing or any specific term with respect to such Financing. To the extent Parent obtains Alternative Financing pursuant to this Section 7.14, or amends, replaces, supplements, modifies or waives any of the Financing pursuant to this Section 7.14, references to “Financing” shall include the financing contemplated by any Alternative Financing and references to “Commitment Letter”, “Debt Fee Letter”, “Financing Documents”, “Financing Sources”, or “Financing” shall include the documents (or commitments or financing sources, as applicable) in connection with any Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, modified or waived, and such Alternative Financing shall be required to comply with the provisions of this Agreement to the same extent as the Financing.
(b)    From the date of this Agreement until the earlier of the Closing Date or the valid termination of this Agreement in accordance with its terms, the Companies shall, and shall cause their Subsidiaries to, and shall use their reasonable best efforts to cause their respective Representatives to, use reasonable best efforts to provide to Parent such cooperation as is reasonably requested by Parent in connection with arranging, underwriting, obtaining, syndicating and consummating the Financing (or Alternative Financing obtained in accordance with Section 7.14). Such assistance shall include the following, each of which shall be at Parent’s request with reasonable prior notice and at Parent’s sole cost and expense: (i) promptly furnishing Parent and the Financing Parties with (A) such financial statements, financial data, audit reports and other pertinent information regarding the Companies and their Subsidiaries of the type required by the Commitment Letter to satisfy a Financing Condition, such financial statements to include (1) audited combined balance sheets and related statements of operations, comprehensive income (loss), equity and cash flows and related notes thereto of the Financial Statement Entities (or, at the Companies’ option, such other presentation as may be required to be included in the Proxy Statement) for the two fiscal years most recently ended at least 60 days prior to the Closing Date and (2) unaudited combined balance sheets and related statements of income (loss), equity and cash flows and related notes thereto of the Financial Statement Entities (or, at the Companies’ option, such other presentation as may be required to be included in the Proxy Statement) for each subsequent fiscal quarter ended at least 40 days prior to the Closing Date (other than the fourth fiscal quarter of any fiscal year), in each case, with respect to this clause (2), with comparative financing information for the equivalent period of the prior year, (B) information regarding the Companies and their Subsidiaries customarily included in information memoranda and other syndication materials for reserve based revolving credit facilities and term loan facilities, (C) solely with respect to financial information and data derived from each Company’s and its Subsidiaries’ historical books and records, such other historical financial and other data regarding the Companies and their Subsidiaries required by Parent to permit Parent to prepare customary pro forma financial statements (provided that the Companies shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments thereto) and (D) such information reasonably required relating to the Companies’ and their Subsidiaries’ oil and gas reserves that meet the requirements for customary offering documents for private placements of non-convertible high-yield bonds pursuant to Rule 144A under the Securities Act in a “Rule 144A-for-life” offering and reserve based credit facility lenders, including with respect to the underlying property interests held by the Companies and their Subsidiaries (and including, for the avoidance of doubt, reserve reports evaluating the proved reserves and proved developed reserves of the Companies and their Subsidiaries to the extent provided to lenders under either or both of the Company Credit Agreements) (collectively, the “Required Information”); provided that, without limiting the foregoing, the Companies shall not be obligated to provide (or be deemed to require the Companies or their Subsidiaries to prepare) any information that constitutes Debt Financing Excluded Information, (ii) making senior management of the Financial Statements Entities available at reasonable times and locations and upon reasonable prior notice, to participate in a reasonable number of meetings (including one-on-one meetings or conference calls with Financing Sources and potential financing parties), drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions and other syndication activities, in each case which shall be telephonic or held by videoconference (unless otherwise reasonably agreed) and at reasonable times and with reasonable advance notice, (iii) assisting with the preparation and negotiation of the Financing Documents, (iv) providing reasonable and customary assistance to Parent and its Financing Sources in the preparation of (A) customary offering documents, offering memoranda, syndication documents and other customary syndication and marketing documents and (B) materials for rating agency presentations, (v) cooperating with the marketing efforts of Parent and the Financing Sources, including, to the extent applicable, obtaining representation and authorization letters and arranging for customary auditor and reserve engineer consents for use of the Required Information and other financial data in the marketing and offering documentation, (vi) using reasonable best efforts to facilitate customary cooperation and assistance of the Companies’ and their Subsidiaries’ independent auditors, reserve engineers and internal and external counsel of the Companies and their Subsidiaries including in connection with “comfort” letters and opinions of counsel to be delivered in connection with the Financing, including by (A) using reasonable best efforts to cause the Companies’ and their Subsidiaries’ independent auditors and reserve engineers to provide customary “comfort” letters (including “negative assurance” comfort, if appropriate) in connection with any capital markets transaction comprising a part of the Financing to the applicable Financing Parties and to participate in a reasonable number of due diligence sessions and (B) providing customary back-up certificates with respect to oil and gas reserves and financial data for which auditor and reserve engineer “comfort” is not provided, provided that no Sponsor, or individual on behalf of a Sponsor, will be required to deliver such back-up certificate, (vii) using reasonable best efforts to cooperate with internal and external counsel of Parent or any Financing Sources by providing factual information necessary for any customary legal opinion and any accompanying customary back-up certificate that such counsel of Parent or Financing Source may require in order to deliver such legal opinion in connection with the Financing, including using reasonable best efforts to provide all requisite information concerning the Companies’ and their Subsidiaries’ oil and gas reserves and collateral matters for reserve based revolving credit facilities and other secured financing, (viii) executing and delivering any Financing Documents, provided that no such Financing Document shall be effective prior to the Closing Date, (ix) providing the Financing Deliverables (as and when required in the definition thereof) and other customary documents as may be reasonably requested by Parent or the Financing Sources, and otherwise assisting in facilitating the creation and perfection of the security interests in the collateral contemplated by the Financing, provided that no such document or certificate or the creation or perfection of any security interest in any of the equity of or assets owned by the Companies and their Subsidiaries shall be effective prior to the Closing Date and (x) taking such corporate and other actions as are reasonably requested by Parent to facilitate the satisfaction on a timely basis of the Financing Conditions set forth in the Commitment Letter that are within its control.
Notwithstanding the foregoing, nothing in this Section 7.14(b) shall require any such action to the extent it (1) would unreasonably or materially interfere with the business or operations of any Company or any of its Subsidiaries or require any Company or any of its Subsidiaries to agree to pay any fees, reimburse any expenses or incur any liability or obligation (including any indemnification obligation) in any case prior to the Closing Date, other than fees, expenses, liabilities and obligations that are subject to reimbursement or indemnification pursuant to Section 7.14(f) below, (2) would require any Company or any of its Subsidiaries or their Representatives or Affiliates or Financing Sources to execute, deliver or enter into, or perform any Financing Document, prior to the Closing (other than customary authorization letters, customary representation letters and customary auditors’ and reserve engineers’ “comfort” and/or negative assurance letters), (3) could subject any director, manager, officer or employee of any Company or any of its Subsidiaries to any actual or potential personal liability other than liabilities that are subject to indemnification pursuant to Section 7.14(f) below, (4) would reasonably be likely to cause any representation or warranty in this Agreement to be breached, cause any condition to the Closing to fail to be satisfied or otherwise cause any breach of this Agreement or (5) would require the delivery of any legal opinions, (x) none of the board of directors (or other similar governing body) of each Company shall be required to adopt resolutions approving the Financing Documents, in each case, the effectiveness of which is not contingent on the occurrence of the Closing and (y) no Company nor any of its Subsidiaries shall be required to provide any information to the extent it (1) would violate applicable material Law or the provisions of any material contract to which such Company or its Subsidiaries is a party or any Organizational Document applicable to such Company or its Subsidiaries, (2) could result in the loss of any attorney-client or other legal privilege as determined by such Company in good faith (in consultation with its counsel); or (3) would violate any applicable confidentiality obligation of such Company or its Subsidiaries in effect as of the date of this Agreement, in the case of each of clauses (1) through (3), so long as such Company provides Parent written notice of any information so withheld and reasonably cooperates with Parent in seeking to allow disclosure of such information in a manner that is not reasonably likely to cause such violation of material Law or material contract, result in the loss of such attorney-client or other legal privilege or violate any such confidentiality obligation.
(c)    From the date hereof through the Effective Time, at Parent’s prior written request, each Company shall use its reasonable best efforts to cooperate with, and provide all reasonable assistance to, Parent in connection with such actions as are necessary or desirable (as determined by Parent in consultation with the Company) to take to retire, repay, defease, repurchase, redeem, satisfy and discharge, cancel or otherwise terminate effective at or immediately after the Effective Time, some or all amounts outstanding under the Company Credit Agreements, and, in each case, any replacement indebtedness with respect to such facilities, which cooperation and assistance shall include (A) the repayment or prepayment of any amounts outstanding under the Company Credit Agreements on or after the Closing Date, including, in each case, by preparing and submitting, prior to the Closing Date, customary notices in respect of any such repayment or prepayment; provided that the repayment or prepayment shall be contingent upon the occurrence of the Effective Time unless otherwise agreed in writing by each Company, and (B) obtaining from the applicable lenders and/or agents customary payoff letters, Encumbrances and guarantee releases or instruments of termination or discharge in respect of the existing indebtedness of each Company and its Subsidiaries, including in respect of indebtedness under the Company Credit Agreements.
(d)    Each Company shall timely make all notices, and timely take all such other actions, required to be made by it pursuant to the Company Credit Agreements in connection with this Agreement or any of the transactions contemplated hereby.
(e)    All documentation prepared by the Companies, the Companies’ Subsidiaries or the Representatives of any of the foregoing in connection with this Section 7.14 shall be subject to the prior review, comment and approval of Parent.
(f)    Parent (i) will promptly, following the valid termination of this Agreement and upon request by the Companies, reimburse the Companies and their Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including (A) reasonable and documented outside attorneys’ fees and (B) reasonable and documented fees and expenses of the Companies’ accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Companies and their Subsidiaries in connection with any cooperation of the Companies and their respective affiliates requested by Parent under this Section 7.14 (provided that such reimbursement shall not include general auditor and legal expenses that the Companies would have incurred regardless of whether cooperation was requested pursuant to this Section 7.14), (ii) acknowledges and agrees that, except for obligations from and after the Closing that arise under the definitive agreements governing the Financing or closing certificates relating to the Financing, the Companies, their respective Subsidiaries and their respective Representatives shall not have any responsibility for, or incur any liability to, any Person under any arrangement with respect to the Financing that Parent may request in connection with the transactions contemplated by this Agreement and (iii) will indemnify and hold harmless the Companies and their Subsidiaries and their respective affiliates from and against any and all losses actually suffered or incurred by any of them of any type in connection with the arrangement of any Financing and any information provided or used in connection therewith (other than information provided by any Company and its Subsidiaries for inclusion in connection with the Financing or to the extent arising from the willful misconduct, gross negligence or fraud of any Company or any of its Subsidiaries or any of their affiliates or Representatives).
(g)    Each Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage any Company or any of its Subsidiaries or any Company’s or any of its Subsidiaries’ reputation or goodwill.
(h)    Notwithstanding anything to the contrary herein, (i) it is understood and agreed that the condition precedent set forth in Section 8.2, as applied to the Company’s obligations under this Section 7.14, shall be deemed to be satisfied unless the Financing has not been obtained as a direct result of the Company’s Willful and Material Breach of its obligations under this Section 7.14 and (ii) Parent and each Merger Sub each acknowledges and agrees that obtaining the Financing is not a condition to any of their obligations under this Agreement.
7.15    Termination of Company Related Party Agreements. The Companies, the Members and their respective Affiliates shall take all actions necessary to (i) terminate all Company Related Party Agreements, with such termination to be effective as of the Closing and (ii) cause all liabilities of any Company and any of its Subsidiaries under any and all Company Related Party Agreements to be extinguished immediately prior to the Closing, without any payment by or liability of any Company or any of its Subsidiaries therefor following the Closing.
7.16    Stock Exchange Listing. Parent shall take all actions reasonably necessary to cause the Parent Common Stock to be issued in the Mergers to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance.
7.17    Takeover Law. None of the Parties shall take any action that would cause the Mergers and the Parent Stock Issuance to be subject to requirements imposed by any Takeover Law, and each of the Parties shall take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Mergers and the Parent Stock Issuance from the Takeover Law of any state that purport to apply to this Agreement, the Mergers or the Parent Stock Issuance.
7.18    No Transfer.
(a)    Other than pursuant to the Restructuring, until the earlier of the Effective Time and the termination of this Agreement, no Member shall directly or indirectly: (a) sell, convey, transfer, pledge or otherwise encumber or dispose of any Equity Interest or any capital stock or equity interest of any of the Companies’ Subsidiaries; (b) deposit any Equity Interest or any capital stock or equity interest of any of the Companies’ Subsidiaries into a voting trust or enter into a voting agreement or any other arrangement with respect to any such shares or purport to grant any proxy with respect thereto; (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any Equity Interest or any capital stock or equity interest of any of the Companies’ Subsidiaries; (d) otherwise permit any Encumbrance to be created on any Equity Interest or any capital stock or equity interest of any of the Companies’ Subsidiaries or (e) commit or agree to take any of the foregoing actions (any foregoing actions, a “Transfer”).
(b)    Each Company hereby acknowledges the foregoing restrictions on the Transfer of Equity Interests and capital stock or equity interests of any of the Companies’ Subsidiaries. Each Company agrees not to, and to cause its Subsidiaries not to, register any Transfer in violation of this Section 7.18.
7.19    Wrong Pockets. If, following the Closing, (a) Parent, the Subsequent Surviving Company or any of its Subsidiaries becomes aware that any asset or property held by such Person is primarily related to or necessary for the ownership, use, occupancy or operation of the assets to the Members or their Affiliates (the “Member Group”) pursuant to the Restructuring described on Exhibit D and are not used in any material way in connection with the ownership or operation of the assets and businesses of the Subsequent Surviving Company and its Subsidiaries following the Closing, or (ii) any member of the Member Group becomes aware that any asset or property held by such Person is not primarily related to or necessary for the ownership, use, occupancy or operation of the assets and properties that are distributed to the Member Group pursuant to the Restructuring (such assets and properties in the foregoing clauses (a) and (b), a “Wrong Pocket Asset”), then such member of the Member Group, Parent, the Subsequent Surviving Company or its Subsidiaries, as applicable, that holds such Wrong Pocket Asset shall promptly notify the Member Group, Parent, the Subsequent Surviving Company or its Subsidiaries, as applicable, and shall cooperate as soon as reasonably practicable to ensure that such Wrong Pocket Asset is transferred to such member of the Member Group, Parent, the Subsequent Surviving Company or its Subsidiaries, as applicable, without payment of any further consideration to or from the Person to whom the Wrong Pocket Asset is being transferred.
7.20    R&W Insurance Policy. Parent has conditionally bound a R&W Insurance Policy in the form set forth on Exhibit E. With respect to such R&W Insurance Policy:
(a)    The R&W Insurance Policy contains a waiver by the insurer of insurer’s rights to bring any claim against the Members and any of their Affiliates, and their respective directors, officers and employees, by way of subrogation, claim for contribution, or otherwise, except in the case of fraud, and such Persons are third-party beneficiaries of such waiver; and
(b)    Parent shall not waive or amend, and shall not permit any other Person to waive or amend, the R&W Insurance Policy in a manner inconsistent with Section 7.20(a) without the Members’ prior written consent, which consent, if such waiver or amendment is prejudicial to the Members, the Members may grant or withhold in their sole discretion.
For the avoidance of doubt, Parent acknowledges and agrees that the R&W Insurance Policy is not a condition to the Closing.

7.21    Restructuring. Prior to the Closing, the Companies and their Subsidiaries shall cause the transactions set forth on Exhibit C, in respect of restructuring for tax purposes, and Exhibit D, in respect of the restructuring for distribution of certain real property interests and related assets of the Companies and their Subsidiaries (collectively, the “Restructuring”), to be consummated at the sole cost, liability and expense of the Members as set forth on Exhibit C and Exhibit D, as applicable. Prior to consummation of the Restructuring, the Companies shall provide drafts of the material Restructuring documents to Parent. The Companies shall consider in good faith any reasonable comments provided by Parent in writing to the Members not less than three Business Days prior to consummation of the Restructuring.
7.22    Transition Services Agreement. Prior to the Closing Date, the Members and the Parent shall negotiate in good faith and finalize the form of a transition services agreement (the “Transition Services Agreement”) to be entered into at the Closing pursuant to which certain Subsidiaries of the Members identified therein will provide to the Subsequent Surviving Company and its Subsidiaries, and the Subsequent Surviving Company and its Subsidiaries will provide to such Subsidiaries of the Members, certain transition, migration and separation services mutually agreed upon by the Members and the Parent and consistent in all material respects with the transition, migration and separation services described on Exhibit D.
7.23    Newport Banning Ranch. Following the Closing Date, upon any release of funds from the escrow account established by Newport Banning Ranch LLC (“NBR”) to secure NBR’s remediation obligations, NBR or one of its Subsidiaries shall promptly (and in any event within two Business Days of any such release) pay to GG RE Holdings (as defined in Exhibit D) or its designee an amount equal to 50% of the amount by which such released funds exceeds the amount paid by (i) the Companies and their Subsidiaries from and including January 1, 2024 to and including the Closing Date and (ii) Parent and its Subsidiaries (including NBR) after the Closing Date, in each case, to satisfy such remediation obligations (the “NBR Escrow Payment”). For U.S. federal and applicable state and local income Tax purposes, the Parties intend and agree that Green Gate Resources Parent, LLC shall transfer its right to receive the NBR Escrow Payment to GG RE Holdings in connection with the Restructuring (as described in Exhibit D).
ARTICLE VIII
CONDITIONS PRECEDENT
8.1    Conditions to Each Party’s Obligation to Consummate the Initial Mergers. The respective obligation of each Party to consummate the Initial Mergers is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:
(a)    Stockholder Approvals. The Company Member Approvals and the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of each Company and Parent, as applicable.
(b)    Regulatory Approvals. Any waiting period applicable to the Initial Mergers and the Parent Stock Issuance under the HSR Act shall have been terminated or shall have expired, the FERC Approval and the Consents set forth on Section 4.4(a) of the Company

Disclosure Letter shall have been obtained and shall have become effective in accordance with its terms, in each case, without the imposition of any term, condition, obligation, requirement, limitation, prohibition, remedy, sanction or other action that has resulted in or would reasonably be expected to result in a Burdensome Condition.
(c)    No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Initial Mergers or the Parent Stock Issuance and no Law shall have been adopted that makes consummation of the Initial Mergers or the Parent Stock Issuance illegal or otherwise prohibited.
(d)    NYSE Listing. The shares of Parent Common Stock issuable to the holders of Equity Interests pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.
8.2    Additional Conditions to Obligations of Parent and Initial Merger Subs. The obligations of Parent and Initial Merger Subs to consummate the Initial Mergers are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:
(a)    Representations and Warranties of the Companies and the Members. (i) The representations and warranties of each Company set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a) (Capital Structure), the third sentence and fifth sentence of Section 4.2(b) (Capital Structure), Section 4.3(a) (Authority; No Violations; Consents and Approvals), Section 4.5(e) (Financial Statements), Section 4.6(a) (Absence of Certain Changes or Events), Section 4.21 (Brokers) and Section 4.26 (Accredited Investors) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a) and the third sentence and fifth sentence of Section 4.2(b), for any De Minimis Inaccuracies and, with respect to Section 4.5(e), for inaccuracies that are immaterial) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), and (ii) all other representations and warranties of each Company set forth in Article IV shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all respects only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) have not, and would not reasonably be expected, individually or in the aggregate, to have, individually or in the aggregate, a Company Material Adverse Effect. The representations and warranties of each Member set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except as would not, individually or in the aggregate, prevent such Member from performing such Member's obligations under this Agreement.
(b)    Performance of Obligations of the Companies and Members. Each Company and Member shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
(c)    Compliance Certificate. Parent shall have received a certificate of each Company and Member signed by an executive officer of such Company or Member, dated the Closing Date, confirming that the conditions in Sections 8.2(a) and (b) have been satisfied in respect of such Company or Member and that the conditions in Sections 8.2(d), (e) and (h) have been satisfied.
(d)    Company Related Party Agreements. The Companies and their respective Affiliates shall have (i) terminated all Company Related Party Agreements of each Company, with such termination to be effective as of the Closing and (ii) caused all liabilities of the Companies and their Subsidiaries under any and all Company Related Party Agreements to be extinguished immediately prior to the Closing, without any payment by or liability of any Company or any of its Subsidiaries therefor, other than the payments or liabilities not exceeding $100,000 in the aggregate.
(e)    Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.
(f)    Registration Rights Agreement; Stockholder Agreements; Transition Services Agreement. Each applicable Member shall have delivered, or caused to be delivered, to Parent a counterpart to (i) the Registration Rights Agreement, (ii) a Stockholder Agreement and (iii) the Transition Services Agreement, in each case, duly executed by the Members or their Affiliates party thereto.
(g)    Tax Forms. Each of CPP Member and IKAV S.a.r.l shall have delivered, or caused to be delivered, to Parent a properly completed and duly executed notice, substantially in the form of Exhibit F hereto, that meets the requirements of Treasury Regulations Section 1.1445-2(d)(2). CPP Member shall have delivered, or caused to be delivered, to Parent a properly completed and duly executed IRS Form W-8EXP, in a form reasonably acceptable to Parent, certifying that CPP Member is not a foreign person for purposes of Section 1445. Each Member other than CPP Member and IKAV S.a.r.l shall have delivered, or caused to be delivered, to Parent a properly completed and duly executed certificate, in a form reasonably acceptable to Parent, certifying that the applicable Member is not a foreign person for purposes of Section 1445 and Section 1446(f) of the Code (including, as applicable, an IRS Form W-9).
(h)    Restructuring. The Restructuring shall have been completed in accordance with its terms.

8.3    Additional Conditions to Obligations of the Companies. The obligation of each Company to consummate the Initial Mergers is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by each Company, in whole or in part, to the extent permitted by applicable Law:
(a)    Representations and Warranties of Parent and Merger Subs. (i) The representations and warranties of Parent and Merger Subs set forth in the first sentence of Section 6.1 (Organization, Standing and Power), Section 6.2(a) (Capital Structure), the second sentence, fifth sentence and seventh sentence of Section 6.2(b) (Capital Structure), Section 6.3(a) (Authority; No Violations; Consents and Approvals), Section 6.6 (Absence of Certain Changes or Events), Section 6.14 (Opinion of Financial Advisor) and Section 6.15 (Brokers) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 6.2(a) and the second sentence, fifth sentence and seventh sentence of Section 6.2(b) for any De Minimis Inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent and Merger Subs set forth in Section 6.2(b) (Capital Structure) (except for the third sentence of Section 6.2(b)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Parent and Merger Subs set forth in Article VI shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    Performance of Obligations of Parent and Merger Subs. Parent and each Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.
(c)    Compliance Certificate. Each Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 8.3(a), (b) and (d) have been satisfied.
(d)    Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Parent Material Adverse Effect.
(e)    Registration Rights Agreement; Stockholder Agreements; Transition Services Agreement. Parent shall have delivered, or caused to be delivered, to the Members counterparts to the (i) Registration Rights Agreement, (ii) Stockholder Agreements and (iii)

Transition Services Agreement, in each case, duly executed by Parent or the Subsequent Surviving Company, as applicable.
8.4    Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Initial Mergers or for terminating this Agreement, on the failure of any condition set forth in Sections 8.1, 8.2 or 8.3, as the case may be, to be satisfied if such failure was primarily caused by such Party’s breach in any material respect of any provision of this Agreement.
ARTICLE IX
TERMINATION
9.1    Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Parent Stockholder Approval has been obtained:
(a)    by mutual written consent of the Companies and Parent;
(b)    by either the Companies or Parent:
(i)    if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Initial Mergers and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Initial Mergers illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 9.1(b)(i) occurring;
(ii)    if the Initial Mergers shall not have been consummated on or before 5:00 p.m. Los Angeles time, on November 7, 2024 (the “Initial End Date”, as may be extended pursuant to the immediately succeeding proviso, the “End Date”); provided, however, that (A) (x) if on the Initial End Date all conditions set forth in Article VIII have been satisfied (other than (1) the condition set forth in Section 8.1(b), and (2) those conditions that by their terms are to be satisfied at the Closing (which conditions described in clause (x)(2) are capable of being satisfied at the Closing), then either Parent or the Companies may extend the End Date by three months by delivery of written notice of such extension to the other Party not less than five business days prior to the Initial End Date (the “First Extension End Date”); and (y) if on the First Extension End Date all conditions set forth in Article VII have remained satisfied (other than (1) the condition set forth in Section 8.1(b), and (2) those conditions that by their terms are to be satisfied at the Closing (which conditions described in this clause (y)(2) are capable of being satisfied at the Closing), then either Parent or the Companies may extend the First Extension End Date by three months by delivery of written notice of such extension to the other Party not less than five business days prior to the First Extension End Date, (B)

if the Debt Marketing Period has begun and has not been completed by the Initial End Date or the First Extension End Date, the Initial End Date or the First Extension End Date, as the case may be, shall be automatically extended through the end of the Debt Marketing Period consistent with Section 2.2(c) in order to facilitate the Closing (and the Parties shall give any such required notice under the Commitment Letter that the Initial End Date or the First Extension End Date, as the case may be, has been extended to be coterminous with the Debt Marketing Period), and (C) the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Initial Mergers to occur on or before such date;
(iii)    in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Sections 8.2(a) or (b) or Section 8.3(a) or (b), as applicable (and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured by the earlier of (i) 30 days after the giving of written notice to the breaching Party of such breach and (ii) two Business Days prior to the End Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement;
(iv)    if the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof; or
(c)    by the Companies if, prior to obtaining the Parent Stockholder Approval, the Parent Board shall have made a Parent Change of Recommendation; provided however, that no termination may be effected under this Section 9.1(c) after the Parent Stockholder Approval has been obtained; or
(d)    by the Companies if (i) all the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived (other than such conditions which by their terms are not capable of being satisfied until the Closing Date, subject to such conditions being capable of being satisfied as of the Closing Date), (ii) each Company has irrevocably confirmed by written notice to Parent that the Companies are ready, willing and able to consummate the Initial Mergers and (iii) Parent does not consummate the Initial Mergers and the Parent Stock Issuance within three Business Days after the later of (A) delivery of the notification by the Companies referred to in the foregoing clause (ii) and (B) the date the Closing is required to occur pursuant to Section 2.2.
9.2    Notice of Termination; Effect of Termination.
(a)    A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b)    In the event of termination of this Agreement by any Party as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 9.2, Section 7.5(b), Section 7.14 and Articles I and XI (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of any covenant, agreement, or obligation hereunder or fraud.
(c)    In the event that (i) this Agreement is validly terminated by the Companies pursuant to Section 9.1(c) or (ii) this Agreement is validly terminated by Parent or the Companies pursuant to Section 9.1(b)(iv) at a time when this Agreement was terminable by the Companies pursuant to Section 9.1(c), then Parent shall pay the Parent Termination Payment to the Companies (or one or more of their designees), as promptly as reasonably practicable (and, in any event, within three Business Days following such termination), by wire transfer of immediately available funds to an account designated by the Companies; provided, that in the event (A) such Parent Change of Recommendation was related to such Acquisition Proposal, or (B) such Acquisition Proposal that was publicly announced or disclosed and not withdrawn and this Agreement and this Agreement was terminated by the Company or Parent pursuant to Section 9.1(b)(ii), and (C) within 12 months after such termination Parent enters into a definitive agreement in respect of an Acquisition Proposal or consummates an Acquisition Proposal then upon such termination in the event of clause (A) or upon execution or consummation as described in clause (B), Parent shall pay an additional $50,000,000 to the Companies (or one or more of their designees), as promptly as reasonably practicable (and, in any event, within three Business Days following such termination or upon execution or consummation as described in clause (B)), by wire transfer of immediately available funds to an account designated by the Companies (the “Additional Parent Termination Payment”); provided, further, that for the purposes of the foregoing proviso, references in the definition of the “Acquisition Proposal” to 20% shall be replaced by 50%.
(d)    In the event that this Agreement is terminated by either the Companies or Parent pursuant to Section 9.1(b)(iv), Parent shall pay to the Companies, by wire transfer of immediately available funds to an account designated in writing by the Companies, an amount equal to the sum of (in each case, without duplication) (x) all of the Transaction Expenses incurred through the date of such termination, in an amount not to exceed the sum of $10,000,000 plus (y) the Transaction Expenses identified on Section 9.2(d) of the Company Disclosure Letter plus (z) the aggregate amount of expenses incurred by the Companies and their Subsidiaries in connection with making or obtaining any regulatory approval, clearance or notice in connection with the transactions contemplated by this Agreement, within three Business Days after the date following such termination.
(e)    The Parties acknowledge and hereby agree that the Parent Termination Payment or Additional Parent Termination Payment if, as and when required pursuant to this Section 9.2, shall not constitute a penalty but will be liquidated damages in a reasonable amount that will compensate the Companies in the circumstances in which it is paid for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers, the Parent Stock Issuance and the other transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall Parent be required to pay the Parent Termination Payment or Additional Parent Termination Payment on more than one occasion. If Parent fails to promptly pay the Parent Termination Payment or Additional Parent Termination Payment or the Transaction Expenses when due pursuant hereto, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the Companies commence a Proceeding that results in judgment for the Companies for such amount owed, Parent shall pay the Companies’ reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. Each of Parent and each Merger Sub acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement.
(f)    Notwithstanding anything to the contrary in this Agreement, in any circumstance (except in the case of a Willful and Material Breach of this Agreement or fraud where the Companies decline to accept payment of the Parent Termination Payment and, if applicable, the Additional Parent Termination Payment and instead pursues a claim for damages) in which this Agreement is terminated and the Companies are paid the Parent Termination Payment (and, if applicable, the Additional Parent Termination Payment) pursuant to this Section 9.2, the Parent Termination Payment (and, if applicable, the Additional Parent Termination Payment) shall be the sole and exclusive monetary remedy of the Companies against Parent, any Merger Sub or any of their respective Subsidiaries, as applicable, and in no event will Parent, any Merger Sub or any of their respective Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives seek to recover any other money damages or seek any other remedy (including any remedy for specific performance) based on a claim in law or equity with respect to, for any loss or damage suffered in connection with the transactions contemplated by this Agreement or as a result of the failure of the Mergers, the Parent Stock Issuance and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise, and upon payment of such amounts, Parent, Merger Subs and their respective Subsidiaries, as applicable, shall have no further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise. Notwithstanding anything to the contrary herein, nothing shall limit the right of each Company to bring or maintain any action, claim or proceeding for injunction, specific performance or other equitable relief prior to the termination of this Agreement or to specifically enforce the obligations set forth in this Section 9.2; provided that, for the avoidance of doubt, if the Companies are paid the Parent Termination Payment (and, if applicable, the Additional Parent Termination Payment) pursuant to this Section 9.2, the Parent Termination Payment (and, if applicable, the Additional Parent Termination Payment) shall be the sole and exclusive monetary remedy of the Companies against Parent, any Merger Sub or any of their respective Subsidiaries, as applicable, and in no event will the Companies, the Members or any of their respective Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives seek to recover any other money damages or seek any other remedy (including any remedy for specific performance).

9.3    Expenses; Release.
(a)    Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Mergers and the Parent Stock Issuance, whether or not the Merger shall be consummated; provided that, for the avoidance of doubt, the foregoing shall have no effect on the treatment of Transaction Expenses pursuant to Section 3.3.
(b)    At the Effective Time, each Member, on behalf of itself and its Affiliates, hereby releases, remises and forever discharges any and all rights, claims and losses of any type that it or any of its Affiliates has against Parent and the Subsequent Surviving Company, and each of their respective Representatives, Affiliates, stockholders, Subsidiaries, successors and assigns in respect of, relating to or arising in connection with the ownership and operation of each Company or its Subsidiaries at or prior to the Effective Time (the “Member Released Claims”). The Parties acknowledge that this Section 9.3 is not an admission of liability or of the accuracy of any alleged fact or claim. The Parties expressly agree that Section 9.3 shall not be construed as an admission in any proceeding as evidence of or an admission by any party of any violation or wrongdoing. Notwithstanding the foregoing, nothing contained herein (i) will operate to release any Member Released Claims with respect to any rights to indemnification pursuant to Section 7.8 or the Organizational Documents of any Company or its Subsidiaries, or (ii) will extend to claims relating to any breach or alleged breach of this Agreement or any other Transaction Document or in the case of fraud.
(c)    At the Effective Time, Parent, on behalf of itself and its Affiliates (including the Surviving Companies and their Subsidiaries after the Closing) and Representatives, and its and their respective Affiliates and Representatives, and each of the respective heirs, executors, administrators, successors and permitted assigns of each of the foregoing (each, a “Releasing Person”) hereby releases, remises and forever discharges any and all rights, claims and losses of any type that it or any of its Releasing Persons in respect of, relating to or arising in connection with the Members’ ownership or operation of each Company and its Subsidiaries at or prior to the Effective Time (the “Parent Released Claims”). The Parties acknowledge that this Section 9.3 is not an admission of liability or of the accuracy of any alleged fact or claim. The Parties expressly agree that Section 9.3 shall not be construed as an admission in any proceeding as evidence of or an admission by any party of any violation or wrongdoing. Notwithstanding the foregoing, nothing contained herein (i) will operate to release any Parent Released Claims with respect to any rights to indemnification pursuant to this Agreement, (ii) will extend to release any rights, claims or losses of IKAV Co-Invest Member or its Affiliates in respect of the Second Lien Credit Facility, or (iii) will extend to claims relating to any breach or alleged breach of this Agreement or the other Transaction Documents or in the case of fraud.
ARTICLE X
INDEMNIFICATION; R&W INSURANCE POLICY
10.1    Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that (a) Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article X and the agreements of the Parties in Article II, Article III and Article XI, Section 4.258 (No Additional Representations), Section 6.20 (No Additional Representations), Section 7.8 (Indemnification; Directors’ and Officers’ Insurance), Section 9.3 (Expenses; Release), and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing in accordance with their terms, and (b) (i) the representations and warranties set forth in Section 4.12 and Section 5.6 (in each case, to the extent that such representations relate solely to each Company and its Members or a breach or inaccuracy of such representations gives rise to a Tax liability of the Company), the covenants herein relating to indemnifiable Member Taxes described in Section 7.13 and Section 10.2 (b), and any claim for indemnification arising therefrom, shall, in each case of this clause (i), survive the Closing until the expiration of the applicable statute of limitations, giving effect to any extensions thereof, plus ninety (90) days, (ii) Section 4.6(b)(iii) (solely with respect to the covenants set out in Sections 7.1(b)(i) and 7.1(b)(xi) and the period from and including January 1, 2024 to and including the date hereof) and any claim for indemnification arising therefrom, Sections 7.1(b)(i) and 7.1(b)(xi) (this subclause (ii), the “Leakage Covenants”) and any claim for indemnification arising therefrom, shall, in each case of this clause (ii), survive the Closing and then expire on the earlier of (x) the date that is one year following the Closing Date and (y) two weeks following the filing with the SEC of Parent’s Annual Report on form 10-K for the year in which the Closing occurs (such earlier date, the “Final Date”) and (iii) the covenants herein relating to indemnifiable Transaction Expenses described in Section 10.2 (c) and any claim for indemnification arising therefrom, shall, in each case of this clause (iii), survive the Closing and then expire on the Final Date; provided, that there shall be no termination with respect to a claim for indemnification with respect to such matters that is brought on or before the Final Date. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time. The foregoing shall not limit any of the rights and remedies of the Parties for any damages under any insurance policy (including the R&W Insurance Policy against the provider of the R&W Insurance Policy).
10.2    Indemnification. Subject to the terms and conditions of this Section 10.2, effective as of the Closing, the Members severally (and, for the avoidance of doubt, not jointly and severally) agree in accordance with their Applicable Percentages to indemnify Parent and the Subsequent Surviving Company against, and agree to hold each of them harmless from, (a) any and all damages arising from any breach or inaccuracy of Section 4.6(b)(iii) (solely with respect to the covenants set out in Sections 7.1(b)(i) and 7.1(b)(xi) and the period from and including January 1, 2024 to and including the date hereof), any breach for failure to perform the Leakage Covenants in each case by such Member, (b) any and all damages arising from a breach or inaccuracy of the representations and warranties set forth in Section 4.12 and by such Member in Section 5.6 (in each case, to the extent that such representations relate solely to each Company and its Members or a breach or inaccuracy of such representations gives rise to a Tax liability of the Company, and it being understood and agreed that each Member shall only be liable for such damages payable by such Member’s Company) and for losses attributable to Member Taxes to the extent (i) not included in the calculation of the Estimated Member Tax Amount or Closing Date Member Tax Amount and (ii) the Members have not made any payment for such Member Taxes pursuant to Section 7.13(b)(v), and (c) any Transaction Expenses not included in the calculation of Estimated Transaction Expense Amount or Closing Date Transaction Expense Amount and only to the extent such Transaction Expenses would have been payable by the

Members to Parent pursuant to Section 3.3(e) (ii) had they been included in Closing Date Transaction Expense Amount. In the event Parent or the Subsequent Surviving Company has a claim for indemnity under this Section 10.2, Parent or the Subsequent Surviving Company, as applicable, shall give reasonably prompt notice thereof in writing to the Members, which notice shall include a written statement setting forth in reasonable detail Parent’s good faith estimate of such indemnifiable amount thereof, together with reasonably detailed supporting documentation; provided, however, that the failure to provide such notice shall not release the Members from any of its obligations under this Section 10.2 except to the extent the Members are materially prejudiced by such failure. If the IKAV Member and the CPP Member hold in the aggregate an amount of Parent Common Stock with a fair market value less than (i) an amount equal to the value of 2% of the Parent Common Stock at Closing or (ii) the amount of the aggregate Federal, state and local tax liability of the Company owned by such Member prior to Closing that is indemnifiable under this Agreement at such time of determination (any such lower amount, the “Minimum Amount”), then the IKAV Member and the CPP Member shall provide Parent with a guarantee supporting any such Minimum Amount from a credit-worthy affiliate of such Members or a letter of credit with a principal amount equal to the Minimum Amount from a reasonably acceptable financial institution or retain cash at the IKAV Member and the CPP Member in the aggregate amount equal to the Minimum Amount.
10.3    Characterization of Indemnification Payments. To the extent permitted by Law, any amount paid pursuant to this Article X shall be treated by the Parties as adjustments to the Aggregate Consideration paid hereunder for Tax purposes.
10.4    R&W Insurance Policy. The cost of the premiums together with all taxes and application, underwriting or similar fees or expenses in connection with the R&W Insurance Policy shall be paid by Parent.
ARTICLE XI
GENERAL PROVISIONS
11.1    Disclosure Letter Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.
11.2    Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“e-mail”) (but only if the sender does not receive e-mail notification of failed transmission or delivery); or (c) if transmitted by national overnight courier, in each case as addressed as follows:
(i)if to Parent or Merger Subs, to:
California Resources Corporation
1 World Trade Center, Suite 1500
Long Beach, California 90831
Attn:    Michael L. Preston
Email:    michael.preston@crc.com

with a required copy to (which copy shall not constitute notice):
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
Attention:    Alison S. Ressler; Bradley S. King
E-mail:    resslera@sullcrom.com; kingbrad@sullcrom.com
(ii)if to the Companies, to:
Canada Pension Plan Investment Board
One Queen Street East, Suite 2500
Toronto, ON M5C 2W5, Canada
Attention: Senior Managing Director and General Counsel
Email: legalnotice@cppib.com
IKAV S.a.r.l.
1201 Louisiana Street, Suite 3400
Houston, Texas 77002
Attention: Bobby Saadati
Email: bsaadati@ikav.com
with a required copy to (which copy shall not constitute notice):
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
Attention: David S. Allinson; Thomas G. Brandt
E-mail: david.allinson@lw.com; thomas.brandt@lw.com
solely with respect to notices provided to COI, the IKAV Co-Invest Blockers and the IKAV Co-Invest Blocker Members, to:
Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attention: Jhett R. Nelson, P.C.; Adam Garmezy
E-Mail: jhett.nelson@kirkland.com; adam.garmezy@kirkland.com
11.13    Rules of Construction.
(a)    Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the other Transaction Documents, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.
(b)    The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Companies and their Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and the Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.
(c)    The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.
(d)    All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Los Angeles time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” For the avoidance of doubt, the obligations of the Members and Companies hereunder shall be several (not joint and several). The word "severally” shall mean that each such person’s liability or obligation is independent of any other person’s liability or obligation, and that no Person shall be liable for a breach of such obligation or incurrence of such liability by any other Person. The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.
(e)    In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity includes any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was previously made available in the virtual data room relating to the Mergers and the Parent Stock Issuance maintained by the Companies or Parent, as applicable, by secure digital file share or email between counsel to Parent and any Merger Sub, on the one hand, and counsel to the Members, the Companies and its Subsidiaries, on the other hand, or pursuant to the exchange of information under the “clean team” agreement between the Parties prior to the execution of this Agreement.
11.4    Counterparts. This Agreement may be executed in two or more counterparts, including via email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.
11.5    Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the other Transaction Documents, the Confidentiality Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III, (b) Section 7.8 and (c) Section 9.3(b) and 9.3(c) (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and

Representatives) but only from and after the Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that (i) the Members and the Non-Recourse Parties pursuant to Section 11.12, shall be express third party beneficiaries hereunder. Notwithstanding the foregoing, the Financing Sources shall be express third party beneficiaries of Sections 7.14 and 11.12, each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections.
11.6    Governing Law; Venue; Waiver of Jury Trial.
(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.
(b)    THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 11.2 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.6.
11.7    Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Mergers and the Parent Stock Issuance be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.
11.8    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 11.8 shall be void.
11.9    Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 9.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 11.9, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 11.9. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.9, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.
11.10    Amendment. This Agreement may be amended by the Parties, to the extent legally allowed, at any time before the Effective Time by, and only by, an instrument in writing signed on behalf of each of the Parties.
11.11    Extension; Waiver. At any time prior to the Effective Time, the Companies and Parent may, to the extent legally allowed:
(a)    extend the time for the performance of any of the obligations or acts of the other Party hereunder;
(b)    waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or
(c)    waive compliance with any of the agreements or conditions of the other Party contained herein.
Notwithstanding the foregoing, no failure or delay by any Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.
11.12    No Recourse.
(a)    This Agreement may only be enforced against, and any Proceeding based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such Person. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken such named party in this Agreement and not otherwise), no past, present or future incorporator, member, partner, stockholder, Affiliate, advisor or Representative or Affiliate of any of the foregoing (collectively, the “Non-Recourse Parties”) shall have any liability or obligation (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Members, the Companies, Parent or Merger Subs under this Agreement (whether for indemnification or otherwise) or of or for any Proceeding based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
(b)    Notwithstanding anything that may be expressed or implied in this Agreement or any document, agreement, or instrument delivered contemporaneously herewith, in no event shall any Financing Sources have any liability or obligation to, or be subject to any action, suit, proceeding or claim from the Companies, their respective affiliates, or their or their affiliates’ respective former, current or future general or limited partners, stockholders, managers, members, controlling persons, officers, directors, employees, agents or Representatives (collectively, the “Company Parties”) in connection with this Agreement or the transactions contemplated hereby, including any Financing, whether at law or equity, in contract, in tort or otherwise, and none of Company Parties will have any rights or claims against any Financing Source under this Agreement or any other agreement contemplated by, or entered into in connection with the transactions contemplated by, this Agreement, including any commitments by the Financing Sources in respect of financing the transactions contemplated by this Agreement. Notwithstanding anything herein to the contrary, each Company Party (i) agrees that no Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature, (ii) agrees that, subject to this Section 11.12, it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, sitting in the Borough of Manhattan or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (and appellate courts thereof), (iii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iv) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 11.2 shall be effective service of process against it for any such action brought in any such court, (v) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (vi) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and (vii) agrees that any such action, cause of action, claim, cross-claim or third-party claim (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction). NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH COMPANY PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT

OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ACQUISITION, THE FINANCING OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE. Notwithstanding anything to the contrary contained herein, this Section 11.12 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section) may not be amended, supplement, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources party to the Commitment Letter.
11.13    Provision Respecting Representation of Companies.
(a)    It is acknowledged by each of the Parties that the Companies and their Subsidiaries and the Members have retained Latham & Watkins LLP (and, with respect to IKAV Co-Invest Blocker 1 and IKAV Co-Invest Blocker 2, Kirkland & Ellis LLP) to act as their counsel in connection with the transactions contemplated by this Agreement and the other Transaction Documents and that Latham & Watkins LLP (or Kirkland & Ellis LLP, as applicable) has not acted as counsel for any other Party in connection with the transactions contemplated by this Agreement and the other Transaction Documents and that none of the other Parties has the status of a client of Latham & Watkins LLP (or Kirkland & Ellis LLP, as applicable) for conflict of interest or any other purposes as a result thereof. The Parties hereby agree that, in the event that any dispute, or any other matter in which the interests of the Members and their respective Affiliates, on the one hand, and Parent and its Affiliates (including the Subsequent Surviving Company and its Subsidiaries), on the other hand, are adverse, arises after the Closing between Parent or the Subsequent Surviving Company and its Subsidiaries, on the one hand, and the Members and their respective Affiliates, on the other hand, Latham & Watkins LLP (or Kirkland & Ellis LLP, as applicable) may represent any or all of the Members and their respective Affiliates in such dispute even though the interests of the Members and their respective Affiliates may be directly adverse to Parent or the Subsequent Surviving Company and its Subsidiaries, and even though Latham & Watkins LLP (or Kirkland & Ellis LLP, as applicable) formerly may have represented the Companies and their Subsidiaries in any matter substantially related to such dispute.
(b)    The Parties and their respective Affiliates, including following the Closing with respect to the Subsequent Surviving Company and its Subsidiaries, acknowledge and agree that, in connection with any future disputes, lawsuits, actions, proceedings, investigations or other matters, including any dispute between Parent, the Subsequent Surviving Company and its Subsidiaries or any of its or their respective Affiliates, on the one hand, and the Members or any of their respective Affiliates, on the other hand, or with or between any other Persons, with respect to the transactions contemplated by this Agreement and the other Transaction Documents, (i) as to all communications among Latham & Watkins LLP (or Kirkland & Ellis LLP, as applicable), each Company and its Subsidiaries with respect to the transactions contemplated by this Agreement and the other Transaction Documents, the attorney-client privilege, attorney work product protection and the expectation of client confidence belongs solely to the Members or their respective Affiliates (other than the Subsequent Surviving Company and its Subsidiaries), and may be controlled by the Members or their respective Affiliates (other than the Subsequent Surviving Company and its Subsidiaries), and shall not pass to or be claimed by Parent, the Subsequent Surviving Company or its Subsidiaries, or any of their respective Affiliates and (ii) Latham & Watkins LLP (or Kirkland & Ellis LLP, as applicable) may disclose to the Members or their respective Affiliates any information learned by Latham & Watkins LLP (or Kirkland & Ellis LLP, as applicable) in the course of its representation of the Members, the Companies and their Subsidiaries or their respective Affiliates with respect to the transactions contemplated by this Agreement and the other Transaction Documents, whether or not such information is subject to attorney-client privilege, attorney work product protection, or Latham & Watkins LLP’s (or Kirkland & Ellis LLP’s, as applicable) duty of confidentiality. Accordingly, Parent and its Affiliates shall not have access to any such communications, or to the files of Latham & Watkins LLP (or Kirkland & Ellis LLP, as applicable), whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (A) to the extent that files of Latham & Watkins LLP (or Kirkland & Ellis LLP, as applicable) with respect to the transactions contemplated by this Agreement and the other Transaction Documents constitute property of the client, only the Members and their respective Affiliates shall hold such property rights and (B) Latham & Watkins LLP (or Kirkland & Ellis LLP, as applicable) shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files with respect to the transactions contemplated by this Agreement and the other Transaction Documents to Parent or any Surviving Company or any of its Subsidiaries by reason of any attorney-client relationship between Latham & Watkins LLP (or Kirkland & Ellis LLP, as applicable) and the Companies and their Subsidiaries or otherwise.
(c)    If and to the extent that, at any time subsequent to Closing, Parent or any of its Affiliates (including the Subsequent Surviving Company and its Subsidiaries) shall have the right to assert or waive any attorney-client privilege with respect to any communication between the Subsequent Surviving Company and its Subsidiaries or their respective Affiliates and any Person representing them with respect to the transactions contemplated by this Agreement and the other Transaction Documents that occurred at any time prior to the Closing, Parent, on behalf of itself and its Affiliates (including the Subsequent Surviving Company and its Subsidiaries), shall be entitled to waive such privilege only with the consent of the Members.
[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

CALIFORNIA RESOURCES CORPORATION

By:	/s/ Francisco J. Leon
Name:	Francisco J. Leon
Title:	President and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

PETRA MERGER SUB I, LLC

By:	/s/ Francisco J. Leon
Name:	Francisco J. Leon
Title:	Manager

PETRA MERGER SUB C, LLC

By:	/s/ Francisco J. Leon
Name:	Francisco J. Leon
Title:	Manager

PETRA MERGER SUB O, LLC

By:	/s/ Francisco J. Leon
Name:	Francisco J. Leon
Title:	Manager

PETRA MERGER SUB S, LLC

By:	/s/ Francisco J. Leon
Name:	Francisco J. Leon
Title:	Manager
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

PETRA MERGER SUB O2, LLC

By:	/s/ Francisco J. Leon
Name:	Francisco J. Leon
Title:	Manager
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

PETRA MERGER SUB O3, LLC

By:	/s/ Francisco J. Leon
Name:	Francisco J. Leon
Title:	Manager
[Signature Page to Agreement and Plan of Merger]

CPPIB VEDDER US HOLDINGS LLC

By:	/s/ Bill Rogers
Name: Bill Rogers
Title: Authorized Signatory

By:	/s/ Maxine Ethier
Name: Maxine Ethier
Title: Authorized Signatory

CPP INVESTMENT BOARD PRIVATE HOLDINGS (6), INC., solely for purposes of the Member Provisions

By:	/s/ Bill Rogers
Name: Bill Rogers
Title: Authorized Signatory

By:	/s/ Maxine Ethier
Name: Maxine Ethier
Title: Authorized Signatory
[Signature Page to Agreement and Plan of Merger]

IKAV IMPACT USA INC.

By:	/s/ Constantin von Wasserschleben
Name:	Constantin von Wasserschleben
Title:	President

By:	/s/ Gregor Gruber
Name:	Gregor Gruber
Title:	Vice President

IKAV IMPACT S.A.R.L., solely for purposes of the Member Provisions

By:	/s/ Constantin von Wasserschleben
Name:	Constantin von Wasserschleben
Title:	Director

By:	/s/ Gregor Gruber
Name:	Gregor Gruber
Title:	Director

SIMLOG INC., solely for purposes of the Member Provisions

By:	/s/ Bobby Saadati
Name:	Bobby Saadati
Title:	President

By:	/s/ Megan Ebadat
Name:	Megan Ebadat
Title:	Treasurer
[Signature Page to Agreement and Plan of Merger]

IKAV ENERGY INC., solely for purposes of the Member Provisions

By:	/s/ Constantin von Wasserschleben
Name:	Constantin von Wasserschleben
Title:	President

By:	/s/ Cindy Green
Name:	Cindy Green
Title:	Corporate Secretary
[Signature Page to Agreement and Plan of Merger]

GREEN GATE COI LLC

By:	/s/ Bobby Saadati
Name: Bobby Saadati
Title: IKAV Manager

By:	/s/ Megan Ebadat
Name: Megan Ebadat
Title: IKAV Manager
[Signature Page to Agreement and Plan of Merger]

OPPS XB AERA E CTB, LLC

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

By:	/s/ Robert LaRoche
Name:	Robert LaRoche
Title:	Authorized Signatory

OPPS XI AERA E CTB, LLC

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

By:	/s/ Robert LaRoche
Name:	Robert LaRoche
Title:	Authorized Signatory
[Signature Page to Agreement and Plan of Merger]

OCM AERA E HOLDINGS, LLC., solely for purposes of the Member Provisions

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

By:	/s/ Robert LaRoche
Name:	Robert LaRoche
Title:	Authorized Signatory

OCM OPPS XI AIV HOLDINGS (DELAWARE), L.P., solely for purposes of the Member Provisions

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

By:	/s/ Robert LaRoche
Name:	Robert LaRoche
Title:	Authorized Signatory
[Signature Page to Agreement and Plan of Merger]

OCM OPPS XB AIF HOLDINGS (DELAWARE), L.P., solely for purposes of the Member Provisions

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

By:	/s/ Robert LaRoche
Name:	Robert LaRoche
Title:	Authorized Signatory

OAKTREE HUNTINGTON INVESTMENT FUND II AIF (DELAWARE), L.P. – CLASS C., solely for purposes of the Member Provisions

By:	Oaktree Fund AIF Series, L.P. – Series N
Its:	General Partner

By:	Oaktree Fund GP AIF, LLC
Its:	General Partner

By:	Oaktree Fund GP III, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

By:	/s/ Robert LaRoche
Name:	Robert LaRoche
Title:	Authorized Signatory
[Signature Page to Agreement and Plan of Merger]

ANNEX A
Certain Definitions
“Acquisition Proposal” means, with respect to Parent and its Subsidiaries, any proposal or offer from any Person or “group” (as defined in the Exchange Act) relating to, in a single transaction or series of related transactions: (a) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months of Parent and its Subsidiaries, taken as a whole; (b) any direct or indirect acquisition of 20% or more of the consolidated assets of Parent and its Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Parent Board), including through the acquisition of one or more Subsidiaries of Parent owning such assets; (c) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity interests of Parent, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity interests of Parent, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent (or any of its Subsidiaries) that constitutes a majority of the revenues or assets of Parent and its Subsidiaries, taken as a whole; (d) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity interests of Parent; or (e) any combination of the foregoing.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, notwithstanding anything herein to the contrary, (i) in no event shall Affiliate include (or be considered to include) any (x) any “portfolio company” (as such term is customarily understood among institutional private equity investors) of any investment fund affiliated with, advised or managed by any Sponsor or any of its affiliates, other than each Company and its Subsidiaries, or (y) any limited partners or other direct or indirect investors in any investment fund affiliated with, advised or managed by any Sponsor or any of its affiliates, or any of the respective affiliates of any such limited partners or investors; provided that for purposes of Section 11.12 Affiliate of the Companies shall include any Person described in clauses (x) or (y) above; and (ii) for purposes of this Agreement, from and after the Effective Time, (x) Parent and its Affiliates shall be Affiliates of the Subsequent Surviving Company and its Subsidiaries, and vice versa, and (y) neither any Member nor any of their respective Affiliates shall be an Affiliate of Parent, the Subsequent Surviving Company or any of their respective Subsidiaries or Affiliates, and vice versa.
“Aggregate Consideration” means a number of shares of Parent Common Stock equal to 21,170,357.
“Agreed VWAP” means $51.96.
“Anti-Corruption Laws” means any applicable Law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010, laws implementing the OECD Convention on Combating Bribery of

Foreign Public Officials in International Business Transactions and any applicable anti-corruption or anti-bribery Law of any other applicable jurisdiction.
“Antitrust Laws” means the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade, lessening of competition or abusing a dominant position.
“Applicable Percentage” means, with respect to IKAV Member, 41.401%, with respect to CPP Member, 49.045%, with respect to IKAV Co-Invest Member, 9.554% (the Applicable Percentages among the foregoing and the IKAV Co-Invest Blockers and IKAV Co-Invest may be updated by such Parties prior to Closing).
“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.
“Bridge Commitment Letter” means that certain commitment letter, dated as of the date hereof, addressed to Parent in respect of the bridge facility described therein.
“Business Day” means a day other than a day on which banks in the State of California or the State of Delaware are authorized or obligated to be closed.
“Business Plan” means that certain business plan for the Companies and their Subsidiaries for fiscal year 2024 as set forth on Exhibit I attached hereto; provided, however, that if the Closing has not occurred by December 31, 2024, then for fiscal year 2025 “Business Plan” shall mean that certain business plan for fiscal year 2025 determined in good faith by the board of managers of Green Gate Resources Parent LLC.
“Closing Date Member Tax Overage Amount” means, with respect to any Member, the excess, if any, of such Member’s Closing Date Member Tax Amount over the sum of (i) the estimated or other tax payments made prior to Closing by the applicable Company to any applicable Taxing Authority with respect to any Pre-Closing Tax Return or Pre-Lockbox Date Tax Period of any Post-Closing Tax Return, and (ii) any withholding for Pre-Lockbox Date Taxes and Restructuring Taxes which, prior to Closing, has been properly remitted to the applicable Taxing Authority; provided, in the case of (i) and (ii), the cash to make such payments or withholding was held by the Company or its Subsidiaries as of December 31, 2023.
“Closing Date Transaction Expense Overage Amount” means an amount (if any) by which the Closing Date Transaction Expense Amount exceeds the Transaction Expenses Threshold Amount.
“Code” means the Internal Revenue Code of 1986.
“Commitment Letter” means, collectively or individually, as applicable, the Bridge Commitment Letter and the RBL Commitment Letter, in each case as amended, supplemented or replaced in compliance with this Agreement or as required pursuant to the terms of this Agreement following a Financing Failure Event, pursuant to which the financial institutions party thereto have agreed, subject only to the conditions set forth therein, to provide or cause to be provided the Financing described therein.

“Company Credit Agreements” means, collectively, (i) that certain Credit Agreement, dated as of February 28, 2023, among Mobil California Exploration & Producing Asset Company LLC, Shell Onshore Ventures LLC, Aera Energy LLC, Aera Energy Services Company, Citibank, N.A., and the lenders party thereto, and (ii) that certain Second Lien Credit Agreement, dated as of February 28, 2023, among Mobil California Exploration & Producing Asset Company LLC, Shell Onshore Ventures LLC, Aera Energy LLC, Aera Energy Services Company, Alter Domus Products Corp., and the lenders party thereto (such clause (i), the “RBL”, and such clause (ii), the “Second Lien Credit Facility”)
“Company Material Adverse Effect” means any fact, circumstance, effect, change, event or development (“Effect”) that (a) would prevent, materially delay or materially impair the ability of each Company or its Subsidiaries to consummate the Mergers or (b) has, or would reasonably be expected to have, a material adverse effect on the financial condition, business or results of operations of the Companies and their Subsidiaries, taken as a whole; provided, however, that with respect to this clause (b) only, except in respect of such Effects directly or indirectly resulting from, arising out of, attributable to or related to any application of any Law following the date of this Agreement, or any Proceeding to enforce any such application, no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, arising out of, or attributable to any of the following shall be deemed to be or constitute a “Company Material Adverse Effect” or shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:
(i)    general economic conditions (or changes in such conditions) or conditions in the global economy generally;
(ii)    conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;
(iii)    conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices);
(iv)    political conditions or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);
(v)    earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, pandemics or weather conditions;
(vi)    the negotiation, execution or announcement of this Agreement or the pendency or consummation of the Mergers and the Parent Stock Issuance (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Mergers and the Parent Stock Issuance);

(vii)    compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement (except for any obligation under this Agreement to operate in the Ordinary Course (or similar obligation) pursuant to Section 7.1);
(vii)    changes in Law or other legal or regulatory conditions, or the interpretation thereof;
(ix)    changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or
(x)    any failure by the Financial Statements Entities to meet any analysts’ estimates or expectations of the Financial Statements Entities’ revenue, earnings or other financial performance or results of operations for any period, or any failure by the Financial Statements Entities or any of their Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect);
provided, however, except to the extent such Effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) –(v) disproportionately adversely affect the Companies and their Subsidiaries, taken as a whole, as compared to other similarly situated industry participants, in which case only the incremental disproportionate Effect shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur with respect to clause (b).
“Company Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), stock, equity, equity-based or phantom equity plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, defined benefit pension plan, retirement or post-retirement plan, policy or agreement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding for any current or former director, employee, consultant or independent contractor of any Company or any of its Subsidiaries, whether or not funded and whether or not in writing, that is sponsored, maintained, or contributed to by any Company or any of its Affiliates or with respect to which any Company or any of its Affiliates have any liability (contingent or otherwise), but excluding Multiemployer Plans, governmental plans, programs or policies and any other plan, program or policy mandated by applicable Laws.
“Company Service Provider” means any current or former employee, officer, director, or independent contractor (who is a natural person) of any Company or any of its Subsidiaries.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.
“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“De Minimis Inaccuracies” means any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Companies, collectively, or Parent, as the case may be.
“Debt Compliant” means, with respect to the Debt Financing Required Information, that:
(a)    such Debt Financing Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Debt Financing Required Information not misleading in light of the circumstances in which made; and
(b)    (i) the financial statements and other financial and audited reserve based information included in Debt Financing Required Information are, and remain throughout the Debt Marketing Period, sufficient to permit the Parent’s financing sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters with respect to financial and audited reserve based information contained in the Debt Financing Required Information (including customary negative assurance comfort) on any date during the Debt Marketing Period, and (ii) the Financial Statements Entities’ auditors and reserve engineers have confirmed they are prepared to issue any such comfort letter upon each of any pricing date occurring during the Debt Marketing Period and any closing date occurring during the Debt Marketing Period.
“Debt Fee Letter” means those certain fee letters relating to the Financing and entered into in connection with the Commitment Letter.
“Debt Financing Required Information” means each of the following:
(a)    such information concerning the Companies and their Subsidiaries as may be necessary to prepare a customary summary business description, customary financial and operating data (including, for the avoidance of doubt, customary information regarding the Companies’ and their Subsidiaries’ oil and gas reserves and the underlying property interests related thereto) and management’s discussion and analysis, in each case, for use in a preliminary offering memorandum suitable for use in a customary “high yield road show” for a private placement of non-convertible unsecured debt securities pursuant to Rule 144A (without registration rights) promulgated under the Securities Act (including, without limitation, such information as may be reasonably requested and as may be reasonably available to the Companies and their Subsidiaries as necessary for the Parent to prepare pro forma financial statements customarily included in a customary preliminary offering memorandum suitable for use in a customary “high yield road show” for a private placement of debt securities by the Parent pursuant to Rule 144A (without registration rights) promulgated under the Securities Act, it being agreed that the preparation of any pro forma financial statements will be the responsibility of the Parent and not the Companies or any other party to this Agreement),

(b)    (x) the audited combined balance sheets and related statements of income, changes in equity and cash flows of the Financial Statements Entities (or, at the Companies’ option, such other presentation as may be required to be included in the Proxy Statement) for the two most recently completed fiscal years ended at least 60 days prior to the Closing Date, and (y) the unaudited combined balance sheets and related statements of income, changes in equity and cash flows of the Financial Statements Entities (or, at the Companies’ option, such other presentation as may be required to be included in the Proxy Statement) for each subsequent fiscal quarter ended at least 40 days prior to the Closing Date (but excluding the fourth quarter of any fiscal year), in each case, with respect to this clause (2), with comparative financial information for the equivalent period of the prior year and assuming the Closing Date were to occur on any date during the Marketing Period, and
(c)    reserve reports evaluating the proved reserves and proved developed reserves of the Companies and their Subsidiaries to the extent provided to lenders under either or both of the Company Credit Agreements, provided that such information shall not include the Debt Financing Excluded Information. For the avoidance of doubt, the financial statements referred to in clause (b) above will be prepared in accordance with GAAP and any unaudited financial statements will be reviewed by the independent accountants of the Financial Statements Entities; provided that no opinion shall be required with respect to such review of such unaudited financial statements. For the avoidance of doubt, notwithstanding anything included herein to the contrary, no Debt Financing Required Information shall be required to be provided after the satisfaction of the Debt Marketing Period or the date on which the Financing has been consummated (including, for the avoidance of doubt, if the proceeds of the Financing are placed into escrow upon consummation).
“Debt Financing Excluded Information” means each of the following: (1) a description of all or any portion of the Financing, including any “description of notes,” “plan of distribution” or any other information customarily provided by initial purchasers or underwriters in such an offering, (2) any risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (3) any historical financial statements or other information required by Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X under the Securities Act in each case which are prepared on a basis not consistent with the Company’s reporting practices for the periods presented in the Debt Financing Required Information; any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K under the Securities Act or XBRL exhibits; or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (4) any consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any segment information, including any required by FASB Accounting Standards Codification Topic 280 in each case which are prepared on a basis not consistent with the Company’s reporting practices for the periods presented in the Debt Financing Required Information, (5) any information that the preparation of which would unreasonably or materially interfere with the business or operations of any Company or any of its Subsidiaries, (6) any projections, (7) financial statements or other financial data (including selected financial data) for any period earlier than the fiscal year ended 2021, (8) any pro forma, projected or forward looking information (other than financial information necessary for the preparation of pro forma financial statements) and (9) such information that would not customarily be included in an offering memorandum for the sale of such debt securities in a Rule 144A and Regulation S private placement.
“Debt Marketing Period” shall mean the first period of 15 consecutive Business Days after the date of this Agreement throughout and at the end of which (i) Parent shall have had Debt Financing Required Information that is Debt Compliant (it being understood that if the Companies in good faith reasonably believe that they have provided Debt Financing Required Information that is Debt Compliant, they may, concurrently with the delivery of such Debt Financing Required Information that is Debt Compliant, deliver to Parent a written notice to that effect (stating when they believe they completed such delivery), in which case the Companies shall be deemed to have delivered the Debt Financing Required Information to Parent on the date on which the Companies believed they completed such delivery and the Debt Financing Required Information shall be deemed to be Debt Compliant, unless Parent in good faith reasonably believes that the Companies have not completed the delivery of the Debt Financing Required Information or that the Debt Financing Required Information is not Debt Compliant at the time such notice is given and, within three Business Days after the delivery of such notice by the Companies, Parent delivers a written notice to the Companies to that effect (identifying with reasonable specificity the Debt Financing Required Information that has not been delivered or is not Debt Compliant) and, following delivery of such Debt Financing Required Information specified in such notice, the Debt Financing Marketing Period will commence (provided that, it is understood that delivery of such written notice from such Company to Parent will not prejudice such Company’s right to assert that the Debt Financing Required Information has in fact been delivered and is Debt Compliant)), and (ii) either (x) the conditions set forth in Article VIII (other than those conditions that by their nature can only be satisfied at the Closing) shall be satisfied and nothing has occurred and no condition exists that would cause such condition to fail to be satisfied assuming the Closing were to be scheduled for any time during such 15 consecutive Business Day period or (y) Parent and the Companies, after consultation, shall have reasonably determined in good faith that the conditions set forth in Article VIII (other than those conditions that by their nature can only be satisfied at Closing) will have a substantial likelihood of being satisfied within the succeeding 60 day period and remaining satisfied thereafter; provided, further, that,
(a)    the Debt Marketing Period shall end on any earlier date that is the date on which the Financing is otherwise funded in an amount that is not less than the aggregate amount of the Financing contemplated by the Commitment Letter, taking into account, for the purposes of this clause (a) only, any amounts (if any) of the Financing funded into escrow;
(b)    such period shall not commence, and shall be deemed not to have commenced, if prior to the completion of such 15 consecutive Business Day period, the independent registered public accountants of the Financial Statement Entities shall have withdrawn any audit opinion contained in the Debt Financing Required Information, in which case the Debt Marketing Period shall not be deemed to commence unless and until a new audit opinion is issued with respect thereto by such accountants or another independent public accounting firm reasonably acceptable to Parent;

prior to the completion of such 15 consecutive Business Day period, the Financial Statement Entities issue a public statement indicating their intent to, or determine that they are required to, restate any historical financial statements included in Debt Financing Required Information or that any such restatement is under consideration, in which case the Debt Marketing Period shall not be deemed to commence unless and until, as applicable, such restatement has been completed and the relevant Debt Financing Required Information has been amended or the Financial Statement Entities have announced that they have concluded that no restatement shall be required in accordance with GAAP; or
if any Debt Financing Required Information would not be Debt Compliant at any time during such 15 consecutive Business Day period or otherwise ceases to meet the definition of “Debt Financing Required Information”, in which case the Debt Marketing Period shall not commence or be deemed to commence unless and until such Debt Financing Required Information is updated or supplemented so that it is Debt Compliant (it being understood that if any Debt Financing Required Information provided at the commencement of the Debt Marketing Period ceases to be Debt Compliant during such 15 consecutive Business Day period, then the Debt Marketing Period shall be deemed not to have commenced) and otherwise meets the definition of “Debt Financing Required Information”; and
(c)    (x) if the Debt Marketing Period has not ended on or prior to August 25, 2024, the Debt Marketing Period shall not commence earlier than September 5, 2024, (y) the Debt Marketing Period shall not be required to be consecutive solely with respect to and if it includes November 23, 2024 through November 26, 2024 (any such day to be excluded for purposes of, but shall not reset, the Debt Marketing Period) and (z) if the Debt Marketing Period has not ended on or prior to December 20, 2024, the Debt Marketing Period shall not commence earlier than January 2, 2025.
Notwithstanding anything included herein to the contrary, the Company may provide updates to the Debt Financing Required Information during such Debt Marketing Period with more recent information regarding the Company, including financial statements, related financial data and information related to the financial position, results of operations, cash flows and prospects of the Company, and in such event the fifteen (15) consecutive Business Day period shall not be deemed to have been tolled or recommenced unless the Debt Financing Required Information was not Debt Compliant immediately prior to or upon the delivery of such more recent information.
“Disproportionate Effects” means the Effects described in the first proviso relating to clause (b) thereof in the definitions of Company Material Adverse Effect and Parent Material Adverse Effect, as the case may be.
“DOJ” means the U.S. Department of Justice.
“Economic Sanctions/Trade Laws” means (1) economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union Member State, or the United Kingdom; (2) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (3) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.
“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.
“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license, sublicense, or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) that expressly provides for any of the foregoing (any action of correlative meaning, to “Encumber”).
“Environmental Laws” means any and all applicable Laws pertaining to (a) prevention of pollution or protection of the environment (including, without limitation, any natural resource damages); (b) the generation, use, storage, treatment, disposal, presence or Release of Hazardous Materials into the indoor or outdoor environment; and (c) human health and safety solely as it relates to the handling of or exposure to Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Estimated Member Tax Overage Amount” means, with respect to any Member, the excess, if any, of such Member’s Estimated Member Tax Amount over the sum of (i) the estimated or other tax payments made prior to Closing by the applicable Company to any applicable Taxing Authority with respect to any Pre-Closing Tax Return or Pre-Lockbox Date Tax Period of any Post-Closing Tax Return and (ii) any withholding for Pre-Lockbox Date Taxes and Restructuring Taxes which, prior to Closing, has been properly remitted to the applicable Taxing Authority; provided, in the case of (i) and (ii), the cash to make such payments or withholding was held by the Company or its Subsidiaries as of December 31, 2023.
“Estimated Transaction Expense Overage Amount” means an amount (if any) by which the Estimated Transaction Expense Amount exceeds the Transaction Expenses Threshold Amount.
“EWG” means an exempt wholesale generator under PUHCA.
“Excess Balance Sheet Cash Amount” means $11,000,000.00.
“Exchange Act” means the Securities Exchange Act of 1934.
“FERC” means the Federal Energy Regulatory Commission, and any successor thereto.

“FERC Approval” means prior authorization by FERC of the transaction contemplated hereby under Section 203 of the FPA.
“FPA” means the Federal Power Act.
“Financing” means the financing incurred or intended to be incurred pursuant to the Commitment Letter, including any term loan or bank financing or debt securities used in lieu thereof.
“Financing Conditions” means with respect to the Financing, the conditions precedent set forth in Exhibit B of the Bridge Commitment Letter and Exhibit C of the RBL Commitment Letter.
“Financing Deliverables” means the following customary documents to be delivered in connection with the Financing: (i) a customary perfection certificate required in connection with the Financing, (ii) payoff letters and lien release documentation in form and substance reasonably satisfactory to Parent with respect to the Company Credit Agreements and any replacement indebtedness thereof and (iii) at least three Business Days prior to the Closing Date, to the extent reasonably requested in writing at least seven days prior to Closing , all documentation and other information regarding the Companies and their Subsidiaries that any Financing Source reasonably determines is required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, and, to the extent required by any Financing Sources, a beneficial ownership certificate (substantially similar in form and substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndication and Trading Association and Securities Industry and Financial Markets Association) in respect of any Company or any of its Subsidiaries that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230).
“Financing Documents” means any credit agreements, note purchase agreements, indentures, guarantees, pledge and security documents, definitive financing documents, hedging agreements, agreements, schedules or other certificates or documents contemplated by the Financing.
“Financing Failure Event” means, for any reason, other than as contemplated by the Commitment Letter, including as a result of entering into any term loan or other bank financing or issuing any debt securities, all or any portion of the Financing becoming unavailable and such portion being necessary to pay the Required Amounts on the Closing Date.
“Financing Sources” means the Persons that are party to, and have committed to provide or arrange, all or any part of the Financing pursuant to the Commitment Letter and/or any additional or replacement lender, arranger, bookrunner, agent, syndication agent or other entity acting in a similar capacity for the Financing (but excluding, for the avoidance of doubt, Parent and any Merger Sub) or any entity that has otherwise entered into agreements in connection with all or any part of the Financing or any other financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective affiliates and their respective affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns.
“fraud” means, with respect to any Party, any breach or inaccuracy of any representation or warranty of such Party set forth in Article IV, Article V or Article VI, as applicable, or in any certificate delivered pursuant hereto, in either case, that constitutes common law fraud under the Laws of the State of Delaware; provided that “fraud” shall not be deemed to include negligence, recklessness or any equitable fraud or promissory fraud.
“FTC” means the U.S. Federal Trade Commission.
“GAAP” means United States generally accepted accounting principles.
“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.
“Government Official” means (1) any director, officer, employee or representative of any Governmental Entity; (2) any director, officer, employee or representative of any commercial enterprise that is owned or controlled by a Governmental Entity, including any state-owned or controlled company or organization; (3) any director, officer, employee or representative of any public international organization, such as the United Nations or the World Bank; (4) any person acting in an official capacity for any Governmental Entity, or organization identified above; and (5) any political party, party official or candidate for political office.
“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.
“Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic, or that is otherwise regulated due to its harmful or deleterious properties, under any Environmental Law; (b) asbestos containing materials, lead-containing material, polychlorinated biphenyls, per-and polyfluoroalkyl substances, mold, or radon; and (c) any Hydrocarbons.
“Hedging Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the Ordinary Course, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the Ordinary Course.
“Independent Accountant” means Ernst & Young LLP, or such other independent accounting firm of recognized national standing in the United States as may be mutually selected by Parent and the Companies.
“Intellectual Property” means any and all intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including rights in the following: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable (collectively, “Trade Secrets”); (e) Internet domain name registrations; and (f) all other intellectual property, industrial or proprietary rights.
“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.
“knowledge” means the actual knowledge of, (a) in the case of the Companies, the individuals listed in Section 1.1(a) of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Section 1.1(b) of the Parent Disclosure Letter.
“Law” means any law, including common law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., in each case of any Governmental Entity.

“Malicious Code” means disabling codes or instructions, spyware, Trojan horses, back doors, drop dead devices, time bombs, worms, viruses or other software routines, in each case, that facilitate or cause unauthorized access to, or are intended to disrupt, impair or disable the ordinary operation of, or destroy, IT Assets.
“MBR Authority” means an order by FERC pursuant to Section 205 of the FPA (a) authorizing an entity to sell energy, capacity and specified ancillary services at market-based rates, (b) accepting a tariff for filing that provides for such sales, and (c) granting such entity waivers of regulations and blanket authorizations customarily granted by FERC to an entity that sells wholesale power and ancillary services at market-based rates, including blanket authorization for the issuance of securities and assumption of liabilities under Section 204 of the FPA and Part 34 of FERC’s regulations.
“Member Provisions” means Article I, Section 2.5, Article III, Article V, Sections 7.3(a), 7.3(c), 7.4(k), 7.10, 7.13, 7.15, 7.18(a), 7.19, 7.20, 7.21, 7.22, Article VII, Sections 9.3(b) and 9.3(c), Article X and Article XI.
“Member Taxes” means, with respect to any Member, the sum of (1) any Pre-Lockbox Date Taxes attributable to the Company in which such Member owns an interest, (2) any Restructuring Taxes attributable to the Company in which such Member owns an interest, and (3) without duplication of clause (2), such Member’s Applicable Percentage of any Restructuring Taxes attributable to Green Gate Resources Parent, LLC and any of its Subsidiaries, in each case, calculated in accordance with the methodology described in Section 7.13(b) regardless of the actual amount of Bonus Depreciation shown on the applicable Pre-Closing Tax Return or Post-Closing Tax Return (including, in the case of any taxable period beginning on or before and ending after December 31, 2023, the amount of Tax reflected on such Tax Return attributable to the Pre-Lockbox Date Tax Period of such taxable period) of such Company.
“Money Laundering Laws” means any Law governing financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, and any applicable money laundering-related Laws of other jurisdictions where the Companies and their Subsidiaries conduct business, conduct financial transactions or own assets.
“NYSE” means the New York Stock Exchange.
“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.
“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties.
“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person.
“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.
“other Party” means (a) when used with respect to the Companies, Parent and Merger Subs and (b) when used with respect to Parent or Merger Subs, the Companies and the Members.
“Parent Intervening Event” means a material development or material change in circumstance and that was not known and was not reasonably foreseeable to the Parent Board as of the date hereof and that becomes known to the Parent Board after the date of this Agreement; provided that in no event shall any of the following constitute a Parent Intervening Event or be taken into account in determining whether a Parent Intervening Event has occurred: (A) changes in the financial, securities, currency, commodity, real estate, capital or credit markets or general economic, political, social, regulatory, legal or tax conditions in any jurisdiction in which Parent or any of its Subsidiaries operate, including (1) changes in interest rates and changes in exchange rates for the currencies of any countries and (2) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (B) the receipt, existence or terms of any inquiry, offer or proposal by Parent or its Subsidiaries that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; (C) failure by Parent, any Company or any of their respective Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial performance; (D) any Effect relating to any Company or any of its Subsidiaries that does not amount to a Company Material Adverse Effect; (E) changes in the market price or trading volume of Parent Common Stock or any other securities of Parent, or any change in credit rating of Parent or any Company or any of their respective Subsidiaries; (F) general conditions (or changes in such conditions) in the oil and natural gas exploration and production industry (including political or regulatory changes affecting the industry or any changes in Law); or (G) any Effect relating to Parent’s efforts to obtain the Financing or any Alternative Financing, including any failure thereof; provided, further, that the underlying causes of the matters described in clauses (C) and (E) may be deemed to constitute a Parent Intervening Event or be taken into account in determining whether a Parent Intervening Event has occurred.
“Parent Material Adverse Effect” means any Effect that (a) would prevent, materially delay or materially impair the ability of Parent or its Subsidiaries to consummate the Mergers and the Parent Stock Issuance or (b) has, or would reasonably be expected to have, a material adverse effect on the financial condition, business or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that with respect to this clause (b) only, except in respect of such Effects directly or indirectly resulting from, arising out of, attributable to or related to any application of any Law following the date of this Agreement, or any Proceeding to enforce any such application, no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, arising out of, or attributable to any of the following shall be deemed to be or constitute a “Parent Material Adverse Effect” or shall be taken into account when determining whether a “Parent Material Adverse Effect” has occurred or may, would or could occur:
(i)    general economic conditions (or changes in such conditions) or conditions in the global economy generally;
(ii)    conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;
(iii)    conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices);
(iv)    political conditions or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);
(v)    earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, pandemics or weather conditions;
(vi)    the negotiation, execution or announcement of this Agreement or the pendency or consummation of the Mergers and the Parent Stock Issuance (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement) or the announcement or consummation of the Mergers and the Parent Stock Issuance;
(vii)    compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement (except for any obligation under this Agreement to operate in the Ordinary Course (or similar obligation) pursuant to Section 7.2);
(viii)    changes in Law or other legal or regulatory conditions, or the interpretation thereof;
(ix)    changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or
(x)    any changes in Parent’s stock price or the trading volume of Parent’s stock, or any failure by Parent to meet any analysts’ estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, or any failure by Parent or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect);
provided, however, except to the extent such Effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) – (v) disproportionately adversely affect Parent and its Subsidiaries, taken as a whole, as compared to other similarly situated industry participants, in which case only the incremental disproportionate Effect shall be taken into account when determining whether a “Parent Material Adverse Effect” has occurred or may, would or could occur with respect to clause (b).
“Parent Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), stock, equity, equity-based or phantom equity plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, defined benefit pension plan, retirement or post-retirement plan, policy or agreement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding for any current or former director, employee, consultant or independent contractor of Parent or any of its Subsidiaries, whether or not funded and whether or not in writing, that is sponsored, maintained, or contributed to by Parent or its Affiliates or with respect to which Parent or its Affiliates have any liability (contingent or otherwise), but excluding Multiemployer Plans, governmental plans, programs or policies and any plan, program or policy mandated by applicable Laws.
“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by the affirmative vote of a majority of shares of Parent Common Stock entitled to vote thereon and present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.
“Parent Stockholders Meeting” means a meeting of the stockholders of Parent to consider the approval of the Parent Stock Issuance, including any postponement, adjournment or recess thereof.
“Parent Superior Proposal” means a bona fide written Acquisition Proposal (except that references in the definition of the “Acquisition Proposal” to 20% shall be replaced by 50%) made after the date of this Agreement by any person other than any Company or any of its Subsidiaries that is expressly conditioned upon the termination of this Agreement, on terms that the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering such factors as the Parent considers to be appropriate (including the timing and likelihood of consummation of such proposal), are more favorable to the holders of Parent Common Stock than the transactions contemplated by this Agreement, taking into account any change to the transaction proposed by the Companies (including pursuant to Section 7.4(e)).

“Parent Termination Payment” means $50,000,000.
“Party” or “Parties” means Parent, Merger Subs, the Companies and, solely for the Member Provisions, the Members.
“Permitted Acquisitions” means any acquisition (by asset purchase or exchange, stock purchase, merger or otherwise) by Parent or any of its Subsidiaries of another Person that (a) provides for aggregate consideration solely of cash, (b) does not require the approval of the stockholders of Parent, (c) would not reasonably be expected to prevent, impair or delay consummation of the Merger and the transactions contemplated hereby (including any delay in the timing or expiration of the waiting period under the HSR Act).
“Permitted Encumbrances” means:
(a)    to the extent not applicable to the transactions contemplated hereby or thereby or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;
(b)    contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the Ordinary Course for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the Ordinary Course and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;
(c)    Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Reports and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Reports;
(d)    Encumbrances arising in the Ordinary Course under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have, individually or in the aggregate, a material and adverse effect on the value, use or operation of the property encumbered thereby;
(e)    such Encumbrances as any Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of any Company or any of its Subsidiaries), as applicable, may have expressly waived in writing;

(f)    all easements, encumbrances, zoning restrictions, rights-of-way, servitudes, permits, surface leases, and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way on, over or in respect of any of the properties of any Company or Parent, as applicable, or any of their respective Subsidiaries, and all matters disclosed by the public records or that would be disclosed by a current and accurate survey of the Real Property that do not materially interfere with the operation or use of the property or the asset affected thereby;
(g)    any Encumbrances (i) discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing) and (ii) arising under the Company Credit Agreements;
(h)    Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; or
(i)    Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other matters and encumbrances that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of Companies or Parent, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Reports, with respect to such lease, or increase the working interest of the Companies or Parent, as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Reports, with respect to such lease.
“Permitted Leakage” means each of the following to the extent incurred or paid, or the making of or entering into any agreement or arrangement to give effect to any of the following prior to the Closing Date and any liability of any Company for Taxes incurred or becoming payable in connection therewith or arising therefrom:
(a)    payments by any Company or any of its Subsidiaries to third parties (other than to the Members or any of their Related Persons) pursuant to contracts in the Ordinary Course;
(b)    payments by any Company or any of its Subsidiaries of Taxes, licensing fees and other operating expenses, in each case, in the Ordinary Course and as disclosed in Section 1.1(c) of the Company Disclosure Letter;
(c)    payments to or for the benefit of any directors, officers, or employees of any Company or any of its Subsidiaries, in each case, in the Ordinary Course;
(d)    intercompany payments made by any Company or any Subsidiary that will be wholly owned by the Companies from the date of this Agreement through the Effective Time, on the one hand, to any Company or any Subsidiary that will be wholly owned by the Companies from the date of this Agreement through the Effective Time, on the other hand;

(e)    reimbursement payments by any Company or any Subsidiaries of the Companies to the Sponsors or their affiliated entities that provided services to or for the benefit of any Company or any of Subsidiaries of the Companies, in each case, in the Ordinary Course and in an amount not to exceed $300,000 in the aggregate;
(f)    any payment by any Company or any of its Subsidiaries (i) that is expressly required by this Agreement, or (ii) required by applicable Law;
(g)    any distribution required pursuant to the Restructuring as disclosed in Section 1.1(d) of the Company Disclosure Letter;
(h)    the payment of any Transaction Expenses;
(i)    any payment made by any Company or any of its Subsidiaries at the request or with the consent of Parent;
(j)    payments made with respect to matters (i) accrued or provided for in the Financial Statements, or (ii) expressly and specifically provided for in the 2024 annual budget of the Companies and their Subsidiaries, a copy of which was provided by the Companies to Parent prior to the date hereof; or
(k)    cash dividends or distributions by the Companies (i) of an aggregate amount equal to the Excess Balance Sheet Cash Amount or (ii) as disclosed on Section 1.1(d) of the Company Disclosure Letter.
For the avoidance of doubt, any Transaction Expenses paid pursuant to clause (h) shall be taken into account for purposes of Section 3.3 (Adjustment for Transaction Expenses and Member Taxes).
“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.
“Personal Information” means any information or data that is considered “personal information,” “personally identifiable information”, “sensitive personal information”, “private information” or similar term under applicable Laws.
“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after (and excluding) the Closing Date.
“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on and including the Closing Date.
“Pre-Lockbox Date Taxes” means Taxes of any Company for any Pre-Lockbox Date Tax Period or the portion of any taxable period ending on December 31, 2023 (including any such Taxes, payment of which has been deferred).

“Pre-Lockbox Date Tax Period” means any taxable period ending on or prior to December 31, 2023 and the portion of any taxable period ending on and including December 31, 2023.
“Privacy Laws” means any Laws worldwide applicable to any Company or any of its Subsidiaries that are related to privacy, information security, data protection or the processing of Personal Information, including, to the extent so applicable the California Consumer Privacy Act (and its regulations) as amended by the California Privacy Rights Act.
“Proceeding” means any cause of action, action, audit, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action, in each case, by or before a Governmental Entity.
“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.
“PUHCA” means the Public Utility Holding Company Act of 2005.
“PURPA” means the Public Utility Regulatory Policies Act of 1978.
“QF” means a “qualifying small power production facility” or a “qualifying cogeneration facility” under PURPA, as such term is defined in PURPA, that also is a “qualifying facility” under PURPA, as such term is defined in PURPA.
“R&W Insurance Policy” means a representations and warranties policy obtained and bound by Parent and paid for by Parent with respect to this Agreement.
“RBL Commitment Letter” means that certain commitment letter, dated as of the date hereof, addressed to Parent in respect of the reserve-based revolving credit facility described therein.
“Registration Rights Agreement” means a registration rights and lock-up agreement, by and among Parent, on the one hand, and each Member, on the other hand, in each case, in substantially the form attached hereto as Exhibit A.
“Related Persons” means, collectively, either Member or its Affiliates (other than any Company or any Subsidiaries that will be wholly owned by the Companies from the date of this Agreement through the Effective Time), any manager or officer of any Company or his or her Affiliates and, in the case of individuals, (i) any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, civil partner, sibling, or in-law of the individual, including adoptive relationships, and (ii) any trust, partnership or other entity in which the individual or the persons described in clause (i) is the trustee or has a beneficial interest.
“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment.
“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.
“Restructuring Taxes” means any Taxes arising out of or resulting from the Restructuring, regardless of whether such Taxes are incurred during a Pre-Closing Tax Period or not, which are borne by any Company (or any of their Subsidiaries) or Parent (or any of its Subsidiaries), for the avoidance of doubt, without regard to any loss or deduction that may reduce any such Taxes (unless such loss or deduction arises out of or results from the Restructuring).
“Sanctioned Country” means: at any time, a country or territory that is itself the target of comprehensive Sanctions (currently, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).
“Sanctions Target” means any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person operating, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or (where relevant under Economic Sanctions/Trade Laws) controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Sponsor” means each of Canada Pension Plan Investment Board and IKAV SICAV-FIS SCA.
“Stockholder’s Agreement” means, as applicable, (i) the stockholder agreement, by and between Parent, on the one hand, IKAV Member, on the other hand, and (ii) the stockholder agreement, by and between Parent, on the one hand, and CPP Member, on the other hand, in each case, in substantially the form attached hereto as Exhibit B, and “Stockholder Agreements” means all of the foregoing, collectively.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date that are first due after the Closing Date.
“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries; provided, however, that for purposes of this Agreement, Green Gate Resources Parent, LLC and its Subsidiaries shall be deemed Subsidiaries of each Company, except with respect to COI and the IKAV Co-Invest Blockers as it relates to the making of representations, warranties or covenants regarding Green Gate Resources Parent, LLC and its Subsidiaries, but not for the sharing of liability in which event COI and the IKAV Co-Invest Blockers shall bear responsibility as a Company for its proportionate share as described herein.
“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.
“Tax” or “Taxes” means any and all taxes and similar charges, duties, levies or other assessments of any kind, including, but not limited to, income, estimated, business, occupation, corporate, gross receipts, transfer, stamp, employment, occupancy, license, severance, capital, impact fee, production, ad valorem, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity, including interest, penalties, and additions to tax imposed with respect thereto.
“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.
“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.
“Transaction Documents” means, collectively, this Agreement, the Stockholder Agreements, the Registration Rights Agreement, the Transition Services Agreement and any other agreements contemplated by the exhibits hereto.
“Transaction Expenses” means the out-of-pocket fees and expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents and the other documents delivered in connection herewith and therewith, and the consummation of the Mergers, in each case, incurred by or on behalf of any Company and any of its Subsidiaries prior to or in connection with the Closing, including the fees and expenses of legal counsel, investment bankers, accountants and other advisors in connection with this Agreement and any Merger-related bonuses payable to any director, manager, officer or employee of the Companies or its Subsidiaries solely as a result of the consummation of the Merger (but excluding any post-Closing payments resulting from the so-

called “double-trigger” provisions), and the employer’s portion of any Taxes with respect thereto; provided that Transaction Expenses shall not include (i) costs and expenses incurred by any Company or any of its Subsidiary with respect to Parent’s Financing, (ii) out-of-pocket costs and expenses incurred by any Company in connection with the successful enforcement by any Company or any of its Subsidiaries of their rights hereunder (iii) amounts to be paid off pursuant to the Company Credit Agreements, (iv) costs and expenses paid by any Company in connection with the D&O Insurance or (v) the items described on Section 1.1(d) of the Company Disclosure Letter.
“Transaction Expenses Threshold Amount” means an amount equal to $35,000,000.
“Transaction Tax Deductions” means, without duplication, any income Tax deduction resulting from any Transaction Expenses (including amounts paid before the Closing Date that would have been Transaction Expenses if paid on the Closing Date).
“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.
“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean (a) a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act by the breaching party that knew or reasonably should have known that the taking of such act (or the failure to take such act) would be or would be reasonably likely be a material breach of this Agreement, and (b) with respect to Parent or Merger Subs, the failure, for any reason, to consummate the transactions contemplated hereby as and when required hereunder.

EXHIBIT A
REGISTRATION RIGHTS AGREEMENT

by and among

CALIFORNIA RESOURCES CORPORATION

and

EACH OF THE SELLERS PARTY HERETO

[___]

REGISTRATION RIGHTS AGREEMENT
This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of [___], by and among California Resources Corporation, a Delaware corporation (the “Company”), and each of the parties set forth on the signature pages hereto (each, a “Seller” and collectively, the “Sellers”).
RECITALS
WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of February [___], 2024 (the “Merger Agreement”), among the Company, Petra Merger Sub I, LLC, Petra Merger Sub C, LLC and Petra Merger Sub O, LLC, Petra Merger Sub O2, LLC, Petra Merger Sub O3, LLC, each a Delaware limited liability company and a wholly-owned subsidiary of the Company, Petra Merger Sub S, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company, IKAV Impact USA Inc., a Delaware corporation, CPPIB Vedder US Holdings LLC, a Delaware limited liability company, Opps Xb Aera E CTB, LLC, a Delaware limited liability company, Opps XI Aera E CTB, LLC, a Delaware limited liability company, Green Gate COI, LLC, a Delaware limited liability company, and solely for purposes of the Member Provisions (as defined in the Merger Agreement), IKAV Impact S.a.r.l., a Luxembourg corporation, Simlog, Inc., a Delaware corporation, IKAV Energy Inc., a Delaware corporation, CPP Investment Board Private Holdings (6), Inc., a Canadian corporation, OCM Opps Xb AIF Holdings (Delaware), L.P., a Delaware limited partnership, Oaktree Huntington Investments Fund II AIF (Delaware), L.P. – Class C, a Delaware limited partnership, OCM XI AIV Holdings (Delaware), L.P., a Delaware limited partnership, and OCM Aera E Holdings, LLC, a Delaware limited liability company, the Company issued the Securities to the Sellers; and
WHEREAS, the parties hereto desire to enter into an agreement to provide for certain rights and obligations associated with ownership of the Securities.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1    Definitions. Capitalized terms used herein without definition shall have the meanings given to them in the Merger Agreement, except that the terms set forth below are used herein as so defined:
“Affiliate” has the meaning ascribed to it, on the date hereof, under Rule 405 of the Securities Act; provided, however, that solely for purposes of Section 2.6, “Affiliate”, with respect to any Person, means any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question; it being understood that, with respect to a Holder or any of its Affiliates, (x) “Affiliate” does not include any portfolio company of a Holder or any of its Affiliates and (y) for purposes of this Agreement, the Company and its subsidiaries shall not be deemed to be an Affiliate of any Holder or such Holder’s Affiliates. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.
“Agreement” has the meaning specified therefor in the introductory paragraph of this Registration Rights Agreement.
“Authority” means any domestic (including federal, state or local) or foreign court, arbitrator, administrative, regulatory or other governmental department, agency, official, commission, tribunal, authority or instrumentality, non-government authority or self-regulatory body (including any domestic or foreign securities exchange).
“Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Exchange Act. “Beneficial Ownership” has a correlative meaning.
“Block Trade” means the sale of Registrable Securities to one or more purchasers that are financial institutions in an offering registered under the Securities Act without a prior public marketing process by means of a block trade.
“Block Trade Notice” has the meaning specified therefor in Section 2.1(c) of this Agreement.
“Bought or Overnight Underwritten Offering” has the meaning specified therefor in Section 2.2(b) of this Agreement.
“Bought or Overnight Underwritten Holder Offering” means the sale of Registrable Securities to one or more purchasers that are financial institutions in an offering registered under the Securities Act (a) without a prior public marketing process by means of a bought deal or (b) pursuant to an “overnight” underwritten offering.
“Business Day” means any day other than a day on which the SEC is closed.
“Closing Date” means the date of this Agreement.
“Common Stock” means the common stock, par value $0.01 per share, of the Company, and any class or classes of securities issued or issuable with respect to such common stock by way of reclassification, dividend or distribution or in connection with any reorganization or other recapitalization, merger, consolidation or otherwise.
“Company” has the meaning specified therefor in the introductory paragraph of this Agreement and includes any successor thereto.
“CPPIB Holder” means CPP Investment Board Private Holdings (6), Inc., a Canadian corporation, and its Affiliates, when any such Person is a holder or owner of any Registrable Securities.
“CPPIB Holder Group” means, as of any time of determination, all CPPIB Holders at such time.

“Delivery Failure” has the meaning specified therefor in Section 2.8(a) of this Agreement.
“e-mail” has the meaning specified therefore in Section 3.1 of this Agreement.
“FINRA” means the Financial Industry Regulatory Authority, Inc.
“Holder” means the Sellers and their respective Affiliates, when such Person is a holder or owner of any Registrable Securities.
“IKAV Holder” means each of IKAV Impact S.a.r.l., a Luxembourg corporation, Simlog, Inc., a Delaware corporation, and IKAV Energy Inc., a Delaware corporation, and each of their respective Affiliates, when any such Person is a holder or owner of any Registrable Securities.
“IKAV Holder Group” means, as of any time of determination, all IKAV Holders at such time.
“Included Registrable Securities” has the meaning specified therefor in Section 2.2(a) of this Agreement.
“Launch Date” has the meaning specified therefor in Section 2.2(b) of this Agreement.
“Losses” has the meaning specified therefor in Section 2.8(b) of this Agreement.
“Managing Underwriter” means, with respect to any Underwritten Offering or Bought or Overnight Underwritten Offering, the book running lead manager of such Underwritten Offering or Bought or Overnight Underwritten Offering.
“Maximum Number of Securities” has the meaning specified therefor in Section 2.1(c) of this Agreement.
“Maximum Piggyback Number of Securities” has the meaning specified therefor in Section 2.2(b) of this Agreement.
“Member Holder Group” means each of the CPPIB Holder Group, the IKAV Holder Group and the Oaktree Holder Group, singly.
“Merger Agreement” has the meaning specified therefor in the recitals of this Agreement.
“Oaktree Holder” means each of OCM Opps Xb AIF Holdings (Delaware), L.P., a Delaware limited partnership, Oaktree Huntington Investments Fund II AIF, L.P. – Class C, a Delaware limited partnership, OCM XI AIV Holdings (Delaware), L.P., a Delaware limited partnership, and OCM Aera E Holdings, LLC, a Delaware limited liability company, and each of their respective Affiliates, when any such Person is a holder or owner of any Registrable Securities.
“Oaktree Holder Group” means, as of any time of determination, all Oaktree Holders at such time.
“Opt-Out Notice” has the meaning specified therefor in Section 2.2(b) of this Agreement.

“Other Holder” has the meaning specified therefor in Section 2.2(c) of this Agreement.
“Person” means any natural person, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, foundation, unincorporated organization or government or other agency or political subdivision thereof.
“Piggyback Offering” has the meaning specified therefor in Section 2.2(a) of this Agreement.
“Primary Selling Holder” has the meaning specified therefor in Section 2.1(b) of this Agreement.
“Registrable Securities” means the Securities, upon original issuance thereof, or any shares or other securities issued in respect of such Registrable Securities because of or in connection with any stock dividend, stock distribution, stock split, purchase in any rights offering or in connection with any exchange for or replacement of such Registrable Securities or any combination of shares, recapitalization, merger or consolidation, or any other equity securities issued pursuant to any other pro rata distribution with respect to the Common Stock or other Registrable Securities, until such time as such securities cease to be Registrable Securities pursuant to Section 1.2 hereof.
“Registration Expenses” has the meaning specified therefor in Section 2.7(a) of this Agreement.
“Rule 144” means Rule 144 promulgated under the Securities Act or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.
“SEC” means the U.S. Securities and Exchange Commission (or any successor agency).
“Securities” means the shares of Common Stock issued pursuant to the Merger Agreement.
“Seller” has the meaning specified therefor in the introductory paragraph of this Agreement.
“Selling Expenses” means all underwriting discounts, selling commissions or similar fees or arrangements or stock transfer taxes allocable to the sale of the Registrable Securities, and fees and disbursements of counsel to the Selling Holders, other than those fees and disbursements of counsel required to be paid by the Company pursuant to Section 2.6(a) of this Agreement.
“Selling Holder” means a Holder who is selling Registrable Securities pursuant to a registration statement.
“Selling Holder Indemnified Persons” has the meaning specified therefor in Section 2.8(a) of this Agreement.
“Shelf Registration” has the meaning specified therefor in Section 2.1(a) of this Agreement.

“Shelf Registration Statement” has the meaning specified therefor in Section 2.1(a) of this Agreement.
“Stockholder’s Agreement” means, with respect to a Seller, that certain Stockholder’s Agreement, dated as of the date hereof, by and between such Seller or its Affiliate and the Company.
“Termination Date” has the meaning specified therefor in Section 3.17 of this Agreement.
“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, Registrable Securities.
“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Offering” has the meaning specified therefor in Section 2.1(b) of this Agreement.
“Underwritten Offering Filing” has the meaning specified therefor in Section 2.2(a) of this Agreement.
“Underwritten Offering Notice” has the meaning specified therefor in Section 2.1(b) of this Agreement.
“Underwritten Offering Request” has the meaning specified therefor in Section 2.1(b) of this Agreement.
Section 1.2    Registrable Securities. Any Registrable Security will cease to be a Registrable Security when (a) a registration statement covering such Registrable Security becomes or has been declared effective by the SEC and such Registrable Security has been sold or disposed of pursuant to such effective registration statement; (b) such Registrable Security has been disposed of pursuant to any section of Rule 144 under circumstances in which all of the applicable conditions of such Rule (then in effect) are met; or (c) such Registrable Security has been sold or disposed of in a transaction in which the Holders’ rights under this Agreement are not transferred or assigned pursuant to Section 3.3 of this Agreement.
ARTICLE II
REGISTRATION RIGHTS
Section 2.1    Shelf Registration.
(a)    Registration. The Company shall, as soon as practicable after the Closing Date, but in any event within 20 Business Days after the Closing Date, file a “shelf” registration statement to permit the resale of the Registrable Securities from time to time pursuant to Rule 415 promulgated under the Securities Act (a “Shelf Registration”). The registration statement shall be on Form S-3 or, if Form S-3 is not then available to the Company, on Form S-1 or such other form of registration statement as is then available to effect a registration for the offer and sale of the Registrable Securities (such registration statement, a “Shelf Registration Statement”). If permitted under the Securities Act, such registration statement shall be one that is automatically effective upon filing and, if such registration is not automatically effective, the Company shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the 120th calendar day following the filing date thereof if the SEC notifies the Company that it will “review” such registration statement and (b) the 10th Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Subject to the provision by each Holder of all information reasonably requested by the Company for such purposes, the Company shall use commercially reasonable efforts to cause the Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that the Shelf Registration Statement is available or, if not available, that another registration statement is available, for the resale of all the Registrable Securities by the Holders until such time as there are no longer any Registrable Securities; provided, however, that, other than in connection with an Underwritten Offering, the Company shall not be required to supplement or amend any registration statement to reflect the transfer to a new or existing Holder except upon request of either Seller and in any event not more than four times in any consecutive 12 months (excluding supplements or amendments in connection with an Underwritten Offering). In the event the Company files a registration statement on Form S-1, the Company shall use its commercially reasonable efforts to convert such registration statement into a registration statement on Form S-3 as soon as practicable after Form S-3 is available to the Company.
(b)    Right to Effect Underwritten Offerings. Subject to the provisions hereof, members of the CPPIB Holder Group and IKAV Holder Group shall be entitled, at any time and from time to time when a Shelf Registration Statement is effective and until the Termination Date, to sell all or a portion of such Registrable Securities as are then registered pursuant to such registration statement in an underwritten offering or a Bought or Overnight Underwritten Holder Offering (each, an “Underwritten Offering”) upon not less than seven Business Days’ prior written notice to the Company (such request, an “Underwritten Offering Request”); provided, however, that (based on then-current market prices) the number of Registrable Securities included in each such Underwritten Offering would reasonably be expected to yield gross proceeds to the Holders of at least $50,000,000, and provided further that each of the CPPIB Holder Group and the IKAV Holder Group shall not be entitled to request an Underwritten Offering (i) more than four times in the aggregate and (ii) more than two times in any single calendar year. As soon as reasonably practicable after receipt by the Company of an Underwritten Offering Request from a Holder (the “Primary Selling Holder”) in accordance with this Section 2.1(b), the Company shall give written notice (an “Underwritten Offering Notice”) of such Underwritten Offering Request to all other Holders and shall, subject to the provisions of this Article II, use commercially reasonable efforts to include in such Underwritten Offering all Registrable Securities with respect to which the Company received written requests for inclusion therein within five Business Days after such Underwritten Offering Notice is given by the Company to such Holders.
(c)    Block Trade. Notwithstanding anything in Section 2.1(b), any member of the CPPIB Holder Group and IKAV Holder Group shall be permitted to request that the Company facilitate a Block Trade, subject to the provisions of this Section 2.1(c) up to two times in any single calendar year. All requests that the Company facilitate a Block Trade by a member of the applicable Member Holder Group (a “Holder Block Trade”) shall be made by giving written notice to the Company (a “Block Trade Notice”). Each Block Trade Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Holder Block Trade and the proposed date of such proposed Holder Block Trade, provided that such date must be at least five Business Days after receipt of the Block Trade Notice. Notwithstanding the foregoing, the Company will not be required to take any action pursuant to this Section 2.1(c) if a Block Trade is not expected to yield aggregate gross proceeds of at least $50,000,000. The Company shall use its commercially reasonable efforts to facilitate each such Block Trade, including, the delivery of customary comfort letters and customary legal opinions, subject to receipt by the Company, its auditors and legal counsel of customary representations and other customary documentation as may be reasonably necessary to permit the delivery of such comfort letters and legal opinions.
(d)    Priority on Underwritten Offering. With respect to the registration pursuant to this Section 2.1, the Company may include shares of Common Stock other than Registrable Securities in an Underwritten Offering, subject to the terms provided below. If the Managing Underwriter or Underwriters of any Underwritten Offering advises the Company and the Primary Selling Holder that the total amount of securities that the Selling Holders and any other Persons intend to include in such Underwritten Offering exceeds the number that can be sold in such Underwritten Offering without being likely to have an adverse effect on the price, timing or distribution of the securities offered or the market for such securities (the “Maximum Number of Securities”), then the securities to be included in such Underwritten Offering shall include the number of securities that such Managing Underwriter or Underwriters advises the Company and the Primary Selling Holder can be sold without having such adverse effect, with such number to be allocated: (x) first, to the Registrable Securities proposed to be sold by the Primary Selling Holder in such Underwritten Offering up to the Maximum Number of Securities; (y) second, to the extent that the Maximum Number of Securities has not been reached under clause (x), to the Registrable Securities proposed to be sold by all other Selling Holders in such Underwritten Offering, pro rata based upon the number of Registrable Securities owned by each such Selling Holder at the time of such offering, which can be sold without exceeding the Maximum Number of Securities; and (z) third, to the extent that the Maximum Number of Securities has not been reached under clauses (x) and (y), to the securities to be offered and sold by or on behalf of the Company, which can be sold without exceeding the Maximum Number of Securities.
(e)    Selection of Underwriters. If any of the Registrable Securities are to be sold (i) in an Underwritten Offering (excluding a Bought or Overnight Underwritten Holder Offering) initiated by the Holders, the Company shall propose three or more reputable nationally recognized investment banks to act as the Managing Underwriter or Underwriters in connection with such Underwritten Offering from which the Primary Selling Holder shall select the Managing Underwriter or Underwriters, and (ii) in a Bought or Overnight Underwritten Holder Offering, the Primary Selling Holder in such Bought or Overnight Underwritten Holder Offering shall be entitled to select the Underwriter or Underwriters for such Bought or Overnight Underwritten Holder Offering (which shall consist of one or more reputable nationally recognized investment banks). The Primary Selling Holder shall determine the pricing of the Registrable Securities offered pursuant to such Underwritten Offering, the applicable underwriting discounts and commissions, and the timing of any such Underwritten Offering, subject to this Agreement.

(f)    Basis of Participation. No Holder may sell Registrable Securities in any offering pursuant to an Underwritten Offering unless it (i) agrees to sell such Registrable Securities on the same basis provided in the underwriting or other distribution arrangements approved by the Company and the Primary Selling Holder that apply to the Company and/or the Primary Selling Holder, as applicable, and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, lockups and other customary documents as may be reasonably required under the terms of such arrangements; provided, however, that no Holder shall be required to make any representations or warranties to the Company or any underwriter (other than representations and warranties regarding such Holder’s ownership of its Registrable Securities to be sold or transferred, such Holder’s power and authority to effect such transfer, and such matters pertaining to compliance with securities laws as may be reasonably requested by the Company or the underwriters, and such other representations, warranties and other provisions relating to such Holder’s participation in such Underwritten Offering as may be reasonably requested by the underwriters) or to undertake any indemnification obligations to the Company with respect thereto, except as otherwise provided in Section 2.8(b) or to the Underwriters with respect thereto.
(g)    Delay Rights. Notwithstanding anything to the contrary contained herein, the Company may, upon written notice to the Selling Holders, delay the filing or effectiveness of a registration statement or execution of an Underwritten Offering under this Section 2.1 or, suspend the use of any prospectus which is a part of a registration statement filed under this Section 2.1 (in which event the Selling Holders shall discontinue sales of the Registrable Securities pursuant to such registration statement but such Selling Holder may settle any contracted sales of Registrable Securities) if the Company notifies the Selling Holders in writing that the Company (i) is pursuing a bona fide material acquisition, merger, reorganization, disposition, joint venture, financing or other similar transaction and a majority of the board of directors of the Company (the “Board”) determines in its reasonable and good faith discretion that any required disclosure of such transaction in the registration statement would have an adverse effect on any such transaction or (ii) is in possession of material non-public information and a majority of the Board determines in its reasonable and good faith discretion that any required disclosure in the registration statement of such information or event would not be in the best interest of the Company; provided, however, in no event shall (A) such filing of the registration statement under Section 2.1 be delayed under this Section 2.1(f) for a period that exceeds 90 consecutive days or 120 days in the aggregate, in each case, in any 12-month period, or (B) any Selling Holder be suspended under this Section 2.1(f) or Section 2.3(p) from selling Registrable Securities pursuant to such registration statement for a period that exceeds 90 consecutive days or 120 days in the aggregate, in each case, in any 12-month period. Upon notice by the Company to the Selling Holders of any Board determination to delay the filing of a registration statement under Section 2.1 or suspend the use of any prospectus which is a part of a registration statement filed under Section 2.1, the Selling Holders shall refrain from making offers and sales of Registrable Securities during the pendency of such delay or suspension, keep the fact of any such delay or suspension strictly confidential and not use or disclose such notice or information to any Person other than such Selling Holders’ legal counsel or as required by law. If, pursuant to this Section 2.1(f), the Company delays an Underwritten Offering requested by the Holders, the Holders shall be entitled to withdraw such Underwritten Offering Request and, if they do so, such request shall not count against the limitations on the number of such registrations set forth in Section 2.1(b). Upon disclosure of such information or the termination of the condition described above, the Company shall provide prompt notice to the Selling Holders and shall promptly terminate any suspension of sales it has put into effect and shall take such other actions to permit registered sales of Registrable Securities as contemplated in this Agreement. The Company may only exercise its suspension rights under this Section 2.1 if it exercises similar suspension rights with respect to each other holder of securities that is entitled to registration rights under an agreement with the Company.
Section 2.2    Piggyback Rights.
(a)    Participation. Except as provided in Section 2.2(b), if at any time after 180 days following the date of this Agreement, the Company proposes to file (i) a shelf registration statement, (ii) a prospectus supplement to an effective shelf registration statement, and Holders could be included without the filing of a post-effective amendment thereto (other than a post-effective amendment that is immediately effective), or (iii) a registration statement, other than the registration statements contemplated by Section 2.1 of this Agreement, in the case of each of clause (i), (ii) or (iii), for the sale of Common Stock in an Underwritten Offering (other than a Bought or Overnight Underwritten Holder Offering) for its own account and/or the account of another Person, then as soon as reasonably practicable but not less than five Business Days prior to the filing of (A) any preliminary prospectus supplement relating to such Underwritten Offering pursuant to Rule 424(b) under the Securities Act, (B) the prospectus supplement relating to such Underwritten Offering pursuant to Rule 424(b) under the Securities Act (if no preliminary prospectus supplement is used) or (C) such registration statement, as the case may be (an “Underwritten Offering Filing”), the Company shall give notice (including, but not limited to, notification by electronic mail) of such proposed Underwritten Offering (a “Piggyback Offering”) to the Holders and such notice shall offer the Holders the opportunity to include in such Underwritten Offering such number of the Registrable Securities (the “Included Registrable Securities”) as the Holders may request in writing; provided, however, that if the Company has been advised by the Managing Underwriter, and the Company has advised the Selling Holders, that the inclusion of Registrable Securities for sale for the benefit of the Selling Holders will have an adverse effect on the price, timing or distribution of the Common Stock in the Underwritten Offering, then the amount of Registrable Securities to be offered for the accounts of Selling Holders shall be determined based on the provisions of Section 2.2(c) of this Agreement. The notice required to be provided in this Section 2.2(a) to the Holders shall be provided on a Business Day pursuant to Section 3.1 hereof. The Holders shall then have four Business Days to request inclusion of Registrable Securities in such Underwritten Offering. If no request for inclusion from the Holders is received within such period, the Holders and their Affiliates shall have no further right to participate in such Underwritten Offering. If, at any time after giving written notice of its intention to undertake an Underwritten Offering and prior to the closing of such Underwritten Offering, the Company or such other Persons who have or have been granted registration rights, as applicable, shall determine for any reason not to undertake or to delay such Underwritten Offering, the Company may, at its election, give written notice of such determination to the Selling Holders and, (x) in the case of a determination not to undertake such Underwritten Offering, shall be relieved of its obligation to sell any Included Registrable Securities in connection with such terminated Underwritten Offering, and (y) in the case of a determination to delay such Underwritten Offering, shall be permitted to delay offering any Included Registrable Securities for the same period as the delay in the Underwritten Offering. A Selling Holder shall have the right to withdraw its request for inclusion of such Selling Holder’s Registrable Securities in such offering by giving written notice to the Company of such withdrawal prior to the filing of the registration statement or prospectus supplement relating to such offering.
(b)    Bought or Overnight Underwritten Offering Piggyback Rights. If, at any time after 180 days following the date of this Agreement, the Company or any other Person proposes to file an Underwritten Offering Filing and such Underwritten Offering is a bought Underwritten Offering or is expected to be launched (the “Launch Date”) after the close of trading on one trading day and priced before the open of trading on the next succeeding trading day (either such execution format, a “Bought or Overnight Underwritten Offering”), then no later than one Business Day after the Managing Underwriter is engaged for the proposed Bought or Overnight Underwritten Offering, the Company shall notify (including, but not limited to, notice by electronic mail) the Holders of the pendency of the Bought or Overnight Underwritten Offering and such notice shall offer the Holders the opportunity to include in such Bought or Overnight Underwritten Offering such number of Registrable Securities as any Holder may request in writing within one Business Day after the Holders receive such notice; provided, that if the Managing Underwriter or Underwriters advises the Company that the giving of notice pursuant to this Section 2.2(b) would adversely affect the Bought or Overnight Underwritten Offering, no such notice shall be required (and the Holders shall have no right to include Registrable Securities in such Bought or Overnight Underwritten Offering). The notice required to be provided in this Section 2.2(b) to the Holders shall be provided on a Business Day pursuant to Section 3.1 hereof. The Holders shall then have two Business Days to request inclusion of Registrable Securities in the Bought or Overnight Underwritten Offering. If no request for inclusion from the Holders is received within such period, the Holders and their Affiliates shall have no further right to participate in such Underwritten Offering. If, at any time after giving written notice of such Bought or Overnight Underwritten Offering pursuant to this Section 2.2(b) and prior to the execution of the underwriting agreement or purchase agreement for such Bought or Overnight Underwritten Offering, the Company or the applicable Person initiating such Bought or Overnight Underwritten Offering determines for any reason not to undertake or to delay such Bought or Overnight Underwritten Offering, the Company shall give written notice of such determination to the Selling Holders and, (i) in the case of a determination not to undertake such Bought or Overnight Underwritten Offering, shall be relieved of its obligation to sell any Registrable Securities held by the Selling Holders in connection with such abandoned or delayed Bought or Overnight Underwritten Offering, and (ii) in the case of a determination to delay such Bought or Overnight Underwritten Offering, shall be permitted to delay offering any Registrable Securities held by the Selling Holders for the same period as the delay of the Bought or Overnight Underwritten Offering. Each Selling Holder shall have the right to withdraw its request for inclusion of such Selling Holder’s Registrable Securities in such Bought or Overnight Underwritten Offering by giving written notice to the Company of such withdrawal at least one Business Day prior to execution of the underwriting agreement or purchase agreement for such Bought or Overnight Underwritten Offering. Notwithstanding the foregoing, a Holder may deliver a written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed Piggyback Offering; provided, however, that such Holder may later revoke such Opt-Out Notice in writing. Following receipt of such Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not deliver any notice to such Holder pursuant to this Section 2.2 and such Holder shall not be entitled to participate in any such Piggyback Offering pursuant to this Section 2.2.

(c)    Priority of Rights. In connection with an Underwritten Offering contemplated by Section 2.2(a) or Section 2.2(b), as applicable, if the Managing Underwriter or Underwriters of any such Underwritten Offering or advises the Company, and the Company advises the Selling Holders in writing, that the total amount of Common Stock that the Selling Holders and any other Persons intend to include in such Underwritten Offering exceeds the number that can be sold in such Underwritten Offering without being likely to have an adverse effect on the price, timing or distribution of the Common Stock offered or the market for the Common Stock (the “Maximum Piggyback Number of Securities”), then the Common Stock to be included in such Underwritten Offering shall include the number of Registrable Securities that such Managing Underwriter or Underwriters advises the Company can be sold without having such adverse effect, with such number to be allocated (i) first, to the shares of Common Stock proposed to be sold by the Company or such other Person that has requested such registration, filing or offering, as the case may be, up to the Maximum Piggyback Number of Securities; (ii) second, to the extent the Maximum Piggyback Number of Securities has not been reached under clause (i), to the Registrable Securities proposed to be included in such Underwritten Offering by the other Selling Holders, pro rata among such Selling Holders based on the number of Registrable Securities owned by such Selling Holder at the time of such offering, which can be sold without exceeding the Maximum Piggyback Number of Securities; and (iii) third, to the extent the Maximum Piggyback Number of Securities has not been reached under clauses (i) and (ii), to the shares of Common Stock proposed to be included in such Underwritten offering by any other holders of shares of Common Stock having rights of registration with respect to such shares (“Other Holders”) who have requested participation in such Underwritten Offering, pro rata among such Other Holders based on the number of shares of Common Stock owned by such Other Holder at the time of such offering, which can be sold without exceeding the Maximum Piggyback Number of Securities.
(d)    At-the-Market Offerings. Notwithstanding anything in this Section 2.2 to the contrary, no Holder shall have any right to include any securities in any offering by the Company of securities executed pursuant to any “at the market” program that the Company may have in effect from time to time on or after the date of this Agreement.
Section 2.3    Registration Procedures. In connection with its obligations under this Article II, the Company (or the applicable Selling Holder in the case of Section 2.3(p)), will:
(a)    prepare and file with the SEC, and use its commercially reasonable efforts to cause to be declared or become effective as soon as reasonably practicable, each registration statement contemplated by this Agreement with respect to all Registrable Securities as provided herein, and make all required filings with FINRA; provided, that, upon the occurrence of any event that would cause any registration statement or the prospectus contained therein to contain a material misstatement or omission, the Company shall file an appropriate amendment to the registration statement, a supplement to the prospectus, or a report filed with the SEC pursuant to Section 13(a), 14 or 15(d) of the Exchange Act, correcting any such misstatement or omission, and the Company shall use its commercially reasonable efforts to cause such amendment to be declared or become effective and the registration statement and the related prospectus to become usable for their intended purposes as soon as reasonably practicable thereafter;
(b)    (i) prepare and file with the SEC such amendments and supplements to each registration statement and the prospectus used in connection therewith as may be necessary to cause the registration statement to be effective and as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by the registration statement; and (ii) if a prospectus supplement will be used in connection with the marketing of an Underwritten Offering or Bought or Overnight Underwritten Offering from a registration statement contemplated by this Agreement and the Managing Underwriter at any time shall notify each Selling Holder that, in the reasonable judgment of such Managing Underwriter, inclusion of detailed information to be used in such prospectus supplement is of material importance to the success of the Underwritten Offering or Bought or Overnight Underwritten Offering of such Registrable Securities, or if such information is required by applicable law (including the rules and regulations of the SEC), include such information in a prospectus supplement; provided, that, before filing any registration statement, prospectus or any amendments or supplements thereto the Company shall provide reasonable advance notice thereof to each Selling Holder and, if requested, furnish a reasonable opportunity to review copies of all such documents (including copies of any documents to be incorporated by reference therein and all exhibits thereto) proposed to be filed (in each case at least three Business Days prior to such filing or, in the case of documents filed in connection with an Bought or Overnight Underwritten Offering, at least one Business Day), and the Company shall not file any such registration statement or prospectus or any amendments or supplements thereto in respect of which a Selling Holder has provided or must provide information for the inclusion therein without such Selling Holder being afforded an opportunity to review such documentation;
(c)    furnish to each Selling Holder such number of copies of the registration statement and the prospectus included therein and any supplements and amendments thereto as the Selling Holders may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by the registration statement;
(d)    if applicable, use its commercially reasonable efforts to register or qualify the Registrable Securities covered by any registration statement contemplated by this Agreement under the securities or blue sky laws of such jurisdictions as a Selling Holder or, in the case of an Underwritten Offering or Bought or Overnight Underwritten Offering, the Managing Underwriter, shall reasonably request, to use its commercially reasonable efforts to keep such registration or qualification in effect for so long as such registration statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable each Selling Holder to consummate the disposition in such jurisdictions of the securities owned by such Selling Holder, provided, that, the Company will not be required to qualify generally to transact business in any jurisdiction where it is not then required to so qualify, subject itself to taxation in any jurisdiction where it is not then taxed, or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;
(e)    promptly notify each Selling Holder and each underwriter of Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of (i) the filing of any registration statement contemplated by this Agreement or any prospectus or prospectus supplement to be used in connection therewith, or any amendment or supplement thereto, and, with respect to such registration statement or any post-effective amendment thereto contemplated by this Agreement, when the same has become effective; and (ii) receipt of any written comments from the SEC with respect to any filing referred to in clause

(i) and any written request by the SEC for amendments or supplements to any registration statement contemplated by this Agreement or any prospectus or prospectus supplement thereto;
(f)    promptly notify each Selling Holder and each underwriter of Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of (i) the happening of any event as a result of which the prospectus or prospectus supplement contained in any registration statement contemplated by this Agreement or any post-effective amendment thereto, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (ii) the issuance by the SEC of any stop order suspending the effectiveness of any registration statement contemplated by this Agreement, or the initiation of any proceedings for that purpose; or (iii) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction. Following the provision of such notice, the Company agrees to, as promptly as reasonably practicable, amend or supplement the prospectus or prospectus supplement or take other appropriate action so that the prospectus or prospectus supplement does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and to use its commercially reasonable efforts to take such other action as is necessary to remove a stop order, suspension, threat thereof or proceedings related thereto;
(g)    furnish to each Selling Holder copies of any and all transmittal letters or other correspondence with the SEC or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering of Registrable Securities or any such registration statement relating to the offering of Registrable Securities;
(h)    in the case of an Underwritten Offering or Bought or Overnight Underwritten Offering, use its commercially reasonable efforts to furnish, or cause to be furnished, upon request and addressed to the underwriters, placement agents or sales agents, as applicable, and to the Selling Holders, (i) an opinion and negative assurance letter of counsel for the Company, dated the effective date of the applicable registration statement or the date of any amendment or supplement thereto, and an opinion and letter of like kind dated the date of the closing under the underwriting agreement, and (ii) a “comfort letter,” dated the effective date of the applicable registration statement or the date of any amendment or supplement thereto and a letter of like kind dated the date of the closing under the underwriting agreement or other purchase or sales agreement, in each case, signed by the independent public accountants (and, if applicable, independent reserve engineers who have certified the Company’s financial statements (or prepared or reviewed or audited, as applicable, oil and gas reserves) included or incorporated by reference into the applicable registration statement), and each such opinion and “comfort letter” shall be in customary form and cover substantially the same matters with respect to such registration statement (and the prospectus and any prospectus supplement included therein) as are customarily covered in opinions of issuer’s counsel and in accountants’ (and, if applicable, independent reserve engineers’) letters delivered to the underwriters in Underwritten Offerings or Bought or Overnight Underwritten Offerings of securities, and such other matters as such underwriters or placement or sales agents or a Selling Holder may reasonably request;

(i)    otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;
(j)    make available to the appropriate representatives of the Managing Underwriter and the Selling Holders access to such information and the Company personnel as is reasonable and customary to enable such parties to establish a due diligence defense under the Securities Act; provided, that, the Company need not disclose any information to any such representative unless and until such representative has entered into a confidentiality agreement with the Company;
(k)    use its commercially reasonable efforts to cause all Registrable Securities registered pursuant to this Agreement to be listed on each securities exchange or nationally recognized quotation system on which similar securities issued by the Company are then listed or quoted;
(l)    use its commercially reasonable efforts to cause the Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Selling Holders to consummate the disposition of such Registrable Securities;
(m)    provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement not later than the effective date of such registration statement;
(n)    enter into customary agreements and use its commercially reasonable efforts to take such other actions as are reasonably requested by the Selling Holders or the underwriters or placement or sales agents, if any, in order to expedite or facilitate the disposition of such Registrable Securities and entry of such Registrable Securities in book-entry with The Depository Trust Company (including, making appropriate officers of the Company available to participate in any “road show” presentations before analysts and other customary marketing activities (including one on one meetings with prospective purchasers of the Registrable Securities));
(o)    use its commercially reasonable efforts to cause the Registrable Securities to be initially represented by direct registration with the Company’s transfer agent and provide a CUSIP number for all Registrable Securities and, in connection therewith, if reasonably required by the Company’s transfer agent, the Company shall promptly deliver any authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without legend upon sale by the holder of such shares of Registrable Securities under a shelf registration statement or any other registration statement contemplated by this Agreement;

(p)    each Selling Holder, upon receipt of notice from the Company of the happening of any event of the kind described in subsection (f) of this Section 2.3, shall forthwith discontinue disposition of the Registrable Securities until such Selling Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by subsection (f) of this Section 2.3 or until it is advised in writing by the Company that the use of the prospectus may be resumed, and has received copies of any additional or supplemental filings incorporated by reference in the prospectus, and, if so directed by the Company, such Selling Holder will, or will request the Managing Underwriter or Underwriters, if any, to deliver to the Company (at the Company’s expense) all copies in their possession or control, other than permanent file copies then in such Selling Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice;
(q)    if requested by a Selling Holder, (i) as soon as reasonably practicable incorporate in a prospectus supplement or post-effective amendment such information as a Selling Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including information with respect to such Holder or any subsequent Holder, the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as reasonably practicable make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as reasonably practicable, supplement or make amendments to the registration statement; and
(r)    use its commercially reasonable efforts to take all other steps reasonably necessary to effect the registration of, and facilitate the disposition of, the Registrable Securities contemplated hereby.
Section 2.4    Cooperation by Holders. The Company shall have no obligation to include in any registration statement contemplated by this Agreement any Registrable Securities of a Holder who has failed to timely furnish such information that the Company, based on the advice of counsel, determines is reasonably required to be furnished or confirmed in order for the registration statement or prospectus supplement thereto, as applicable, to comply with the Securities Act.
Section 2.5    Restrictions on Public Sale by Holders of Registrable Securities. Each Holder of Registrable Securities participating in an Underwritten Offering or Bought or Overnight Underwritten Offering of equity securities by the Company agrees, if requested by such Managing Underwriter or Underwriters with respect to such Underwritten Offering or Bought or Overnight Underwritten Offering such Holder is participating in, not to effect any public sale or distribution of the Registrable Securities for a period of up to 90 days following completion of such Underwritten Offering or Bought or Overnight Underwritten Offering, as applicable, provided that (i) the Company gives written notice to the Holders of the date of the commencement and termination of such period with respect to any such Underwritten Offering or Bought or Overnight Underwritten Offering and (ii) the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters of such public sale or distribution on the Company or on the officers or directors or any other shareholder of the Company on whom a restriction is imposed; provided further, that this Section 2.5 shall not apply to a Holder that, together with its Affiliates, Beneficially Owns less than 7.5% of the issued and outstanding shares of Common Stock at the time of the offering unless such Holder (or its Affiliate) has the right to nominate a member of the Board and has not waived such right under the applicable Stockholder’s Agreement. Without limiting the generality of the foregoing, (a) no Holder participating in such offering shall be required to sign a lock-up agreement that contains restrictions that are more restrictive than the restrictions contained in the lock-up agreements executed by any other holder of Common Stock participating in such offering, and (b) each Holder shall be released, pro rata, from any lock-up agreement entered into pursuant to this Section 2.5 in the event and to the extent that the Managing Underwriter or the Company permit any discretionary waiver or termination of the restrictions of any lock-up agreement pertaining to any officer, director or participating holder of Common Stock.
Section 2.6    Transfer Restrictions.
(a)    Subject to Section 2.6(b) and (c), each Holder agrees that, without the prior written consent of the Company, such Holder shall not Transfer all or any part of the Registrable Securities or any right or economic interest pertaining thereto, including the right to vote or consent on any matter or to receive or have any economic interest in dividends from the Company pursuant thereto (the “Lock-up Restriction”); provided, however, that the Lock-up Restriction shall not apply with respect to any Transfer to general partners, limited partners, members or stockholders of any such Holder, or to any corporation, partnership, limited liability company, investment fund or other entity that controls or manages or is controlled or managed by any such Holder or its Affiliates, or to any Affiliate under common control or management with any such Holder other than, in each case, a portfolio company of a Holder or any of its Affiliates, provided that, as a condition to the effectiveness of such Transfer, (i) such transferee agrees in writing, for the benefit of the Company, to be bound by the terms of this Agreement applicable to such Holder and (ii) the Company is given written notice prior to any such Transfer, stating the name and address of each such transferee and identifying the Securities to be Transferred.
(b)    The Lock-up Restriction shall cease to apply to the Registrable Securities as follows:
(i)    on and after the six-month anniversary of the date hereof, the members of each Member Holder Group may Transfer up to 1/3 of the total number of Registrable Securities in the aggregate (rounded up to the nearest whole Registrable Security) Beneficially Owned by such Member Holder Group as of the date hereof;
(ii)    on and after the 12-month anniversary of the date hereof, the members of each Member Holder Group may Transfer up to 2/3 of the total number of Registrable Securities in the aggregate (rounded up to the nearest whole Registrable Security), minus the total number of Registrable Securities Transferred by the members of such Member Holder Group pursuant to Section 2.6(b)(i), Beneficially Owned by such Member Holder Group as of the date hereof; and
(iii)    on and after the 18-month anniversary of the date hereof, the Lock-up Restriction shall no longer apply and each Holder may Transfer all of the total number of Securities Beneficially Owned by such Holder as of the date hereof.

(c)    Notwithstanding the foregoing, the Lock-up Restriction shall not apply to, and nothing in the foregoing shall restrict or prohibit any Holder or any of its Affiliates from, any of the following:
(i)    any Transfer in connection with the completion of a liquidation, stock exchange or other similar transaction that results in all of the Company’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property;
(ii)    Transferring Registrable Securities to the Company pursuant to agreements under which the Company has the option to repurchase such Securities or pursuant to a share repurchase program approved by the Board;
(iii)    engaging in hedging or other transactions or arrangements, in each case, concerning a broad-based index or basket of securities that may involve shares of Common Stock of the Company but do not otherwise involve the Transfer of any Registrable Securities Beneficially Owned by a Holder and would not require any filing by any Holder under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock Beneficially Owned by such Holder; or
(iv)    Transferring Registrable Securities by operation of law or pursuant to a final order of a court or regulatory agency.
(d)    Any purported Transfer in violation of this Section 2.6 shall be null and void ab initio.
Section 2.7    Expenses.
(a)    Certain Definitions. “Registration Expenses” means all expenses incident to the Company’s performance under or compliance with this Agreement to effect the registration of Registrable Securities on any registration statement, prospectus or prospectus supplement or amendment or supplement contemplated by this Agreement, an Underwritten Offering or Bought or Overnight Underwritten Offering covered under this Agreement, and/or the disposition of such securities, including, without limitation, all registration, filing, securities exchange listing fees, all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws, fees of FINRA and fees of transfer agents and registrars, all word processing, duplicating and printing expenses, and the reasonable and documented fees and disbursements of (x) one counsel to the CPPIB Holder Group, one counsel to the IKAV Holder Group and one counsel to the Oaktree Holder Group, in each case, to the extent such Member Holder Group is participating in such registration statement or offering, and (y) counsel and independent public accountants (and, if applicable, independent reserve engineers) for the Company, including the expenses of any legal opinions or letters, special audits or “comfort letters” required by or incident to such performance and compliance.
(b)    Expenses. The Company will pay all Registration Expenses as determined in good faith, including, in the case of an Underwritten Offering or Bought or Overnight Underwritten Offering, whether or not any sale is made pursuant to a registration statement; provided that Selling Holders shall pay any and all applicable Selling Expenses.

Section 2.8    Indemnification.
(a)    By the Company. In the event of a registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Company shall indemnify and hold harmless each Selling Holder thereunder, its Affiliates and their respective directors, officers, managers, employees and agents and each Underwriter pursuant to the applicable underwriting agreement with such Underwriter and each Person, if any, who controls such Selling Holder or Underwriter within the meaning of the Securities Act and the Exchange Act and its directors, officers, employees and agents (collectively, the “Selling Holder Indemnified Persons”), against any losses, claims, damages, expenses or liabilities (including reasonable attorneys’, accountants’ and experts’ fees and expenses) (collectively, “Losses”), joint or several, to which such Selling Holder Indemnified Person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any registration statement contemplated by this Agreement, any preliminary prospectus, prospectus supplement, free writing prospectus (or roadshow or other similar marketing material) or final prospectus, or any amendment or supplement thereof, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, and will reimburse each such Selling Holder Indemnified Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss or actions or proceedings; provided, however, that the Company will not be liable in any such case if and to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in strict conformity with information furnished by such Selling Holder Indemnified Person in writing specifically for use in a registration statement or any prospectus contained therein or any amendment or supplement thereof; and provided, further, that the Company will not be liable to any Selling Holder Indemnified Person with respect to any preliminary prospectus or the final prospectus (including any amended or supplemented preliminary or final prospectus), as the case may be, to the extent that any such Loss of such Selling Holder Indemnified Person results from the fact that such Selling Holder Indemnified Person did not send or give, at or prior to the written confirmation of the applicable sale of Registrable Securities, a copy of the final prospectus as then amended or supplemented, whichever is most recent, if the Company has previously furnished copies thereof to such Selling Holder Indemnified Person and such final prospectus, as then amended or supplemented, has corrected any such misstatement or omission (such failure to send or deliver, a “Delivery Failure”). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Selling Holder Indemnified Person and shall survive the transfer of such securities by the applicable Selling Holder.
(b)    By Each Selling Holder. Each Selling Holder agrees severally and not jointly to indemnify and hold harmless the Company, its directors and officers, and each Person, if any, who controls the Company (a “Company Indemnified Person”) within the meaning of the Securities Act or of the Exchange Act against (i) any Losses to the same extent as the foregoing indemnity from the Company to the Selling Holders, but only with respect to information regarding such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for inclusion in any registration statement contemplated by this Agreement or any prospectus contained therein or any amendment or supplement thereof relating to the Registrable Securities and (ii) any Losses of such Company Indemnified Person resulting from any Delivery Failure on the part of such Selling Holder; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any claim if such settlement is effected without the prior written consent of the Selling Holder, which consent shall not be unreasonably withheld or delayed; and provided, further that the liability of each Selling Holder shall not be greater in amount than the dollar amount of the proceeds (net of any Selling Expenses) received by such Selling Holder from the sale of the Registrable Securities giving rise to such indemnification.
(c)    Notice. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but such indemnified party’s failure to so notify the indemnifying party shall not relieve the indemnifying party from any liability which it may have to any indemnified party other than under this Section 2.8 except to the extent it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure. In any action brought against any indemnified party, it shall notify the indemnifying party of the commencement thereof; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability that it may have under this Section 2.8 except to the extent it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure. The indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 2.8 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, (i) if the indemnifying party has failed to assume the defense and employ counsel reasonably acceptable to the indemnified party or (ii) if the defendants in any such action include both the indemnified party and the indemnifying party and counsel to the indemnified party shall have concluded that there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, then the indemnified party shall have the right to select one separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the reasonable expenses and fees of one such separate counsel (firm) and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred. Notwithstanding any other provision of this Agreement, no indemnified party shall settle any action brought against it with respect to which it is entitled to indemnification hereunder without the consent of the indemnifying party, in its sole discretion, unless the settlement thereof imposes no liability or obligation on, and includes a complete and unconditional release from all liability of, the indemnifying party.
(d)    Contribution. If the indemnification provided for in this Section 2.8 is held by a court or government agency of competent jurisdiction to be unavailable to the Company or any Selling Holder Indemnified Person or is insufficient to hold it harmless in respect of any Losses, then each such indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses as between the Company, on the one hand, and such Selling Holder Indemnified Person, on the other hand, in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and of such Selling Holder Indemnified Person, on the other, in connection with the statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations; provided, however, that in no event shall any Selling Holder be required to contribute an aggregate amount in excess of the dollar amount of proceeds (net of any Selling Expenses) received by any Selling Holder from the sale of Registrable Securities giving rise to such indemnification. The relative fault of the Company, on the one hand, and each Selling Holder Indemnified Person, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact has been made by, or relates to, information supplied by such party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this paragraph. The amount paid by an indemnified party as a result of the Losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such indemnified party in connection with investigating or defending any Loss which is the subject of this paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.
(e)    Other Indemnification. The provisions of this Section 2.8 shall be in addition to any other rights to indemnification or contribution which an indemnified party may have pursuant to law, equity, contract or otherwise.
Section 2.9    Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the SEC that may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its commercially reasonable efforts to:
(a)    make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144, at all times from and after the Closing Date until there are no Registrable Securities outstanding;
(b)    file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the Closing Date until there are no Registrable Securities outstanding;
(c)    so long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as such Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing such Holder to sell any such securities without registration; and
(d)    take such further action as any Holder may reasonably request to enable the Holders to sell Registrable Securities without registration under the Securities Act within the limitations of the exemption provided by Rule 144, including, without limitation, delivering customary legal opinions, consents, certificates, resolutions and instructions to the Company’s transfer agent without unreasonable delay, and in each case as may be reasonably requested from time to time by the Holder, and otherwise use commercially reasonable efforts to cooperate with Holder and Holder’s broker in their efforts to effect such sale of securities pursuant to Rule 144.
Section 2.10    Information by Holder. Any Holder or Holders of Registrable Securities included in any registration statement shall promptly furnish to the Company such information regarding such Holder or Holders and the distribution proposed by such Holder or Holders as the Company may reasonably request and as shall be required in connection with any registration, qualification or compliance referred to herein.
Section 2.11    No Inconsistent Agreements; Limitation on Subsequent Registration Rights. The Company has not entered, as of the date hereof, and the Company shall not enter, after the date of this Agreement, into any agreement with respect to any of its securities that is inconsistent with the rights granted to the Sellers in this Agreement. From and after the date of this Agreement until there are no Registrable Securities outstanding, the Company shall not, without the prior written consent of the Holders of a majority of the then outstanding Registrable Securities held by each Member Holder Group, (i) enter into any agreement with any current or future holder of any securities of the Company that would allow such current or future holder to require the Company to include securities in any Piggyback Offering on a basis that is pari passu with or superior in any respect to the Piggyback Offering rights granted to the Holders pursuant to Section 2.2 of this Agreement, or (ii) enter into any agreement, take any action or permit any change to occur with respect to its securities that subordinates, conflicts with, or would impair the rights granted to the Holders pursuant to, and subject to any conditions or limitations thereon contained in, this Agreement.
ARTICLE III
MISCELLANEOUS
Section 3.1    Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that, each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:
If to the Company, to:
California Resources Corporation
1 World Trade Center, Suite 1500
Long Beach, California 90831
Attn:    Michael L. Preston
Email:    michael.preston@crc.com
With a copy to (which copy shall not constitute notice):

Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
Attn: Alison S. Ressler; Bradley S. King
E-mail: resslera@sullcrom.com; kingbrad@sullcrom.com
If to the Sellers, to:
[insert address]
Attn:
Email:
With a copy to (which copy shall not constitute notice):
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
Attn: David S. Allinson; Thomas G. Brandt
E-mail: david.allinson@lw.com; thomas.brandt@lw.com
solely with respect to notices provided to any Oaktree Holder, to:
Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attention: Jhett R. Nelson, P.C.; Adam Garmezy
E-Mail: jhett.nelson@kirkland.com; adam.garmezy@kirkland.com or, if to a transferee of a Holder, to the transferee at the address specified pursuant to Section 3.3 below. All notices and communications shall be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered; (ii) when notice is sent to the sender that the recipient has read the message, if sent by electronic mail; (iii) upon actual receipt if sent by registered or certified mail, return receipt requested, or regular mail, if mailed; and (iv) upon actual receipt when delivered to an air courier guaranteeing overnight deliver.
Section 3.2    Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties, including subsequent Holders of Registrable Securities to the extent permitted herein.
Section 3.3    Assignment of Rights. All or any portion of the rights and obligations of any Holder under this Agreement may be transferred or assigned by such Holder only in accordance with this Section 3.3. The rights to cause the Company to include Registrable Securities in any registration statement contemplated by this Agreement may be transferred or assigned by any Holder with a transfer of Registrable Securities to any Affiliate of such Holder that is not a portfolio company; provided, that (a) the Company is given written notice prior to any said transfer or assignment, stating the name and address of each such transferee and identifying the securities with respect to which such registration rights are being transferred or assigned and (b) as a condition to the effectiveness of such transfer, each such transferee or assignee assumes in writing responsibility for its portion of the obligations of such Holder under this Agreement. The Company may not transfer or assign any portion of its rights and obligations under this Agreement without the prior written consent of the Holders of at least a majority of the outstanding Registrable Securities, except that the Company may assign this Agreement at any time in connection with a sale or acquisition of the Company, whether by merger, consolidation, sale of all or substantially all of the Company’s assets, or similar transaction.
Section 3.4    Recapitalization Affecting the Stock. The Company agrees that it shall not effect or permit to occur any combination or subdivision of shares of Common Stock or other securities constituting Registrable Securities which would adversely affect the ability of any Holder of any Registrable Securities to include such Registrable Securities in any registration contemplated by this Agreement or the marketability of such Registrable Securities in any such registration.
Section 3.5    Specific Performance. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Section 3.17, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 3.5, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 3.5. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 3.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
Section 3.6    Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
Section 3.7    Rules of Construction.
(a)    Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.
(b)    The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Los Angeles time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.
(c)    In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Authority includes any successor to that Authority; (iii) any applicable law refers to such applicable law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable law or other law include any successor to such section; and (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.
Section 3.8    Governing Law; Venue; Waiver of Jury Trial.
(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.
(b)    THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF

CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 3.1 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 3.8.
Section 3.9    Severability of Provisions. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger Agreement and this Agreement may be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party shall not incur any liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order.
Section 3.10    Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Merger Agreement, the Stockholders’ Agreements, and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement, express or implied, limits or supersedes the Lock-Up Restriction.
Section 3.11    Amendment. This Agreement may be amended only by means of a written amendment signed by each of the parties hereto or thereto affected by such amendment; provided, however, that (i) Article II may only be amended by means of a written amendment signed by the Company and the Holders of a majority of the then outstanding Registrable Securities held by each Member Holder Group and (ii) no such amendment shall materially and adversely affect the rights of any Holder hereunder without the consent of such Holder.
Section 3.12    Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that no Person other than the Sellers (and their transferees or assignees) and the Company shall have any obligation hereunder and that no recourse under this Agreement shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any Seller or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any Seller or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, as such, for any obligations of any Seller under this Agreement or for any claim based on, in respect of or by reason of such obligation or its creation.
Section 3.13    Confidentiality of Records. Except as otherwise permitted in a Stockholder’s Agreement, each of the parties shall, and shall cause its Affiliates to, keep confidential, disclose only to its Affiliates or representatives and use only in connection with the transactions contemplated by this Agreement all information and data obtained by them from the other party or its Affiliates or representatives relating to such other party or the transactions contemplated hereby (other than information or data that (i) is or becomes available to the public other than as a result of a breach of this Section, (ii) was available on a non-confidential basis prior to its disclosure to or by one party to another, or (iii) becomes available to one party on a non-confidential basis from a source other than the other party; provided, that, such source is not known by the receiving party, after reasonable inquiry, to be bound by a confidentiality agreement with either of the non-receiving parties or their representatives and is not otherwise prohibited from transmitting the information to the receiving party by a contractual, legal or fiduciary obligation), unless disclosure of such information or data is required by applicable law, regulation or stock exchange listing standard or is requested by an Authority with competent jurisdiction over the disclosing party.
Section 3.14    Independent Nature of each Seller’s Obligations. The obligations of each Seller under this Agreement are several and not joint with the obligations of the other Seller, and no Seller shall be responsible in any way for the performance of the obligations of the other Seller under this Agreement. Nothing contained herein, and no action taken by either Seller pursuant hereto, shall be deemed to constitute such Seller as a partnership, an association, a joint venture or any other kind of group or entity with the other Seller, or create a presumption that such Seller is in any way acting in concert or as a group with the other Seller with respect to such obligations or the transactions contemplated by this Agreement. Each Seller shall be entitled to independently protect and enforce its rights, including, the rights arising out of this Agreement, and it shall not be necessary for the other Seller to be joined as an additional party in any proceeding for such purpose.
Section 3.15    Further Assurances. The Company and each of the Holders shall cooperate with each other and shall take such further action and shall execute and deliver such further documents as may be reasonably requested by any other party in order to carry out the provisions and purposes of this Agreement.
Section 3.16    Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.
Section 3.17    Termination. This Agreement shall terminate with respect to any Holder on such date on which both (i) such Holder together with its Affiliates ceases to hold or Beneficially Own at least one percent of the issued and outstanding Common Stock and (ii) subject to such Holder’s compliance with Section 2.6, all Registrable Securities owned by such Holder may be sold without restriction (including any limitation thereunder on volume or manner of sale without the need for current public information) pursuant to Rule 144; provided, that, the provisions of Section 2.7, Section 2.8, Section 2.9 and Article III shall survive such termination (such date, the “Termination Date” with respect to such Holder).
[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CALIFORNIA RESOURCES CORPORATION

By:
Name:
Title:
Signature Page to Registration Rights Agreement

SELLERS: CPP INVESTMENT BOARD PRIVATE HOLDINGS (6), INC.

By:
Name:
Title:
Signature Page to Registration Rights Agreement

IKAV IMPACT S.A.R.L.

By:
Name:
Title:

SIMLOG, INC.

By:
Name:
Title:

IKAV ENERGY INC.

By:
Name:
Title:
Signature Page to Registration Rights Agreement

OCM OPPS XB AIF HOLDINGS (DELAWARE), L.P.

By:
Name:
Title:

OAKTREE HUNTINGTON INVESTMENTS FUND II AIF (DELAWARE), L.P. – CLASS C

By:
Name:
Title:

OCM XI AIV HOLDINGS (DELAWARE), L.P.

By:
Name:
Title:

CM AERA E HOLDINGS, LLC

By:
Name:
Title:
Signature Page to Registration Rights Agreement

EXHIBIT B

STOCKHOLDER AGREEMENT
by and between
CALIFORNIA RESOURCES CORPORATION
and
THE STOCKHOLDER PARTY HERETO
[___]

STOCKHOLDER AGREEMENT
This STOCKHOLDER AGREEMENT (this “Agreement”) is made and entered into as of [___], 2024 by and among [Cosmo], a Delaware corporation (the “Company”), and [Name of Stockholder] (the “Stockholder”), and each other Person who after the date hereof becomes a party hereto.
RECITALS
WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of February [___], 2024 (the “Merger Agreement”), among the Company, Petra Merger Sub I, LLC, Petra Merger Sub C, LLC and Petra Merger Sub O, LLC, Petra Merger Sub O2, LLC, Petra Merger Sub O3, LLC, each a Delaware limited liability company and a wholly-owned subsidiary of the Company, Petra Merger Sub S, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company, IKAV Impact USA Inc., a Delaware corporation, CPPIB Vedder US Holdings LLC, a Delaware limited liability company, Opps Xb Aera E CTB, LLC, a Delaware limited liability company, Opps XI Aera E CTB, LLC, a Delaware limited liability company, Green Gate COI, LLC, a Delaware limited liability company, and solely for purposes of the Member Provisions (as defined in the Merger Agreement), IKAV Impact S.a.r.l., a Luxembourg corporation, Simlog, Inc., a Delaware corporation, IKAV Energy Inc., a Delaware corporation, CPP Investment Board Private Holdings (6), Inc., a Canadian corporation, OCM Opps Xb AIF Holdings (Delaware), L.P., a Delaware limited partnership, Oaktree Huntington Investments Fund II AIF (Delaware), L.P. – Class C, a Delaware limited partnership, OCM XI AIV Holdings (Delaware), L.P., a Delaware limited partnership, and OCM Aera E Holdings, LLC, a Delaware limited liability company, the Company issued the Securities to the Stockholder; and
WHEREAS, the parties hereto desire to enter into an agreement to provide for certain rights and obligations associated with ownership of the Securities.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1    Definitions. Capitalized terms used herein without definition shall have the meanings given to them in the Merger Agreement, except that the terms set forth below are used herein as so defined:
“Activist” means, as of any date of the applicable Transfer, any Person or any Affiliate of any Person that is identified in the most recently available “SharkWatch 50” list (or, if “SharkWatch 50” is no longer available, the then-prevailing comparable list, as reasonably determined by the Company in good faith).
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question; it being understood that, with respect to a Holder or any of its Affiliates,

(x) “Affiliate” does not include any portfolio company of a Holder or any of its Affiliates other than for purposes of Section 5.2 and (y) for purposes of this Agreement, the Company and its subsidiaries shall not be deemed to be an Affiliate of any Stockholder or such Stockholder’s Affiliates. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.
“Authority” means any domestic (including federal, state or local) or foreign court, arbitrator, administrative, regulatory or other governmental department, agency, official, commission, tribunal, authority or instrumentality, non-government authority or self-regulatory body (including any domestic or foreign securities exchange).
“Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Exchange Act. “Beneficial Ownership” has a correlative meaning.
“Board” means the Board of Directors of the Company.
“Business Day” means any day other than a day on which the SEC is closed.
“Capital Stock” means any and all shares of Common Stock, preferred stock or other forms of equity authorized and issued by the Company (however designated, whether voting or non-voting) and any instruments convertible into or exercisable or exchangeable for any of the foregoing (including any options or swaps).
“Common Stock” means the common stock, par value $0.01 per share, of the Company.
[“CPPIB” means Canadian Pension Plan Investment Board.]
[“CPPIB Sustainable Energies Group” means the Sustainable Energies Investment group of CPPIB and any successor group(s) of the Sustainable Energies Investment group of CPPIB that result(s) from any CPPIB internal reorganization or group or department name change.]
“Derivative Securities” means options, warrants, rights to purchase Capital Stock, or any securities that are exercisable, convertible or exchangeable for Capital Stock.
“Director” means a member of the board of directors of the Company.
“Holder” means the Stockholder and any of its permitted transferees, so long as such Person is a holder or owner of any Securities.
[“IKAV” means IKAV Impact S.a.r.l., a Luxembourg corporation.]
“NYSE” means the New York Stock Exchange.
“Person” means any natural person, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, foundation, unincorporated organization or government or other agency or political subdivision thereof.

“Qualifying Nominee” means, in respect of a Stockholder Nominee, a natural person who, in the good faith determination of the Board or the Governance Committee: (i) is suitable to serve on the Board in accordance with the customary standards of suitability for directors of NYSE-listed companies; (ii) is not prohibited from serving as a director pursuant to any rule or regulation of the U.S. Securities and Exchange Commission or any national securities exchange on which the Securities are listed or admitted to trading; and (iii) is not subject to any order, decree or judgment of any Authority prohibiting service as a director of any public company.
“Permitted Parties” means (a) the full-time members of the formal investment or equivalent committee of [CPPIB/IKAV] responsible for the oversight of a Holder’s investment in the Company and (b) [(i)] internal compliance, legal, accounting, tax, insurance and other personnel of a Holder [(clauses (a) and (b)(i), collectively, “Internal Permitted Parties”), and (ii) external compliance, legal, accounting, tax and other professional advisors of a Holder or its Affiliates who are bound by an obligation of confidentiality to the Holder or its Affiliate (either in the course of their professional duties or pursuant to a customary confidentiality agreement) (clause (b)(ii), collectively, “External Permitted Parties”)]1, in each case with respect to clauses (a) and (b), who have a need to review information in order to perform the proper functions of their employment or duties to [CPPIB/IKAV].
[“Restricted Party” CPPIB Sustainable Energies Group but excludes (a) any other investment department and/or group within CPPIB that is not the CPPIB Sustainable Energies Group (including, for the avoidance of doubt, CPPIB itself), (b) any and all CPPIB portfolio companies, and (c) any CPPIB employee located in an international office of CPPIB (outside of Toronto, New York, London and Sydney) who are members of CPPIB Sustainable Energies Group in addition to other investment departments and/or group; provided, that in each case of clause (a) and clause (b), that such other department or group or portfolio company is not acting at the direction of or in coordination with any Restricted Party with respect to the Company or in connection with a Holder’s interest therein; provided further, that in the case of clause (c), that such individuals are not acting at the direction of the CPPIB Sustainable Energies Group or in support of an investment to be approved by the CPPIB Sustainable Energies Group investment committee.]2
“SEC” means the U.S. Securities and Exchange Commission (or any successor agency).
“Securities” means the shares of Common Stock issued to the Stockholder pursuant to the Merger Agreement and any securities issued or issuable with respect to such Common Stock by way of reclassification, dividend or distribution or in connection with any reorganization or other recapitalization, merger, consolidation or otherwise.
“Standstill Termination Date” means the first date on which (a) the Stockholder, together with its Affiliates, no longer owns at least 7.5% of the issued and outstanding Common Stock calculated on a fully diluted basis and (b) no Stockholder Nominee designated by the Stockholder
___________________
1 Note to Draft: For CPPIB agreement only
2 Note to Draft: For CPPIB agreement only

is serving on the Board and the Stockholder either is no longer entitled to, or has irrevocably waived, the right to appoint a Stockholder Nominee under Section 4.2(a).
“Stockholder Threshold” means, at any time of determination, 14.9% of the issued and outstanding Common Stock calculated on a fully diluted basis.
“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, Securities.
ARTICLE II
TRANSFER RESTRICTIONS
Section 2.1    Transfer Restrictions. Until the Standstill Termination Date, each Holder shall not, without the prior written consent of the Company, Transfer all or any part of the Securities or any right or economic interest pertaining thereto, including the right to vote or consent on any matter or to receive or have any economic interest in dividends from the Company pursuant thereto, to an Activist; provided, however, that this Section 2.1 shall not restrict or limit any Transfer of the Securities (a) to an Affiliate of such Holder or (b) in an open market transaction effected through a broker-dealer or to a broker-dealer in a block trade, so long as such broker-dealer transferee is purchasing such securities in such block trade for its own account and makes block trades in the ordinary course of its business, or in a underwritten offering, and in each case under this clause (b), to such Holder’s knowledge, the ultimate transferee in such Transfer is not an Activist. Any purported Transfer in violation of this Section 2.1 shall be null and void ab initio.
ARTICLE III
STANDSTILL
Section 3.1    Standstill. Each Holder hereby agrees that, from the Closing Date until the Standstill Termination Date, unless an exemption or waiver is otherwise approved in advance in writing by the Board, such Holder shall not, and shall cause the Restricted Party not to:
(a)    purchase or otherwise acquire, offer or propose to acquire, or solicit an offer to sell or agree to acquire, directly or indirectly, alone or in concert with others, Beneficial Ownership of any Capital Stock or any Derivative Securities (excluding shares and securities received by way of stock dividend, stock reclassification or other distributions or offerings made available on a pro rata basis to the Company’s stockholders) if, after giving effect thereto, the Holders and the Restricted Party would collectively Beneficially Own, in the aggregate, an amount of Capital Stock, including any Derivative Securities on an as-exercised, converted or exchanged basis, as applicable, in excess of the Stockholder Threshold; provided, however, that, if as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchase of shares of Common Stock by the Company, the Holders and the Restricted Party collectively Beneficially Own, in the aggregate, an amount of Capital Stock, including any Derivative Securities on an as-exercised, converted or exchanged basis, as applicable, in excess of the Stockholder Threshold, the Holders and the Restricted Party shall not be in violation of this

Section 3.1(a) so long as the Holders and the Restricted Party do not take any of the actions referred to in the first clause of this Section 3.1(a);
(b)    make, or in any way participate in, directly or indirectly, alone or in concert with others (including by or through any group), any “solicitation” of “proxies” (as such terms are defined or used in Regulation 14A under the Exchange Act) to vote Common Stock or other Capital Stock of the Company or to provide or withhold consents with respect to Common Stock or other Capital Stock of the Company, whether subject to or exempt from the proxy rules, or seek to advise or influence any Person or entity with respect to the voting of, or the providing or withholding consent with respect to, any Common Stock or other Capital Stock of the Company; provided, however, that the foregoing will not be deemed to restrict or limit in any manner in which any of the Holders or the Restricted Party votes any of its respective shares of Common Stock or Capital Stock, directly or by proxy, subject to compliance with the other terms and conditions of this Agreement;
(c)    except as permitted by Section 3.2, either directly or indirectly in concert with others (including by or through any group) make any offer with respect to, or make or submit a proposal with respect to, or ask or request any other Person to make an offer or proposal with respect to, any transaction that would, if consummated, be reasonably likely to result in a change of control of the Company, including a merger, business combination, restructuring, reorganization, recapitalization, tender or exchange offer or asset disposition involving the Company or any of its Affiliates; provided, however, that the Holders and the Restricted Party shall be permitted to (i) vote on any such transaction in accordance with the terms and conditions of this Agreement and (ii) tender into any tender offer or exchange offer not commenced by a Holder or the Restricted Party if either (A) the Board recommends (by majority vote) that the stockholders of the Company tender their shares in response to such offer or does not recommend against the tender offer or exchange offer within 10 Business Days after the commencement thereof or such longer period as shall then be permitted under U.S. federal securities laws or (B) the Board later publicly recommends (by majority vote) that the stockholders of the Company tender their shares in response to such offer;
(d)    except as provided in this Agreement, either directly or indirectly in concert with others (including by or through any group) seek representation on the Board or the board of directors (or equivalent governing body) of any of the Company’s controlled Affiliates, seek to remove any members of the Board or expand or reduce the size of the Board or otherwise act alone or in concert with others (including by or through any group) to seek control of the Board or the board of directors (or equivalent governing body) of any of the Company’s controlled Affiliates;
(e)    form, join, knowingly encourage the formation of or knowingly engage in discussions relating to the formation of, or participate in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act for purposes of seeking control, or influencing the control or management of, the Company; or
(f)    either directly or indirectly in concert with others (including by or through any group) publicly announce any intention, or enter into or disclose any plan or arrangement inconsistent with the foregoing (including publicly making a request that the Company or the Board waive, amend or terminate any provisions of this Section 3.1).

Section 3.2    Permitted Action. Notwithstanding the provisions of Section 3.1, nothing herein shall prohibit or restrict any activities of a Holder or the Restricted Party in connection with: (i) exercising any of its rights under this Agreement, (ii) privately communicating with Company management, the chairman of the Board or the lead independent director of the Board in its capacity as a stockholder of the Company (including by providing its views privately to Company management, the chairman of the Board or the lead independent director of the Board on any matter); provided, that such actions are not intended to and would not reasonably be expected to require public disclosure of such actions, (iii) exercising any voting, dividend or liquidation rights attached to any securities that it may own in accordance with its corporate governance policies and proxy voting guidelines, (iv) disclosing its voting intentions in accordance with normal practices, (v) making any disclosure pursuant to Section 13(d) of the Exchange Act that such Holder or such Affiliate reasonably believes, based on the advice of independent legal counsel, is required in connection with any action taken by such Holder or such Affiliate that is not inconsistent with this Agreement or (vi) complying with applicable laws. Nothing contained in Section 3.1 shall in any way restrict or prohibit any actions taken by any Stockholder Nominee acting solely in his or her capacity as a Director consistent with his or her fiduciary duties as a Director, including communicating with, participating in, or otherwise seeking to affect the outcome of, discussions and votes of the Board (or any committee thereof) with respect to any matters coming before it, or otherwise deemed to be subject to Section 3.1 with respect to such person’s activities in his or her capacity as a Director; provided, that such action does not include any public announcement or disclosure by the Stockholder Nominee.
Section 3.3    Termination. The restrictions contained in Section 3.1 shall terminate and shall cease to apply to each Holder and the Restricted Party on the Standstill Termination Date.
ARTICLE IV
CORPORATE GOVERNANCE
Section 4.1    Initial Appointment to the Board. Promptly following the Effective Time, the Company shall appoint to the Board a natural person designated in writing by the Stockholder prior to the Effective Time after consultation with the Company, provided that such natural person is a Qualifying Nominee (such person, and any other person designated for nomination by the Stockholder pursuant to this Article V, a “Stockholder Nominee”). In determining its initial Stockholder Nominee, the Stockholder shall consider the composition of the Board and the Stockholder’s internal voting policies, as well as any other factors the Stockholder determines to consider in its sole discretion. Such Stockholder Nominee shall serve an initial term that will expire no earlier than the annual meeting of the stockholders of the Company to be held in [ ● ]3.
Section 4.2    Stockholder Nominees.
(a)    From and after the Closing Date until the first date on which the Stockholder, together with its Affiliates, ceases to Beneficially Own, in the aggregate, at least 5.0% of the issued and outstanding Common Stock calculated on a fully diluted basis, the Stockholder
___________________
3 Note to Draft: To be the first meeting of stockholders for the election of directors subsequent to the Closing Date.

shall have the option and right (but not the obligation) to designate for nomination to the Board one Stockholder Nominee.
(b)    From and after the first date on which the Stockholder, together with its Affiliates, ceases to Beneficially Own, in the aggregate, at least 5.0% of the issued and outstanding Common Stock calculated on a fully diluted basis, (i) the Stockholder shall not have the right to designate a Stockholder Nominee to the Board pursuant to this Section 4.2 and (ii) the Company shall not be obligated to nominate a Stockholder Nominee to the Board pursuant to this Section 4.2. For the avoidance of doubt, following the termination of the Stockholder’s right to designate a Stockholder Nominee to the Board pursuant to the foregoing sentence, such right of designation shall not be reinstated in the event that after such occurrence the Stockholder, together with its Affiliates, Beneficially Own, in the aggregate, at least 5.0% of the issued and outstanding Common Stock calculated on a fully diluted basis.
Section 4.3    Election of Stockholder Nominees to the Board.
(a)    In the event that a Stockholder Nominee must stand for an election of the Board in connection with any annual or special meeting of stockholders of the Company at which Directors are to be elected (each annual or special meeting, an “Election Meeting”), the Company shall give written notice, no earlier than 90 days prior to the date of such Election Meeting, to the Stockholder to request that the Stockholder nominate a Stockholder Nominee, and the Stockholder shall give written notice to the Company of the Stockholder Nominee no later than 30 days after receiving such notice; provided, that if the Stockholder fails to give such notice in a timely manner, then the Stockholder shall be deemed to have nominated the incumbent Stockholder Nominee elected to the Board.
(b)    In connection with any Election Meeting in which a Stockholder Nominee stands for election to the Board (or in the event that the Stockholder is permitted to designate a Replacement pursuant to Section 4.4), the Stockholder shall take all necessary action to cause the Stockholder Nominee to consent to such reference and background checks and to provide such information (including information necessary to determine any disclosure obligations of the Company) as the Board or the Nominating & Corporate Governance Committee of the Board (the “Governance Committee”) may reasonably request in connection with the Company’s disclosure obligations or in connection with the Company’s legal, regulatory or stock exchange requirements, which requests shall be of the same type as the Company requests of all other nominees to the Board.
(c)    Subject to the provisions set forth in this Article IV, to the extent that a Stockholder Nominee must stand for an election of the Board in connection with an Election Meeting, subject to applicable requirements or qualifications under applicable Law or applicable stock exchange rules, the Company agrees to take all actions necessary to: (i) nominate and recommend that the holders of Capital Stock of the Company who are entitled to vote at such Election Meeting vote in favor of the election of the Stockholder Nominee (including ensuring that each Stockholder Nominee is included in the proxy statement prepared by the Company in connection with the Company’s solicitation of proxies for such Election Meeting) and (ii) support the Stockholder Nominee for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees.

(d)    Notwithstanding anything to the contrary in this Agreement, none of the Company, the Governance Committee or the Board shall be under any obligation to nominate or recommend a proposed Stockholder Nominee if the Governance Committee determines (by majority vote) in good faith, following consultation with outside legal counsel, that such proposed Stockholder Nominee is not a Qualifying Nominee.
Section 4.4    Qualification and Replacement of Stockholder Nominees.
(a)    If the Governance Committee determines (by majority vote) in good faith, following consultation with outside legal counsel, that a Stockholder Nominee elected to the Board is not a Qualifying Nominee, the Stockholder shall take all necessary action to cause such Stockholder Nominee to resign promptly from the Board and any committee of the Board on which he or she then serves.
(b)    If a Stockholder Nominee shall cease for any reason to serve as a Director (including by death, disability, retirement, resignation or removal of such Stockholder Nominee), the Stockholder shall have the exclusive right to designate a replacement for such Stockholder Nominee (a “Replacement”). Unless the Governance Committee determines that such Replacement is not a Qualifying Nominee, the Company shall promptly take all action within its control necessary to satisfy the requirements under this Article IV with respect to such Replacement, including by causing the appointment of such Replacement to the Board to fill any such vacancy. If any such Replacement is determined by the Governance Committee not to be a Qualifying Nominee, the Stockholder shall be entitled to continue designating a Replacement until such proposed designee is determined by the Governance Committee to qualify as a Qualifying Nominee. The Company shall not fill the vacancy on the Board during any period in which the appointment of a Stockholder Nominee is pending without the prior written consent of the Stockholder.
Section 4.5    Resignation; Removal.
(a)    The Stockholder shall have right at any time and from time to time to cause the Stockholder Nominee elected to the Board to promptly tender his or her resignation from the Board and any committee of the Board on which he or she then serves.
(b)    If the Stockholder no longer has the right to designate a Stockholder Nominee then serving on the Board pursuant to the terms of this Article IV, then, unless the Governance Committee and the Stockholder agree in writing that such Stockholder Nominee should remain on the Board, Stockholder shall cause the Stockholder Nominee to promptly tender their resignation from the Board and any committee of the Board on which he or she then serves and, if the Board accepts such resignation, the resulting vacancy shall be filled by the Board.
Section 4.6    Rights of the Stockholder Nominee.
(a)    The Company shall notify each Stockholder Nominee, at the same time and in the same manner as such notification is delivered to the other members of the Board, of all regular meetings and special meetings of the Board and of all regular and special meetings of any committee of the Board of which such Stockholder Nominee is a member. The Company and the Board shall provide such Stockholder Nominee with copies of all notices, minutes, consents and other material that it provides to all other members of the Board and each committee of the Board concurrently as such materials are provided to the other members of the Board or such committee.
(b)    Each Stockholder Nominee shall be entitled to the same directors’ and officers’ insurance coverage as the other non-employee Directors and the same indemnification from the Company as such other Directors, in each case, effective no later than the date on which such Stockholder Nominee joins the Board. If the Company enters into indemnification agreements with its Directors generally, the Company will enter into an indemnification agreement with such Stockholder Nominee in substantially the same form as the other Directors and with such changes as may be reasonably requested by the Stockholder.
(c)    Except to the extent that a Holder may otherwise notify the Company, each Stockholder Nominee shall be entitled to compensation (including equity awards) that is consistent with the compensation received by other non-employee Directors; provided, that at the election of a Stockholder Nominee, any Director compensation shall be paid to such Holder or any Affiliate thereof specified by such Stockholder Nominee rather than to such Stockholder Nominee. In addition, while serving as a Director, the Stockholder Nominee shall be entitled to reimbursement for reasonable expenses for his or her service as a Director, consistent with the Company’s policies applicable to other non-employee Directors.
ARTICLE V
OTHER COVENANTS OF THE COMPANY
Section 5.1    Committee Access. For so long as the Stockholder is entitled to nominate a Stockholder Nominee pursuant to Section 4.2, with respect to each committee of the Board on which the Stockholder Nominee does not serve as a member, such committee of the Board shall allow the Stockholder Nominee to participate as a non-voting observer of such committee; provided, however, that if the Stockholder Nominee is not an independent Director under applicable stock exchange rules and the inclusion of the Stockholder Nominee as a non-voting observer would reasonably be expected to have an adverse effect on the Company, the parties hereto will discuss in good faith the implementation of an alternative arrangement to provide the Stockholder Nominee with an opportunity to review materials furnished to such committees.
Section 5.2    Business Opportunities. Contemporaneously with the execution of this Agreement, the Board has duly approved resolutions (the “Board Resolution”) (a) renouncing any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any business opportunities that are presented to the Stockholder, any of its Affiliates or any Stockholder Nominee (the “Stockholder Entities”), other than any opportunity of which a Stockholder Nominee first becomes aware in his or her capacity as a Director and which has not been otherwise presented to the Stockholder or any of its Affiliates and (b) waiving any obligation on the part of any Stockholder Nominee to present any such business opportunity to the Company, in each case pursuant to Section 122(17) of the Delaware General Corporation Law. For the avoidance of doubt, the Stockholder and its Affiliates shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company and its subsidiaries, including business interests and activities that may be in direct competition with the Company and its subsidiaries. Neither the Company nor any of its subsidiaries shall have any rights by virtue of this Agreement in any business ventures of any Stockholder Entity or any

Stockholder Nominee. For so long as this Agreement is in effect, the Company shall not, and shall not permit the Board to, rescind or retract the Board Resolution, or take any other action that would reduce or eliminate the renunciation or waivers included in the Board Resolution with respect to the Stockholder Entities or any Stockholder Nominee.
Section 5.3    No Amendment of Organizational Documents. Prior to the Termination Date, without the prior written approval of the Stockholder, the Company shall not, and shall cause each of its subsidiaries not to, amend or modify any organizational documents of the Company or any of its subsidiaries in a way that materially, adversely and disproportionately affects the rights or privileges of the Stockholder or any of its Affiliates that owns Common Stock or other equity interests in the Company in their capacity as owners of Common Stock or other equity interests in the Company or any of its subsidiaries in relation to any other owner of equity interests of the Company or any of its subsidiaries.
ARTICLE VI
MISCELLANEOUS
Section 6.1    Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that, each notice party shall use reasonable best efforts to confirm receipt of any such e-mail correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:
If to the Company, to:
[insert address]
Attn:
Email:
With a copy to (which copy shall not constitute notice):
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
Attn: Alison S. Ressler; Bradley S. King
E-mail: resslera@sullcrom.com; kingbrad@sullcrom.com
If to the Stockholder, to:
[insert address]
Attn:
Email:
With a copy to (which copy shall not constitute notice):

Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
Attn: David S. Allinson; Thomas G. Brandt
E-mail: david.allinson@lw.com; thomas.brandt@lw.com
or, if to a transferee of a Holder, to the transferee at the address specified pursuant to Section 2.1(a) above. All notices and communications shall be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered; (ii) when notice is sent to the sender that the recipient has read the message, if sent by e-mail; (iii) upon actual receipt if sent by registered or certified mail, return receipt requested, or regular mail, if mailed; and (iv) upon actual receipt when delivered to an air courier guaranteeing overnight delivery.
Section 6.2    Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto, including subsequent Holders to the extent permitted herein.
Section 6.3    Assignment of Rights. Unless otherwise specified in this Agreement, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by the Stockholder or any of its Affiliates without the prior written consent of the Company; provided, however, that any of the rights, interests or obligations of the Stockholder may be assigned to any of its Affiliates without the requirement of any such consent. Any purported assignment in breach of this Section 6.3 shall be null and void ab initio.
Section 6.4    Specific Performance. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Section 6.17, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 6.4, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 6.4. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.4, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
Section 6.5    Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 6.6    Rules of Construction.
(a)    Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.
(b)    The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Los Angeles time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.
(c)    In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Authority includes any successor to that Authority; (iii) any applicable law refers to such applicable law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable law or other law include any successor to such section; and (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

Section 6.7    Governing Law; Venue; Waiver of Jury Trial.
(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.
(b)    THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.1 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY

UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.7.
Section 6.8    Adjustments Upon Changes in Capitalization. In the event of any change in the Common Stock or in the number of outstanding shares of the Common Stock by reason of a stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or other similar event or transaction or any other change in the corporate or capital structure of the Company as a result of which the number of issued and outstanding shares of Common Stock change or is otherwise adjusted or the Common Stock is converted into other securities of Parent, this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock (or other securities) issued to or acquired by the Stockholders and any provision of this Agreement that requires a particular minimum ownership percentage of Common Stock shall be deemed to be automatically amended to account for such event, transaction or change and shall be construed accordingly.
Section 6.9    Severability of Provisions. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger Agreement and this Agreement may be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party shall not incur any liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order.
Section 6.10    Entire Agreement; No Third-Party Beneficiaries. This Agreement (together with the Merger Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 6.11    Amendment. Unless otherwise specified in this Agreement, this Agreement may be amended only by means of a written amendment signed by each of the parties hereto or thereto affected by such amendment.

Section 6.12    Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that no Person other than the Stockholder (and its transferees or assignees) and the Company shall have any obligation hereunder and that no recourse under this Agreement shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of the Stockholder or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any Stockholder or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, as such, for any obligations of the Stockholder under this Agreement or for any claim based on, in respect of or by reason of such obligation or its creation.
Section 6.13    Confidentiality of Records.
(a)    Subject to Section 6.13(b), each of the parties hereto shall, and shall cause its Affiliates to, keep confidential, disclose only to its Affiliates or Permitted Parties (in the case of the Holder) or representatives (in the case of the Company) with a bona fide need to know, and use only in connection with the transactions contemplated by this Agreement all information and data obtained by them from the other party hereto or its Affiliates or its representatives relating to such other party or the transactions contemplated hereby (other than information or data that (i) is or becomes available to the public other than as a result of a breach of this Section 6.13, (ii) was available on a non-confidential basis prior to its disclosure to or by one party to another, or (iii) becomes available to one party hereto on a non-confidential basis from a source other than the other party hereto; provided, that, such source is not known by the receiving party, after reasonable inquiry, to be bound by a confidentiality agreement with either of the non-receiving parties or their representatives and is not otherwise prohibited from transmitting the information to the receiving party by a contractual, legal or fiduciary obligation), unless disclosure of such information or data is required by applicable law, regulation or stock exchange listing standard or is requested by an Authority with competent jurisdiction over the disclosing party.
(b)    Notwithstanding the foregoing, but subject to compliance with the Company’s bona fide internal policies, and excluding any trade or business secrets, a Stockholder Nominee may disclose to the Holder and the Restricted Party, the Permitted Parties and its and their relevant directors, officers and employees, in each case with a bona fide need to know, any and all information received or observed by him or her in his or her capacity as a Stockholder Nominee; provided, that such information shall not be (i) used for any purpose other than, to the extent consistent with applicable law, (A) to monitor, oversee and make decisions with respect to the Holder’s investment in the Company; (B) to comply with the Holder’s obligations under this Agreement; (C) to exercise any of the Holder’s rights under this Agreement; (D) to collaborate with the Company and (E) in order to perform the proper functions of a Person’s employment or duties (clauses (A) through (D), the “Permitted Purposes”) or (ii) disclosed to any Affiliate of [CPPIB/IKAV] other than the Restricted Parties and the Permitted Parties. Notwithstanding anything in this Section 6.13(b) to the contrary but subject to the foregoing proviso, any competitively sensitive information (as determined in good faith by the Board and identified as such in writing to [CPPIB/IKAV]) or local pricing data may only be disclosed to [(a) Internal] Permitted Parties [and (b) External Permitted Parties to whom such disclosure is made for a Permitted Purpose]; provided that with respect to any such disclosure: (i) the Stockholder Nominee shall be subject to his or her fiduciary duties as a Director with respect to sharing such information, which duties shall include, without limitation, a restriction on sharing information regarding (A) any prospective business opportunities presented to the Board and (B) information subject to confidentiality by the Company with third parties if the Company has identified to the Stockholder Nominee in writing that such information is confidential and the disclosure thereof by the Stockholder Nominee would cause a breach of such confidentiality obligation, [and] (ii) [such disclosure to External Permitted Parties is limited to the extent such disclosure is reasonably necessary for a Permitted Purpose and consistent with the the internal policies and practices of CPPIB and its Affiliates, and (iii)]4 no such disclosure shall be permitted to the extent it adversely affects the attorney-client privilege of the Company.
(c)    Notwithstanding anything in Section 6.17 to the contrary, the provisions of this Section 6.13 shall terminate with respect to Holder and its Affiliates and representatives on the date that is 12 months following the Termination Date.
Section 6.14    Further Assurances. The Company and the Stockholder shall cooperate with each other and shall take such further action and shall execute and deliver such further documents as may be reasonably requested by any other party in order to carry out the provisions and purposes of this Agreement.
Section 6.15    Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.
Section 6.16    Action in Stockholder Capacity Only. The Stockholder has executed this Agreement solely in its capacity as the record holder or Beneficial Owner of Securities and nothing herein shall limit or affect any actions or omissions taken by, or fiduciary duties of, any Stockholder Nominee in his or her capacity as a Director to the extent permitted by applicable law.
Section 6.17    Termination. Unless otherwise specified herein, this Agreement shall terminate upon the earlier of (a) the first date on which the Stockholder, together with its Affiliates, is no longer entitled to designate a Stockholder Nominee pursuant to Section 4.2(b) and (b) the date on which the Stockholder provides written notice to the Company terminating this Agreement (such earlier date, the “Termination Date” with respect to such Holder); provided, however, that the provisions of Section 2.1, Section 3.1 and Article VI shall survive such termination in accordance with their respective terms.
[Signature pages follow]
___________________
4 Note to Draft: For CPPIB agreement only

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CALIFORNIA RESOURCES CORPORATION

By:
Name:
Title:

[Signature Page to Stockholder Agreement]

STOCKHOLDER: [NAME]

By:
Name:
Title:
[Signature Page to Stockholder Agreement]